Exhibit 99.1

This prospectus is an unofficial translation of a prospectus published by the Company in Isarel on September 11, 2007, which contains parts in the Hebrew language and in the English language. Sections 1.4 – 1.12 and Sections 1.22 – 1.29 were originally written in the English language.

Elbit Medical Imaging Ltd.
(the “Company”)

Issue Prospectus
OF
registered Series E Notes of NIS 1 par value each, payable in 10 equal annual installments, on July 1 of each of the years 2012 to 2021, inclusive (the first installment to be effected on July 1, 2012 and the last installment to be effected on July 1, 2021), bearing interest at the Uniform Interest Rate or the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 of the Prospectus), payable in semi-annual installments on December 31 and July 1 of each of the years 2007 to 2021 (the first installment to be effected on December 31, 2007 and the last installment to be effected on July 1, 2021), linked (principal and interest) to the Index for August, as published on September 16, 2007 (hereinafter: the “Series E Notes”).
And Of
registered Series F Notes of NIS 1 par value each, payable in 6 equal annual installments, on October 1 of each of the years 2010 to 2015, inclusive (the first installment to be effected on October 1, 2010 and the last installment to be effected on October 1, 2015), bearing interest at the Uniform Interest Rate or the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 of the Prospectus), payable in semi-annual installments on April 1 and October 1 of each of the years 2008 to 2015 (the first installment to be effected on April 1, 2008 and the last installment to be effected on October 1, 2015), linked (principal and interest) to the Index for August, as published on September 16, 2007 (hereinafter: the “Series F Notes”).

The total par value of the Series E Notes and the Series F Notes offered under this Prospectus, jointly, is NIS 440,000,000 par value, within the framework of the Complementary notice (hereinafter: the “Complementary Notice”), pursuant to section 16 (A.1)(2) of the Securities Law, 1968 and the Securities (Complementary Notice and Draft Prospectus) Regulations, 2007 (hereinafter: “Complementary Notice Regulations”), as set out in subsection 1.13.11 of the Prospectus, the exact number of each of the said series of notes to be offered to the public shall be specified, provided that the total of all notes offered to the public under the Complementary Notice, jointly, shall not exceed NIS 440,000,000 par value, as aforesaid, subject to the Company’s option to change the quantity offered as aforesaid within the framework of the Complementary Notice. See subsection 1.13.11 of the Prospectus.

The Series E Notes are offered to the public in a uniform offer, as follows:
The Series E Notes are offered to the public at 100% of their par value, by means of units, while the makeup and price of each unit and the number of offered units will be specified in the Complementary Notice.

The Series E Notes are offered to the public by way of tender for the annual interest rate to be borne by Series E Notes, while the maximum annual interest rate will range between 5.5% and 6.5%.

The period for submitting bids for the purchase of Series E Notes will be specified in the Complementary Notice.

The Series F Notes are offered to the public in a uniform offer, as follows:
The Series F Notes are offered to the public at 100% of their par value, by means of units, while the makeup and price of each unit and the number of offered units will be specified in the Complementary Notice.

The Series F Notes are offered to the public by way of tender for the annual interest rate to be borne by Series F Notes, while the maximum annual interest rate will range between 4.9% and 6%.

The period for submitting bids for the purchase of Series F Notes will be specified in the Complementary Notice.

The tender for the annual interest rate to be borne by Series E Notes and the tender for the annual interest rate to be borne by Series F Notes, as aforesaid, are two separate tenders, independent of each other. For details regarding the distribution of the quantity offered of each series, see above.

The Series E Notes and the Series F Notes are offered under this Prospectus by means of a uniform offer, as laid down in Chapter B of the Securities (Manner of Offering Securities to the Public) Regulations, 2007 (hereinafter: the “Manner of Offering Regulations”). Following the publication of this Prospectus, the Company  will publish a Complementary Notice, within the framework of which the details missing from this Prospectus will be supplemented and/or the updatable details in this Prospectus will be updated, in accordance with the Complementary Notice Regulations. For details regarding the Complementary Notice, see subsection 1.13.11 of the Prospectus.

The Company intends to enter into a prior engagement with classified investors, to the effect that the classified investors will submit bids for the purchase of units within the framework of the above two tenders, in such quantities as shall be published within the framework of the Complementary Notice. See subsection 1.13.11 of the Prospectus.

The Company’s Ordinary Shares are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter: the “Stock Exchange”) under the symbol “ELBIM” as well as on the “Nasdaq” (“Nasdaq Global Market”), under the symbol “EMITF”. On September 9, 2007 and on September 7, 2007 the closing rate of the Company’s shares on the Stock Exchange and on the Nasdaq, respectively, amounted to NIS 181.40 and USD 44.79, respectively.

The Company is engaged primarily, directly or indirectly, in the following areas of activity: (1) Promotion, foundation, operation, management and sale of commercial and entertainment centers in Israel, Eastern and Central Europe and India; (2) Ownership of hotels, primarily in central European cities, as well as operation, management and sale of such hotels; (3) Investment in research and development, manufacture and marketing of MRI-guided focused ultra sound treatment devices, through the InSightec Co.;  (hereinafter: “InSightec”); and (4) distribution and marketing of women's fashion and accessories and venture capital investments. Investment in the Company’s securities involves the following risks, the gist of which is as follows:
Risk factors pertaining to trade and entertainment centers: (1) Selecting appropriate sites is critical for the success of a trade and entertainment center; (2) Planning restrictions and local objections are likely to withhold or prevent construction of centers; (3) The Company is dependent on contractors and sub-contractors to set up the centers; (4) Delays in completion of construction are likely to affect the Company’s success; (5) The Company is dependent on contracting with attractive third parties for the purpose of leasing the center areas; (6) The results of the Company’s operations are likely to be affected by demands on behalf of retailers and by tenants’ insolvency; (7) The condition of the general economy in a certain area is likely to affect tenants; (8) The Company is dependent on the presence of anchor tenants; (9) Increased competition in certain areas in East European countries.
Risk factors pertaining to the field of hotel business: (10) The hotel business is liable to be adversely affected by economic conditions, over occupation, traveling and trip patterns, weather and other conditions beyond the Company’s control which are liable to adversely affect the Company’s business and results of operations; (11) Competition in the field of hotel business is liable to have a material adverse effect on the Company’s business and financial results; (12) Acquisition, development and renewal of hotels entail significant risks and the Company is unable to guarantee the success of future projects; (13) Prolonged delays in connection with environmental renovation near the Astrid Plaza Hotel in Belgium are liable to have a continued adverse effect on the hotel activity; (14) The Company is dependent on partners in connection with joint ventures and its collaboration arrangements; (15) The Company relies on management agreements with the Park Plaza Co., which are liable to fail to produce the anticipated yields and are likely to be terminated; (16) The agreements with Park Plaza and with the Razidor Group incorporate limitations on the Company, liable to impose on the Company significant expenses;  (17) The value of the Company’s investment in its hotels is subject to various risks pertaining to ownership and operation of tangible assets;  (18) The Company’s ownership in the Bucharesti Hotel has been challenged.
Risk factors pertaining to the Company’s business in the field of trade and entertainment centers and in the field of hotel business: (19) Failure to meet governmental regulation is liable to adversely affect the Company’s business and the results of its operations; (20) The Company is likely to be liable for defects in planning and construction on the part of contractors constituting unrelated third parties; (21) The Company is liable to be adversely affected by a shortage of raw materials and manpower; (22) The Company is liable to experience fluctuations in its annual or quarterly financial results in consequence of opening new centers on its part, entering into new businesses and sale of other centers, hotels or other businesses; (23) Factors impacting the value of the Company’s real estate properties and its investments are liable to be adversely affected and hence the Company would be required to enter a loss in consequence of depreciation which has not been entered in the past.
Risk factors pertaining to the field of treatment using medical imaging: (24) InSightec is dependent at present on sales of the ExAblate 2000 device for treatment of uterine fibroids and the sale of research systems for its clinical trials;  (25) In the event that the ExAblate 2000 device is not extensively accepted on the market for the purpose of treatment of uterine fibroids, InSightec will be unable to produce sufficient quantities of sales to support its business; (26) Should physicians, hospitals and providers of other medical services not succeed in obtaining sufficient cover and refunds from third parties who finance treatments, for the purpose of treatment processes using the ExAblate 2000 device, InSightec is likely to be unable to generate  sufficient quantities of sales to allow it to finance its operations; (27) InSightec’s future growth is materially dependent on its development capability and it ability to obtain regulatory approvals for other treatment applications for the ExAblate 2000 device; (28) InSightec is reliant on General Electric Ltd.; (29) In the event that InSightec fails to protect its intellectual property, InSightec’s competitive positioning is liable to be adversely affected; claims on the part of third parties for infringement of intellectual property rights may require InSightec to redesign its products, to obtain licenses and/or enter in the future into costly legal proceedings in respect of intellectual property, likely to adversely affect InSightec’s future business and economic performance.
Risk factors pertaining to the Company’s activity in other areas:  (30) Mango’s business activity is dependent on a single franchiser and supplier, which is likely to cause delays and disturbances in supply of Mango products, liable in turn to adversely affect Mango’s business and financial results; (31) An increase in wage levels in Israel is likely to adversely affect Mango’s financial results;  (32) The clothing market is impacted by changes in fashion preferences.  If the manufacturer of Mango’s products misassesses fashion trends or if the Company fails to select products that will be in demand by its customers, from the design list of Global Mango, Mango’s sales are liable to drop and its financial results are liable to be adversely affected;  (33) Changes in the customs rate and/or customs or port strikes may adversely affect Mango’s financial results; (34) Mango is likely to be unable to compete equally in the highly competitive women’s fashion market and Mango’s competitors are likely to have better financial, geographic and other resources; (35) Mango has no control over fluctuations in prices of raw materials which it uses and a rise in such prices is liable to adversely affect Mango’s profitability;  (36) Devaluation of the NIS vis-à-vis the Euro is liable to adversely affect Mango’s profitability; (37) The Company makes venture capital investments in companies at developmental stages which entail high risks; (38) The Company’s venture capital investments are  speculative by nature and the Company may never derive revenues or yield profits from such investments.
Risk factors pertaining to Israel: (39) The security and economic situation in Israel is likely to affect the Company’s activity; (40) Many of the directors, officers and Company employees are duty-bound to participate in annual reserve service in Israel. The Company is unable to assess the potential impact of this liability on the Company’s operations; (41) A reform in the Israeli tax system is likely to adversely affect the Company; (42) The courts in Israel are likely not to enforce judgments entered outside Israel, which is likely to cause difficulties in collecting funds pursuant to judgments entered against the Company; (43) Provisions barring takeover of the Company are liable to adversely affect the Company’s shareholders;  (44) Violation of certain conditions pursuant to the Income Tax Ordinance in Israel and/or pre-ruling issued by the tax authorities in Israel with respect to merger by means of replacement of shares between the Company and the subsidiary, Elsint, are likely to result in non-approval of the merger with tax exemption by the tax authorities in Israel and in the imposition of capital gains tax on the replacement of shares.
Risk factors pertaining to the Company’s activity in East Europe and in Asia:  (45) The Company is exposed to various risks relating to its operations in East Europe, including economic and government instability as well as political and criminal corruption; (46) The environmental issue in East Europe is becoming increasingly important, which is likely to result in delays in construction and price increase; (47) The Company is exposed to various risks pertaining to its operations in Romania, including the unpredictable nature of the civil legal system.  (48) Purchase of sites in India and in other countries in Asia; (49) hostile/terror acts in India and in other countries in Asia; (50) Changes in the policy of the Indian Government and political instability.
General risk factors:  (51) Should the Company be treated as a Passive Foreign Investment Company for the purpose of the Federal US Internal Revenue Act, then holders of Ordinary Shares in the Company are likely to be adversely exposed to tax implications; (52) The Company is subject to several legal proceedings which are likely to have a material adverse effect on the Company’s results of operations; (53) The Company has a significant need for capital and additional financial resources which are liable not to be available; (54) The Company’s high leverage is likely to have an adverse effect on the Company’s capability of operating its businesses. (55) The results of the Company’s operations vary in view of the seasonality in the Company's various businesses; (56) One shareholder is holding, directly or indirectly, a material portion of the Company’s shares, thereby effectively controlling the Company’s businesses; (57) Loss of services of senior managers at the Company in general and of Mordechai Zieser in particular, is likely to have a material adverse effect on the Company’s businesses and results of operations; (58) The Company’s annual and quarterly results are likely to change, which in turn is likely to result in a drop in the price of the Company’s Ordinary Shares.
Risks relating to the Notes offered under this Prospectus: (59) Series E Notes and Series F Notes will not be secured by means of a lien. Consequently, a situation may be created to the effect that other liabilities of the Company, which are secured, will be collected from assets that secure such liabilities, prior to the settlement of the said Notes; (60) The Company’s inability to settle its future liabilities;  (61) The Series E Notes and the Series F Notes constitute a new issue of securities to the public and there is no previous public market for these securities of the Company.  The Company is unable to guarantee that a liquid market will be developed for either Series E Notes or Series F Notes.
For further details concerning the Company’s risk factors see subsection 1.10 of the Prospectus.

The Company is dependent on the controlling shareholder of the Company. For details see subsection 1.10 of the Prospectus.

The Company’s articles of association incorporate provisions pursuant to sections 20, 85, 259 and 307 of the Companies Law, 1999.

The Company is a party to transactions with stakeholders therein. For details see Item 7B of the Company’s annual report for 2006 (20-F) published on the Magna on July 3, 2007.

The Series E Notes and the Series F Notes offered to the public under this Prospectus were rated A+/Stable by Maalot – the Securities Rating Company Ltd. (hereinafter: “Maalot”) and were rated A1 by Midroog Ltd. (hereinafter: “Midroog”). For details regarding the significance of the rating, the considerations for giving the rating and the conditions set by Maalot and Midroog for the rating – see subsections 1.19 and 1.20 of the Prospectus.

Below are details concerning the Company's cash flow from ongoing operations in the years 2004, 2005 and 2006 (in NIS thousand):
	2004	2005	2006
Cash flow from current operations	(21,562)	(99,108)	(523,367)
For details regarding the Board of Directors’ explanations as to the state of the Company’s affairs see Item 5 of the Company’s annual statement for 2006 (20-F) that was published on the Magna on July 3, 2007.

The Series E Notes and the Series F Notes offered under this Prospectus are not secured by any lien whatsoever. The Series E Notes and the Series F Notes offered hereunder will be declared immediately due and payable only on the occurrences described in the Prospectus. See subsection 1.15.3 of the Prospectus. The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or from Noteholders of Series E and/or Series F. For details see subsection 1.15.2 of the Prospectus.

The auditors have drawn attention, without qualifying their opinion, to claims, respecting some of which a motion was submitted to certify them as class actions, as well as to implementation for the first time of Accounting Standard No. 19, Accounting Standard No. 21 and Accounting Standard No. 24 of the Israel Accounting Standards Board – Income Taxes. For details see the opinion of the Company’s auditors on the Company’s financial statement for 2006 dated June 25, 2007, which is included in the annual statement published by the Company for 2006 (20-F) as well as notes 2V, 17B2L and 2W to the said financial statements.

This Prospectus has been prepared pursuant to an exemption from the Securities (Details, Structure and Form of Prospectus) Regulations, 1969, issued to the Company by the Israel Securities Authority (hereinafter: the “Securities Authority”) by virtue of the Securities Law, 1968. For details regarding the exemption received by the Company from the Securities Authority with respect to this Prospectus, see subsection 1.3 of the Prospectus.

The Company’s ongoing reports are in the English language in accordance with the Dual Listing Rules provided in Chapter E.3. of the Securities Law, 1968, and the regulations enacted by virtue thereof.

The offer of the Series E Notes and the Series F Notes under this Prospectus is performed in Israel only, is only intended for Israeli residents, and is neither performed nor intended for residents of any other country, in accordance with the provisions of Category 1, pursuant to the provisions of Rule 903(b)(1)(ii)(A) of Regulation S which was enacted under the U.S. Securities Act of 1933 (hereinafter: “Regulation S” and the “1933 Securities Act”), respectively. Without limitation to the foregoing, the offer and the sale of the Series E Notes and the Series F Notes as aforesaid, is not made in the U.S. and/or to a U.S. Person as defined in Regulation S. Any purchaser of the Series E Notes and Series F Notes as foresaid, being offered under this Prospectus, shall be deemed to have declared that he is not a U.S. Person and that he was not in the United States at the time when he submitted a bid for the purchase of the Series E Notes and the Series F Notes being offered under this Prospectus. No person is authorized to invest sales efforts with respect to the Series E Notes and the Series F Notes offered under this Prospectus in the United States. This Prospectus, the Series E Notes and the Series F Notes offered hereunder, the purchase thereof and everything arising from and/or relating to this Prospectus, shall be governed by the laws of the State of Israel only. No other laws whatsoever shall apply, and the exclusive and sole jurisdiction in any matter arising therefrom and/or relating thereto is vested solely in the competent courts in Israel.

This Prospectus has not been submitted to the Securities Authority in the United States. The Series E Notes and the Series F Notes offered under this Prospectus are not listed pursuant to the -1933 Securities Act in the United States and purchasers of the Notes under this Prospectus may not offer and/or sell same in the United States and/or to a US Person, unless they are listed under the 1933 Securities Act or where there is an exemption from the listing requirements pursuant to the 1933 Securities Act. The Company does not undertake to list the Notes for trading pursuant to the 1933 Securities Act.

This offering is not secured by underwriting.

The total commissions for prior undertakings to Classified Investors, the coordination and distribution commissions and other expenses, involved in this Prospectus and the issue hereunder, will be specified within the framework of the Complementary Notice.

The trustee for the Series E Notes is: Union Bank Trust Company Ltd.
The trustee for the Series F Notes is: Reznik Paz Nevo Trustees Ltd.
A copy of the Prospectus is further available on the website of the Securities Authority:  www.magna.isa,gov.il.
Authorized Agents for the issue:
Clal Finance Underwriting Ltd.*          Analyst Underwriting And Issuing Ltd.                    Menora Mivtachim Underwriters& Management Ltd.

Prospectus date: September 11, 2007

(*) An indirect subsidiary of Clal Insurance Enterprises Holdings Ltd., which is a stakeholder in the Company.

Table of Contents

Chapter 1	7
1.1 General	7
1.2 Permits	7
1.3 The Securities Authority’s Exemption	9
1.4 General	12
1.5 Forward-Looking Statement	12
1.6 Summary Information Regarding the Company	14
1.7 Summary Terms of the Notes	21
1.8 The Offer	22
1.9 Summary Consolidated Financial Data	22
1.10 Risk Factors	27
1.11 Capitalization and Indebtedness	48
1.12 Use of Proceeds	49
1.13 Public Offering of Series E and Series F Notes	50
1.14 Description of the Series E and Series F Notes	65
1.15 Trust Deeds	82
1.16 Classified Investors	107
1.17 Refraining From Entering Into Arrangements	110
1.18 Taxation of the Notes	110
1.19 Rating of the Notes by Midroog Ltd.	118
1.20 Rating of the Notes by Maalot	126
1.21 Distribution Coordination	142
1.22 Expenses of the Offering	143
1.23 Incorporation of Certain Documents by Reference	143
1.24 Indemnification, Exemption and Insurance of Directors and Officers	144
1.25 Directors and Senior Management	147
1.26 Where Can You Find More Information	147
1.27 Legal Matters	147
1.28 Experts	148
1.29 Sales of Unregistered Securities	148

Chapter

2.1 Legal Opinion	150
2.2 Auditor’s Consents	151
2.3 Perusal Of Documents	154

Chapter 3 - Signatures	155

The offer of the Series E Notes and the Series F Notes under this Prospectus is made in Israel only, is only intended for Israeli residents, and is neither made nor intended for residents of any other country, in accordance with the provisions of Category 1, pursuant to the provisions of Rule 903(b)(1)(ii)(A) of Regulation S which was enacted under the U.S. Securities Act of 1933 (hereinafter: “Regulation S” and the “1933 Securities Act”), respectively. Without limitation to the foregoing, the offer and the sale of the Series E Notes and the Series F Notes as aforesaid, is not made in the U.S. and/or to a U.S. Person as defined in Regulation S. Any purchaser of the Series E Notes and Series F Notes as foresaid, being offered under this Prospectus, shall be deemed to have declared that he is not a U.S. Person and that he was not in the United States at the time when he submitted a bid for the purchase of the Series E Notes and the Series F Notes being offered under this Prospectus. No person is authorized to invest sales efforts with respect to the Series E Notes and the Series F Notes offered under this Prospectus in the United States. This Prospectus, the Series E Notes and the Series F Notes offered hereunder, the purchase thereof and everything arising from and/or relating to this Prospectus, shall be governed by the laws of the State of Israel only. No other laws whatsoever shall apply, and the exclusive and sole jurisdiction in any matter arising therefrom and/or relating thereto is vested solely in the competent courts in Israel.

This Prospectus has not been submitted to the Securities Authority in the United States. The Series E Notes and the Series F Notes offered under this Prospectus are not listed pursuant to the -1933 Securities Act in the United States and purchasers of the Series E Notes and the Series F Notes under this Prospectus may not offer and/or sell same in the United States and/or to a US Person, unless they are listed under the 1933 Securities Act or where there is an exemption from the listing requirements pursuant to the 1933 Securities Act. The Company does not undertake to list the Notes for trading pursuant to the 1933 Securities Act.

Prior to the receipt of the approval for the publishing of this Prospectus, the Company received a legal opinion to the effect that, inter alia, the Series E Notes and the Series F Notes offered under this Prospectus fall within Category 1 pursuant to Rule 903(b)(1)(ii)(A) of Regulation S, and that the Series E Notes and the Series F Notes to be listed for trading on the Stock Exchange under this Prospectus, shall be under no restriction as to resale of the Series E Notes and the Series F Notes on the Stock Exchange in accordance with the exemption laid down in Rule 904 of Regulation S, subject to the satisfaction, inter alia, of assumptions as to the identity of the purchasers, the place of marketing the offer, the purchaser’s representations and the applicability of the laws of the State of Israel to the Series E Notes and the Series F Notes offered under this Prospectus.

A decision to purchase the Series E Notes and the Series F Notes offered under this Prospectus should only be made on the basis of the information provided in this Prospectus. The Company has not authorized any person or other entity to provide information that is different than that set out in this Prospectus. This Prospectus does not constitute a securities offering in any other country other than Israel.

Chapter 1

1.1.	General

The Company was incorporated in Israel in 1996, in the wake of a spin-off of Elbit Ltd. The Company’s shares are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter: the “Stock Exchange”) and on the NASDAQ Global Market (hereinafter: “NASDAQ”).

1.2.	Permits

The Company has obtained all approvals, permits and licenses required under law for the offering of the Series E Notes and the Series F Notes offered under this Prospectus, for the issuance thereof and for the publishing of this Prospectus.

Nothing in the approval of the Securities Authority to publish the Prospectus constitutes verification of the details presented therein or approval of either the reliability or the completeness thereof, nor is it tantamount to an expression of an opinion on the nature of the offered securities.

The Stock Exchange has given its approval for this preliminary Prospectus, to the effect that the terms of the Series E Notes and the terms of the Series F Notes, comply with the conditions laid down in the articles of the Stock Exchange and with the guidelines thereunder (hereinafter: the “Stock Exchange’s Approval of Preliminary Prospectus”). The issuance of the Stock Exchange’s Approval of Preliminary Prospectus as aforesaid, does not constitute approval of the listing for trading on the Stock Exchange of the Series E Notes and the Series F Notes, and the listing for trading on the Stock Exchange of the Series E Notes and the Series F Notes that are offered to the public under this Prospectus will be subject to the approval of the Stock Exchange for the listing for trading under a Complementary Notice, to be published by the Company, pursuant to the provisions of the Securities Law,

1968 (hereinafter: the “Securities Law”) and the  Securities (Complementary Notice and Draft Prospectus) Regulations, 2007.

The Stock Exchange’s approval for the listing for trading of the Series E Notes and the Series F Notes being offered to the public under this Prospectus, will be obtained prior to the publication of the Complementary Notice with respect to the issue under this Prospectus, as set out in subsection 1.13.11 of this Prospectus.

Nothing in the Stock Exchange’s Approval of Preliminary Prospectus constitutes an undertaking to issue an approval of the listing for trading of the Series E Notes and the Series F Notes offered to the public under the Complementary Notice. The approval of the application for listing for trading of the Series E Notes and the Series F Notes under the Complementary Notice will be subject to the provisions of the Stock Exchange’s articles and the guidelines thereunder, as in effect at the time of submitting the application for listing for trading of the securities offered to the public under the Complementary Notice.

The Stock Exchange’s Approval of Preliminary Prospectus should not be deemed as approval of the details contained in the Prospectus or as to either the reliability or the completeness thereof, nor is it tantamount to an expression of any opinion whatsoever on the Company, the nature of the securities offered and listed for trading hereunder, or the consideration thereof.

The listing for trading of the Series E Notes and of the Series F Notes offered under this Prospectus, is subject to compliance with the minimum spread and minimum value of public holdings requirements with respect to each such series separately. See subsections 1.13.6.1 and 1.13.6.2 below, respectively.

1.3.	The Securities Authority’s Exemption

1.3.1.
Section 35AC. of Chapter E of the Securities Law provides, inter alia, that the Securities Authority may exempt a corporation that was incorporated in Israel, offering securities to the public, if its securities are listed for trading on a stock exchange overseas, from all or any of the provisions relating to details in a prospectus, the structure and form thereof.

1.3.2.
The Company has obtained from the Securities Authority exemption pursuant to Section 35(29) of the Securities Law from provisions of the Securities (Details, Structure and Form of Prospectus) Regulations,  1969 in respect of this Prospectus (hereinafter: “Prospectus Details Regulations” and “Authority’s Exemption”, respectively.) The Authority’s Exemption was conditioned on the issuance of an opinion, to the effect that had the Company acted to list the securities of the type offered to the public hereunder in the United States, under the rules of the United States Securities Act of 1933, the Company would have been authorized to do so via a registration document on Form F-1 (hereinafter: “Form F-1”).

1.3.3.
Pursuant to the Authority’s Exemption, the Company declares that this Prospectus was prepared on the basis of the 1933 Securities Act requirements and the rules of the American Securities Authorities as to Form F-1. Accordingly, the Company declares that this Prospectus (including the documents incorporated herein by way of reference), meets, in all material respects, the requirements of Form F-1, apart from:  (1) Such sections of this Prospectus as are in the Hebrew language; (2) Subsection 1.22 – Expenses of the Offering; (3) Subsection 1.23 – “Incorporation of Certain Documents by Reference”; and apart from the fact that in Form F-1 certain information, declarations, appendixes and undertakings would have been included which are not included in the Prospectus and/or are included in the Prospectus in a manner that is not in compliance with the requirements of F-1, and which are immaterial to the matter of listing for trading of securities on the Stock Exchange and in respect of the offering of securities to the public in Israel, as set forth in subsection c. below.

The cover of the Prospectus, subsections 1.1, 1.2, 1.3, 1.13-1.21, 2.1 and 2.3 and Chapter 3 were prepared in the Hebrew language in accordance with the provisions of the Securities Law and the regulations enacted thereunder.

Furthermore, the following sections, that are required under Form F-1, are not in compliance with the requirements under Form F-1 as aforesaid, and are not incorporated in the Prospectus.

(1)	Item 1 of Form F-1 – Forepart of Registration Statement and Outside Front Cover Page of Prospectus;

(2)	Item 2 of Form F-1 – Inside Front and Outside Back Cover Pages of Prospectus;

(3)
The following parts of Item 4(a) of Form F-1: (i) Item 2.B (Offer Statistics and Expected Timetable – Method and expected timetable) of Form 20-F, (ii) Item 9.B (The Offer and Listing – Plan of distribution) of Form 20-F, (iii) Item 9.F (The Offer and Listing – Expenses of the issue) of Form 20-F, (iv) Item 10.E (Additional Information – Taxation) of Form 20-F, and (v) Item 12 (Description of Securities other than Equity Securities) of Form 20-F;

(4)
Item 5 of Form F-1 – Incorporation of Certain Information by Reference to the extent that the Prospectus incorporates by reference filings made on the Magna system rather than filings made with the Commission;

(5)	Item 5A of Form F-1 – Disclosure of Commission Position on Indemnification for Securities Act Liabilities;

(6)	Item 8 of Form F-1 – Exhibits and Financial Statement Schedules;

(7)	Item 9 of Form F-1 – Undertakings;

(8)
Any Requirement following the publication of the Prospectus to reflect in the Prospectus any facts or events arising after such publication that are material to the Company and/or an investor’s decision to purchase the debt securities being offered pursuant to the Prospectus so long as such offering continues to be made.

 It shall be emphasized that this Prospectus has neither been submitted to the American Securities Authority nor has been examined by it.

1.3.4.
The Company’s ongoing reports are in the English language in accordance with the Dual Listing Rules provided in Chapter E.3. of the Securities Law and the regulations enacted by virtue thereof. Furthermore, pursuant to the Authority’s exemption, the Company will continue to report in accordance with the dual listing rules as aforesaid.

1.3.5.	The Prospectus incorporates details by way of reference. For details see subsection 1.23 below.

1.4           General

As used herein, references to “we,” “our company,” “us,” “EMI” or the “Company” are references to Elbit Medical Imaging Ltd. and its subsidiaries. References to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

For the reader’s convenience, financial information for 2006 has been translated from various foreign currencies to the U.S. dollar (“$” or U.S. dollar), as of December 31, 2006 in accordance with the following exchange rates:

Currency	December 31, 2006 U.S. $
1 NIS	0.236
1 EURO	1.317
1 GBP	1.96
1 HUF	0.0052
1 CZK	0.048
1 LEI (RON)	0.00004
1 PLN	0.34
1 INR	0.022
1 CRORE (10 Million INR)	220,000

The dollar amounts reflected in these and other convenience translations in this Prospectus should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in NIS. Therefore, all information about exchange rates is based on the Bank of Israel rates.

1.5           Forward Looking Statements

This Prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions”). Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this Prospectus and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption “Risk Factors” (we refer to these factors as “Cautionary Statements”). Any forward-looking statements contained in this Prospectus speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Any or all of the forward-looking statements in this Prospectus may turn out to be wrong.  They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.  Consequently, no forward-looking statement can be guaranteed.  Actual results may vary materially.  The uncertainties that may cause differences include, but are not limited to:

With respect to our shopping and entertainment centers business:

•	our ability to find suitable locations for the development of shopping centers in target cities, either at all or at viable prices;

•	our ability to receive timely zoning approvals for the operation of shopping centers in areas where the existing zoning is not suitable;

•	the dependence on contractors and subcontractors to construct our shopping centers; and

•	delays in the construction of shopping and entertainment centers that exceed the construction time permitted in building permits or that cause us to open the centers after our competitors.

With respect to our hotel business:

•	economic conditions, oversupply, travel patterns, weather and other conditions beyond our control;

•	the competitive nature of the hotel business, particularly in areas where there is an oversupply of rooms;

•	risks involved in the acquisition, development and renovation of hotels in connection with our future projects;

•	dependency on partners in our hotel business; and

•	significant decline in the reputation of the company that manages our hotels or its ability to perform its obligations.

With respect to both the shopping and entertainment centers business and to the hotel business:

•	failure to comply with government regulations such as building and zoning requirements and fire safety control;

•	reliance upon the quality and timely performance of construction activities by third-party contractors;

•	fluctuations in prices and shortages in the supply of raw materials for building, as well as shortages of labor and other materials; and

•	fluctuations in our annual and quarterly financial results, resulting from the opening of new centers, the entering into new businesses and the disposition of other centers, hotels or businesses.

With respect to the Image Guided Treatment Business:

•	InSightec’s dependency on the sales of ExABlate 2000 for virtually all of its revenue;

•	InSightec’s ability to achieve broad market acceptance for the treatment of uterine fibroids;

•	the ability of physicians, hospitals, and healthcare providers to obtain coverage and sufficient reimbursement from third party healthcare providers for treatment procedures using ExAblate 2000; and

•	InSightec’s dependence on General Electric.

With respect to the Other Activities:

•	risks regarding our Mango business which depends on a single franchise and supplier; and

•	risks regarding our venture capital investments which are made in development stage companies and involve high risk.

With respect to our operations in Europe and Asia:

•	risks regarding security and economic conditions in Israel;

•	economic and political instability and political and criminal corruption in certain Eastern European countries; and

•	risks involved in investments in certain countries in Asia and in particular in India, as emerging markets.

as well as the risks discussed in Section 1.10 below (Risk Factors) and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission on July 2, 2007 and with the Israel Securities Authority on July 3, 2007 (the “2006 20-F”) and incorporated by reference into this Prospectus.

1.6           Summary Information Regarding the Company

You should read the following summary together with the more detailed information contained in this Prospectus regarding us and the Notes being sold in this offering pursuant to this Prospectus, including the risks discussed under the heading “Risk Factors”. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this Prospectus, including our 2006 20-F and our Form 6-K regarding our financial results for the first quarter of 2007, both incorporated by reference into this Prospectus (the “Results Announcements”).

Elbit Medical Imaging Ltd. was incorporated in 1996 as a result of the split of Elbit Ltd. Until the end of 1998, EMI was engaged primarily in the medical diagnostic systems and medical imaging device manufacturing field.  In 1998, EMI sold substantially all of its business activity, and in May 1999, the controlling interest in EMI was acquired by Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”), an Israeli company, from Elron Electronic Industry Ltd.

In September 1999, EMI’s subsidiary, Elscint Ltd. acquired interests in hotels from Europe-Israel and a shopping and entertainment center then under development in Herzliya, for cash, and in September 2000, EMI acquired its shopping and entertainment centers business from Europe-Israel for cash.

EMI is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law 1999 - 5759 and the Israeli Securities Law 1968 - 5728 and any regulations published under these laws. Our shares are listed on the NASDAQ Global Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange. Our executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6054. Our U.S. agent is CSC Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808.

The following is a summary of the principal fields of our businesses:

·	Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, in Central and Eastern Europe and in India.

·	Hotels ownership, primarily in major European cities, as well as operation, management and sale of same.

·	Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

·	Other activities consisting of the distribution and marketing of women's fashion and accessories as well as venture-capital investments.

Below is a description of our principal fields of activity:

Shopping and Entertainment Centers

The shopping and entertainment centers business includes mainly those shopping and entertainment centers which are currently under construction and/or development in various countries of Eastern and Central Europe. We have also recently expanded our operations to the Asian market and have initiated several projects in India.  In addition to the shopping and entertainment centers business, our real estate portfolio includes certain other real estate projects of various types, including mixed-use projects which combine several elements of operations.

Construction or development of each of our real estate projects are generally conducted by us or by our subsidiary, Plaza Centers N.V. (“PC”), through a special purpose project corporation. In October 2006, PC successfully completed an initial public offering of its shares (“PC IPO”) on the Official List of the London Stock Exchange, the net proceeds of which (excluding related expenses) were €234.5 million (approximately $303 million). Following the PC IPO, EMI’s shareholdings in PC were reduced to approximately 68.4%.

PC presently has twenty four projects in various stages of planning and development in Poland, Hungary, the Czech Republic, Latvia, Serbia, Greece, India and Romania.

Generally, approximately 70% of the total constructed area of each shopping and entertainment center is set aside for leasing. The focus of our centers is on two principal elements: shopping and entertainment. The anchor tenants form the core of these elements, around which the smaller businesses and activities are introduced and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children playgrounds and, in some projects, IMAX three-dimensional cinema screen. The food court generally includes a range of restaurants offering a variety of culinary opportunities from fast food to gourmet foods. The commercial activities focus on supermarket and department store anchor tenants and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

Our business concept and strategy for our shopping and entertainment centers business includes the following elements: (1) development; (2) acquisitions; and (3) pre-sale of the centers prior to, or shortly after, commencement of construction or redevelopment.

In addition, we own interests in residential, hotels and office buildings and in undeveloped plots of land.

Hotels

The goal of our hotel business is to acquire and manage, via management companies, four-star hotel properties which provide, at four star hotel prices, the business and vacation traveler with five star quality accommodations that are conveniently located near major transportation stations. We have six operating hotels, and we are currently developing one additional hotel in Bucharest, and some other hotels within mix–use projects (i.e. projects that combine several elements of operations). Our ownership percentage in our hotels varies, and the remaining interests in those hotels that are not wholly-owned by us are owned by unrelated third parties, most of which are subsidiaries of the Red Sea group of companies (“Red Sea”) which is our business partner in most of our hotels. Most of our operating hotels are managed by Park Plaza Europe Ltd. (“Park Plaza”), which has received 5% or 10% of the equity rights in some of the companies holding these hotels.

The Image Guided Treatment Business

All of our activities in the image guided treatment field are performed through InSightec.  InSightec has developed and markets the ExAblate 2000, the first FDA-approved system for Magnetic Resonance guided Focused Ultrasound Surgery (“MRgFUS”). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incisionless surgical treatment solution.  The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of morbidity and potential complications, as well as the direct and indirect costs associated with conventional surgery.  In October 2004, InSightec received FDA approval to market the ExAblate 2000 in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus.  Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate 2000, enabling it to market the system in the European Economic Area and in certain Asian countries, for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate 2000 for uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia and Singapore. In May 2007, InSightec also received CE-marking (marketing approval in the EEA) for the pain palliation of bone metastases.  InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate 2000, which enables it to function as a common platform for multiple MRgFUS-based surgical applications.  Currently, InSightec has an installed base of 53 units around the world in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures.  The ExAblate 2000 is operable only with certain MRI systems manufactured by General Electric

Healthcare, a division of General Electric Company (“GE”). InSightec signed exclusive worldwide (except for Russia) sales and marketing agreement with GE with respect to ExAblate 2000.  InSightec believes that its relationship with GE will enable it to leverage GE’s marketing and sales resources to accelerate its market penetration.

As of December 31, 2006, the principal shareholders of InSightec were EMI (69.27% shareholder and 51.15% shareholder on a fully diluted basis), GE (25.20% shareholder and 20.24% shareholder on a fully diluted basis) and MediTech Advisors, LLC (“MTA”) (3.87% shareholder and 6.74% shareholder on a fully diluted basis). The remaining holdings of InSightec are held by employees, directors and officers.

Other Activities

Mango is an apparel company that owns the distribution and retail rights in Israel to the international retail brand name MANGO-MNG™. Mango currently operates thirteen stores in Israel and the key elements of Mango’s strategy are to increase sales to existing and new customers by adjusting its pricing strategy and market behavior, localize and enhance the Mango brand in Israel by improving its marketing and branding strategy, open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300 square meters rather than stores of larger square meters, and reduce the percentage of outlet stores out of the total Mango stores in Israel, and relocate the outlet stores to the suburbs.

On December 11, 2006, we entered into a strategic joint venture to develop and operate a chain of multi-specialty tertiary hospitals in India to address the emerging need of specialized medical care in India. It is anticipated that the chain will include hospitals in major metropolitan areas of India. The first hospital in the chain will be a 1,000 bed multi-specialty tertiary hospital and biotech research centre in Kolkata, to be named “The Neotia Elbit Healthcare”. The project will also include ancillary services such as a Biotech Research Center and a nursing training institute. The capital investment in Kolkata project will be approximately approximately $230 million over a period of several years. our share in this project is estimated to be 50%.

In addition, we hold interests in various companies, including Gamida Cell Ltd ("Gamida"), in which we have a 29.1% interest (representing 24.8% on a fully diluted basis). Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair. Our interests in other companies are not significant to our results of operations.

In September 2006, we entered into an agreement with an unrelated third party for the establishment of an Israeli company (“Varcode”) in which we agreed to invest an amount of $3.0 million (subject to fulfillment of certain milestones in accordance with the terms of the agreement) in consideration for approximately 46% of the equity in Varcode. Varcode is engaged in developing a time temperature quality reacting barcode for improving the shelf life of perishables.

Recent Developments

Principal Capital Expenditures and Divestitures

The following is an update of our principal capital expenditures and divestitures from December 31, 2006 and until the date of this Prospectus. For the reader's convenience, financial information regarding principal capital expenditures and divestitures has been translated from various foreign currencies to U.S. dollar, as of June 30, 2007, as follows: 1 Euro = $1.3446 and 1 Crore = $246,700. For additional information regarding the projects discussed below, see our 2006 20-F. Except as stated otherwise below, the financing of each of the projects discussed below is expected to be from equity means and bank loans.

Shopping and Entertainment Centers Business

•
The total expected additional investment in the following projects held by our subsidiary PC, Suwalki, Zgorzelec, Riga Plaza, Pilzen, Liberec, Opava and Arena Plaza, which are currently under development or in construction stages amounts to approximately €268 million (approximately $360.2 million). From December 31, 2006 and until the date of this Prospectus, PC invested approximately €84 million (approximately $112 million) in the aforementioned projects and in other projects (Sosnowiec Plaza, Rybnik Plaza and Lublin Plaza), which as of the date of this Prospectus have been disposed of by PC.

•
Acquisition of Koregaon Park, India – PC acquired in February 2007 a 50% interest in a company owning land located in the Koregaon Park (the "Project Company") for an aggregate consideration of approximately Crores 44 (approximately $10.8 million) of which PC has already paid approximately Crores 31 (approximately $7.5 million). PC has yet to pay additional Crores 13 (approximately $3.3 million) in respect of such acquisition. The total estimated investment in the project to be built on the land by the Project Company (excluding the cost of plot acquisition discussed above) is approximately $43 million. From December 31, 2006 and until the date of this Prospectus, the Project Company invested an amount of €1.9 million (approximately $2.5 million) in this project.

•
Project in Miercurea Ciuc Romania - In July 2007, PC acquired a retail opportunity in the town of Miercurea Ciuc, in Central Romania. The total investment in the project (including the land acquisition) is expected to be €16 million (approximately $21.5 million). From December 31, 2006 and until the date of this Prospectus, PC invested an amount of €2.5 million (approximately $3.4 million). The project is expected to be comprised of a commercial center and parking spaces.

•
Project in Iasi Romania - In July 2007, PC has acquired a retail development project in Iasi, Romania. The estimated development budget for the project (including the land acquisition) is €116 million (approximately $154 million). To date, PC invested an amount of approximately €27 million (approximately $36.3 million) on account of that project.  The project is expected to be comprised of a commercial center, offices and parking spaces.

•
In May 2007, PC formally completed the successful handover of the Rybnik Plaza and Sosnowiec Plaza shopping and entertainment centers in Poland to Klepierre S.A. The combined assets value of the properties totaled approximately €90.1 million (approximately $120.2 million), and the net consideration received by PC was approximately €48.9 million (approximately $65.75 million).

•
In July 2007, PC formally completed the sale of its 50% stake in the Lublin Plaza shopping and entertainment center in Poland to Klepierre SA. The value of the property totaled approximately €78 million (approximately $104.8 million) and the net consideration received by PC was approximately €28.2 million (approximately $37.9 million).

•
In July 2007, EMI transferred the entire issued and paid-up share capital of a company which owns and operates the Arena Shopping and Entertainment Center located at the Herzliya Marina in Israel. The total asset value of the center was NIS 538 million (approximately $126.6 million) with a price adjustment of up to an additional NIS 10.5 million (approximately $2.47 million) to be paid subject to the attainment of certain conditions agreed upon between the parties. The net consideration received by EMI was approximately NIS 337 million (approximately $79.3 million).

•	In August 2007, PC executed a binding agreement for the sale of its Arena Plaza shopping and entertainment centre in Budapest to a UK-based Active Asset Investment Management (‘aAIM’).

The estimated consideration fron the sale of the Arena Plaza shopping and entertainment centre is approximately €400 million (approximately $532 million). The final purchase price will be determined upon the consummation of the transaction, on the basis of the actual rent levels achieved capitalized at an agreed yield. PC will remain responsible for the letting of the centre’s remaining units for a period of up to one year following the closing, and is anticipated to benefit from further price adjustments reflecting the signing of any additional leases during the two consecutive earn-out periods, which end three months and 12 months, respectively, following the completion. PC management estimates that the final transaction price based on actual rent levels will be no less than €380 million, with an overall transaction price cap of €400 million, as agreed with aAIM.

•
Slatina project, Romania - In August 2007, PC acquired a site in the City of Slatina, Romania, for a total consideration of approximately €4.1 million (approximately $5.51 million). The total estimated development cost of the project is €24.5 million (approximately $32.94 million). The project is expected to be comprised of a commercial center and parking spaces with an option to develop approximately 10,000 square meters of residential accommodation.

•
Belgrade project, Serbia – In August 2007, PC won a tender from the Government of Serbia for the development of a new shopping, entertainment and business center for a total built up area of approximately 100,000 square meters (with 2000 parking spaces). PC expects to have a local Serbian developer for the project participating in up to 15% of the project. The project is expected to have a gross development budget of €150 million (approximately $201.6 million).

Hotel Business

•
Bucuresti Hotel Complex, Romania - The total amount expected to be invested in this project during 2007 is approximately €33 million (approximately $44.3 million). From December 31, 2006 and until the date of this Prospectus, Bucuresti (our 73% subsidiary) invested an amount of €16.3 million (approximately $21.7 million) in this project.

•
In June, 2007, we signed an agreement for the sale of our 50% interest in Andrassy 25 Kft to an unrelated third party. Andrassy 25 owns a building known as the "Ballet Institute Building" located at Andrassy 25 Street, which is in the center of Budapest and is considered a preserved monument. The transaction reflects an asset value of approximately €30 million (approximately $40 million) of which our share is €15 million (approximately $20 million). The net consideration received by us is approximately €15 million (approximately $20 million).

Other Businesses

•
Project in Cochin, India – EMI invested in an Indian corporation ("JV") an amount of Crores 36.5 (approximately $9 million) in return for 50% shareholding in the JV, subject to the fulfilling of certain conditions. The JV has entered into an agreement, subject to certain conditions, for the purchase of 13 acres of land located in Cochin for the amount of approximately Crores 149.5 (approximately $36.8 million). In addition, the JV and the owner of the land agreed that the JV would hold the rights in an additional 28 acres which would be divided 60% to the JV and 40% to the owner while the JV would bear all the construction expenses in respect of such 28 acres. The project is planned to be comprised of residential apartment buildings, a hotel, office spaces and a marina.

•
Luxury apartments in Bangalore, India - In June 2007, we executed a Framework Heads of Terms for the establishment of a joint venture company (the “JV Company”), in which EMI will be a 50% owner, with one of the leading real estate developers in Bangalore, India. Subject to the satisfaction of the conditions to closing, EMI anticipates that it will invest an aggregate amount of approximately $180 million in the land acquisition transactions of which $50 million was paid as an advance payment upon signature of the Heads of Terms. Such advance payment will be returned to us if the preliminary conditions of the agreement are not satisfied. The project is planned to be comprised of residential apartment buildings.

•
Kharadi project Pune, India - In February 2007, PC acquired a 50% stake in an Indian limited liability company (“JV1”), which owns the freehold interest in approximately 14 acres of land situated in the Kharadi district of Pune India. The consideration paid by PC totaled €17 million (approximately $22.8 million) and was invested in the form of an equity investment. The total investment in the project is anticipated to be approximately €133 million (approximately $ 178.7 million) of which PC’s interest is 50%. The project is expected to be comprised of a commercial center, office complex and service apartments.

•
Plot of land in Trivandrum, India - In June 2007, JV1, referred to above, acquired a plot of land measuring approximately 10.78 acres located in the city of Trivandrum (the capital city of the State of Kerala, India). The total cost of the land (including acquisition costs) amounted to approximately Crores 106 (approximately $26.15 million) and was paid during the first half of 2007. The project is expected to be comprised of a commercial center, offices and service apartments.

•
Timisoara project, Romania - In March 2007, PC acquired a site in Timisoara, West Romania, for a total consideration of approximately €13 million (approximately $17.5 million). The site is located alongside a major road approaching the city centre of Timisoara, West Romania. The total estimated development cost of the project is €60 million (approximately $80.6 million). The project will be comprised of a commercial center, office complex and service apartments.

•
Torun project, Poland - In February 2007, PC won a tender and signed a preliminary purchase agreement with the Municipality of Torun, Poland for a retail and entertainment scheme to be constructed on a land in Torun. The initial consideration paid was €1.7 million (approximately $2.3 million) out of a total plot price of €12.7 million (approximately $16.9 million), to be paid in the course of the following two years.

•
Dream Island project, Budapest - PC expects that the aggregate investment in the Dream Island project in Obuda Budapest, in which PC is a 30% owner, will be approximately €1.06 billion (approximately $1.42 billion). The project is expected to be comprised of commercial centers, hotels, apartment hotels, convention center, casino, marina and others. PC's management expects to finance its equity investment in the project by equity, bank loans and by joining new partners in the initial stages of the project.

•
Casa-Radio Complex  Romania - In February 2007, PC completed an acquisition of a 75% interest in a Romanian limited liability company (the "Project Company") which executed a Public Private Partnership Agreement with the Government of Romania for the execution of the Casa-Radio Complex in central Bucharest. The total cost of acquisition was approximately $40 million. The estimated additional costs to be invested by the Project Company in this project are €600 million (approximately $800 million). The project is expected to be comprised of a commercial center, offices, a hotel and an apartment hotel.

•
Arena Plaza Extension, Budapest - PC contemplates the development of a retail and residential addition to the Arena Plaza (Kerepesi). Estimated costs of such development total €32.6 million (approximately $43.5 million).

•
Duna Plaza Extension, Budapest - PC has agreed with Klepierre to develop an extension to the Duna Plaza shopping and entertainment center. Estimated cost of the development to be incurred by PC amounts to approximately €20 million (approximately 26.9 million).

•
In June 2007, PC purchased land in Roztoky, a town nearby Prague. PC intends to develop there a residential compound. The plot includes a valid planning permit for 81 units of family houses. The total cost of the land (including acquisition costs) amounted to approximately €2.8 million (approximately $3.76 million). The total estimated development cost of the project is €16.2 million (approximately $21.80 million).

•	In May 2007, PC announced that it has agreed to sell the Duna Plaza offices in Budapest, Hungary, to Klepierre for a consideration of €14.2 million (approximately $19.0 million).

1.7	Summary Terms of the Notes

The following summary is not intended to be complete. For a more detailed description of the Notes, see Section 1.14 (Hebrew) of this Prospectus.

              The Series E Notes and Series F Notes are being offered for sale by the Company.  The terms of the Series E Notes and Series F Notes are as follows:

Series E Notes

Issuer	Elbit Medical Imaging Ltd. (the “Issuer”)

Securities(*)	Series E Notes in the principal amount of 1 NIS par value each.

Principal Payment Dates	Principal payable in ten equal annual installments on July 1st from 2012 through 2021.

Maturity	July 1, 2021.

Interest Rate	As shall be determined in the tender

Interest Payment Dates	Interest is payable in semi-annual installments on December 31st and July 1st, from 2007 through 2021.

Linkage	Principal and interest on the Notes are linked to increases of the Israeli consumer price index as shall be published for the month of August 2007.

Ranking	Unsecured debt.

Use of Proceeds
We intend to use the net proceeds from the offering attributable to Series E Notes for working capital, general corporate purposes, investments or acquisitions, as shall be determined from time to time. See section 1.12 below.

Rating of Securities offered	Maalot: A+/Stable, Midroog: A1

Governing Law	Israel.

Trustee	Union Bank Trust Company Ltd.

Series F Notes

Issuer	Elbit Medical Imaging Ltd.

Securities(*)	Series F Notes in the principal amount of 1 NIS par value each.

Principal Payment Dates	Principal payable in six equal annual installments on October 1st from 2010 through 2015.

Maturity	October 1, 2015.

Interest Rate	As shall be determined in the tender

Interest Payment Dates	Interest is payable in semi-annual installments on April 1st and October 1st, from 2008 through 2015.

Linkage	Principal and interest on the Notes are linked to increases of the Israeli consumer price index as shall be published for the month of August 2007.

Ranking	Unsecured debt.

Use of Proceeds
We intend to use the net proceeds from the offering attributable to Series F Notes for working capital, general corporate purposes, investments or acquisitions, as shall be determined from time to time. See section 1.12 below.

Rating of Securities offered	Maalot: A+/Stable, Midroog: A1

Governing Law	Israel.

Trustee	Reznik Paz Nevo Trustees Ltd.

(*)           The principal amount of Series E Notes and Series F Notes in the aggregate to be offered under this Prospectus is NIS 440,000,000 par value. The aggregate principal amount of each of the Series E Notes and the Series F Notes shall be specified in the Complementary Notice, as defined in section 1.13.11 (Hebrew) of this Prospectus, but in any event shall not exceed NIS 440,000,000 par value in the aggregate, subject to the Company's ability to amend the said amount within the Complementary Notice. For additional information, see Section 1.13.11 below (Hebrew).

1.8      The Offer

           For a description of the manner of determination of the interest rate of the Series E Notes and the Series F Notes offered by this Prospectus, please see Sections 1.13 below (Hebrew).  The Company has received an approval from the Tel Aviv Stock Exchange to publish this incomplete Prospectus, pursuant to which the terms of the Series E Notes and the Series F Notes meet the TASE requirements. The Company will receive an approval for the listing of the Series E Notes and Series F Notes for trade on the TASE, before the publication of a Complementary Notice and subject to the meeting of the TASE requirements regarding minimum value of public holdings and minimum dispersal. See sections 1.13.6.1 and 1.13.6.2 below (Hebrew).

1.9       Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for the years ended and as at December 31, 2002, 2003, 2004, 2005 and 2006 and for the first six months of 2007. The summary consolidated financial data for the years ended and as at December 31, 2002, 2003, 2004, 2005 and 2006 is based on financial statements that have been prepared in accordance with the Israeli generally accepted accounting principles (“GAAP”), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2006 and for the first six months of 2007 only. The translation of information for the six months of 2007 only was made in accordance with the exchange rate of the NIS against the U.S. dollar as of June 30, 2007, as follows: $1 = NIS 4.249. You should read this summary financial data together with our consolidated financial statements and the notes to those statements, together with “Item 5. Operating and Financial Review and Prospects” included in our 2006 20-F incorporated by reference into this Prospectus.

Through December 31, 2003, our financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index (“Inflation” and “CPI”), in accordance with Israeli GAAP. On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board (“IASB”) came into force and effect (“Standard 12”). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation ceased commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as “Reported amounts”.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	FOR THE PERIOD ENDED		FOR THE YEAR ENDED 31,
	June 30, 2007	June 30, 2007	2006	2006	2005	2004	2003	2002
	(Unaudited)		Reported	Reported	Reported	Reported	Adjusted	Adjusted
	Convenience Translation		Convenience Translation
	$ ’000	NIS’000	$ ’000	NIS’000
REVENUES
Sale of real estate assets and investments, net	18,221	77,419	18,986	80,218	281,661	131,921	-	-
Sale of trading property	116,516	495,077	67,842	286,633	-	-	-	-
Commercial centers operations	13,606	57,810	26,243	110,875	142,957	311,893	347,056	279,776
Hotels operations and management	44,540	189,249	83,221	351,610	270,057	218,365	189,205	206,679
Sale of medical systems	6,364	27,039	20,313	85,824	75,713	44,049	-	-
Realization of investments	-	-	165,055	697,358	1,958	(**)28,793	45,129	(***)55,470
Other operational income	6,640	28,214	13,736	58,035	44,409	13,238	13,495	1,509
	205,887	874,808	395,396	1,670,553	816,755	748,259	594,885	543,434

COSTS OF EXPENSES
Cost of trading property sold	88,771	377,188	59,283	250,475	-	-	-	-
Commercial centers operations	18,680	79,372	34,216	144,562	157,640	271,392	257,913	218,673
Hotels operations and management	38,453	163,385	72,517	306,384	259,293	207,152	188,672	205,635
Cost and expenses of medical systems operation	7,941	33,742	17,163	72,515	(*)50,374	26,039	8,720	8,015
Other operational expenses	8,250	35,055	16,627	70,251	46,793	3,655	3,510	1,392

Research and development expenses, net	6,815	28,958	14,809	62,566	(*)59,796	38,158	43,719	28,454
General and administrative expenses	8,127	34,533	15,896	67,161	36,939	43,627	42,144	44,070
Share in losses of associated companies, net	1,468	6,239	2,288	9,665	12,028	15,968	20,951	2,906
Financial expenses , net	10,540	44,786	30,563	129,127	122,321	53,569	211,821	5,440
Other expenses, net	4,046	17,192	8,719	36,836	57,106	(**)63,806	10,477	45,965
	193,091	820,450	272,081	1,149,542	802,290	723,366	787,927	560,551

PROFIT (LOSS) BEFORE INCOME TAXES	12,796	54,358	123,315	521,011	14,465	24,893	(193,042)	(17,117)
Income taxes (tax benefits)	2,127	9,038	1,235	5,222	7,798	15,804	(20,217)	21,711
PROFIT (LOSS) AFTER INCOME TAXES	10,669	45,320	122,080	515,789	6,667	9,089	(172,825)	(38,828)
Minority-interest in results of subsidiaries, net	(6,319)	(26,848)	2,294	9,691	(*)73,795	27,448	48,671	24,490
PROFIT (LOSS) FROM CONTINUING OPERATIONS	4,350	18,472	124,374	525,480	80,462	36,537	(124,154)	(14,338)
Profit from discontinued operations, net	372	1,580	8,441	35,664	5,917	6,810	12,073	54,752
Cumulative effect of accounting change at the beginning of the year	-	-	-	-	(622)	-	-	-
NET INCOME (LOSS)	4,722	20,052	132,815	561,144	85,757	43,347	(112,081)	40,414

EARNINGS (LOSS) PER SHARE (**)

From continuing operations	0.17	0.73	4.93	20.83	3.70	1.56	(5.56)	(0.64)
From discontinued operations	0.01	0.06	0.33	1.41	0.27	0.29	0.54	2.45
Cumulative effect of accounting change at the beginning of the year	-	-	-	-	(0.03)	-	-	-
Basic earnings (loss) per share	0.19	0.79	5.26	22.24	3.94	1.85	(5.02)	1.81

Dividend declared per share	1.5	6.3	-	-	(****)12.39	-	-	-

(*)	Retrospective implementation of new Accounting Standard. - see Item 18 Note 2V in our 2006 20-F.
(**)	Retrospective implementation of new Accounting Standard - see Item 18 Note 2W in our 2006 20-F.
(***)	Reclassified.
(****)	We declared distribution of dividends twice during 2005, see “Item 4. Information on the Company - A. History and Development of the Company - Recent Developments” in our 2006 20-F.

INCOME STATEMENT DATA
AS PER U.S. GAAP (*):	YEAR ENDED DECEMBER 31,
	2006	2006	2005	2004	2003	2002
	Convenience Translation	Reported	Reported	Reported	Adjusted	Adjusted
	$ ’000	NIS’ 000
A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:
Net income (loss) according to U.S. GAAP	122,822	518,932	100,344	(92,447)	(19,251)	(27,747)
Total comprehensive income (loss) according to U.S. GAAP	144,322	609,761	123,429	(149,916)	35,545	143,360
Basic earning (loss) per ordinary share as per U.S. GAAP (NIS)	4.86	20.56	3.98	(3.67)	(0.86)	(1.24)
Diluted earning (loss) per ordinary share as per U.S. GAAP (NIS)	4.86	20.56	4.53	(4.02)	(0.86)	(1.35)
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	-	25,232	21,743	23,463	22,337	22,337

(*)
For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 25 to our consolidated financial statements, included in Item 18 in our 2006 20-F .

SELECTED BALANCE SHEET DATA

(Including as per U.S. GAAP)

	June 30, 2007	June 30, 2007	2006	2006	2005	2004	2003	2002
	(Unaudited)		Reported	Reported	Reported	Reported	Adjusted	Adjusted
	Convenience Translation		Convenience Translation
	$'000	NIS’ 000	$'000	NIS’ 000
Current Assets	1,099,787	4,673,003	837,555	3,538,668	(*)1,448,733	736,339	577,687	1,006,237
Long term investments and receivables	23,946	101,746	62,290	263,173	118,937	185,393	218,407	453,839
Hotels, commercial centers and other fixed assets	417,697	1,774,791	549,143	2,320,127	(*)2,175,364	3,527,988	4,629,675	4,090,936
Investment property	144,057	612,100	-	-	-	-	-	-
Other assets and deferred expenses	5,485	23,304	5,834	24,650	30,476	55,859	85,798	73,024
Assets related to discontinued operations	2,634	11,190	2,954	12,483	12,607	14,700	16,228	111,984
Total	1,693,606	7,196,134	1,457,776	6,159,101	3,786,117	4,520,279	5,527,795	5,736,020

Current Liabilities	317,526	1,349,169	193,346	816,888	887,415	794,741	1,178,415	1,901,506
Long-term liabilities	827,669	3,516,765	721,289	3,047,446	1,707,254	2,418,897	2,841,326	2,176,301
Liabilities related to discontinued operations	8,866	37,673	9,589	40,513	62,430	71,986	82,802	110,007
Convertible debentures	-	-	-	-	62,159	-	-	-
Minority interest	163,580	695,052	149,157	630,187	11,449	430,687	471,606	486,670
Options Issued by Subsidiaries	14,186	60,276	5,274	22,280	(*)1,186
Shareholders' equity	361,779	1,537,199	379,121	1,601,787	(*)1,054,224	803,968	953,646	1,061,536
Total	1,693,606	7,196,134	1,457,776	6,159,101	3,786,117	4,520,279	5,527,795	5,736,020

Total assets according to U.S. GAAP	N/A	N/A	1,514,889	6,400,408	3,846,427	4,676,008	5,917,917	6,007,937
Total liabilities according to U.S. GAAP	N/A	N/A	1,130,684	4,777,139	2,801,532	3,905,673	4,891,985	5,040,903

Total shareholders equity according to U.S. GAAP	N/A	N/A	384,206	1,623,269	1,044,894	770,335	1,025,932	967,034

(*)	Retrospective implementation of new Accounting Standard. - see Item 18 Note 2V in our 2006 20-F.

Exchange Rate Data

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.131 to the dollar on September 4, 2007. The exchange rate has fluctuated during the six months period beginning March 2007 through August 31, 2007 from a high of NIS 4.342 to the dollar to a low of NIS 4.014 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning March 2007 through September 2007, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =

March 2007	4.222NIS	4.155 NIS
April 2007	4.135 NIS	4.014 NIS
May 2007	4.065 NIS	3.932 NIS
June 2007	4.291 NIS	4.062 NIS
July 2007	4.342 NIS	4.183 NIS
August 2007	4.337 NIS	4.113 NIS
September 2007 (until September 4, 2007)	4.137 NIS	4.131 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years and for the first six months of 2007 was as follows:

Period	Exchange Rate
January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.544 NIS/$1
January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.488 NIS/$1
January 1, 2006 - December 31, 2006	4.676 NIS/$1
January 1, 2007 – June 30, 2007	4.153 NIS/$1

      Ratio of Earnings to Fixed Charges

      Our ratio of earnings to fixed charges for the periods indicated below was as follows (NIS millions):1

                            Year Ended December 31

	2002	2003	2004	2005	2006	Jan. - June 2007
Ratio of earnings to fixed charges (Israeli GAAP)	0.65	(0.46)	1.08	1.02	4.1	1.4
Ratio of earnings to fixed charges (US GAAP)	(0.35)	(0.35)	(0.90)	(1.59)	3.76	N/A
Deficiency(*) (Israeli GAAP)	37.9	193.4	(*)	(*)	(*)	(*)
Deficiency(*) (US GAAP)	148.4	178.4	240.7	302.7	(*)	N/A

(*) The amount of the deficiency is disclosed if the ratio of earnings to fixed charges is less than one to one.

1.10              Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this Prospectus and, in particular, the following risk factors when deciding whether to invest in the Notes.  The risk and uncertainties described in the risk factors below are not the only ones we face.  Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

Suitable locations are critical to the success of a shopping and entertainment center

The choice of suitable locations for the development of shopping and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located: (i) within the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access; and (ii) within local areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria, either at all or at viable prices, this may materially adversely affect our business and results of operation.

Zoning restriction and local opposition can delay or preclude construction of a center.

Sites which meet our criteria must be zoned for commercial activities of the type contained in shopping and entertainment centers. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the centers to open ahead of the competition or at all. Opposition by

________________________

1           For the purpose of the calculation of "ratio of earning to fixed charges" the terms "earnings" and "fixed charges" mean: "Earnings"– pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries and equity losses from associated companies, added by fixed charges and amortization of capitalized interest, subtracted by interest capitalized. "Fixed Charges"– the sum of interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.

local residents to zoning and/or building permit applications may also cause considerable delays. Certain of our site acquisitions are conditioned upon the grant of a building permit. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our cost will increase which will have an adverse affect on our business.

We depend on contractors and subcontractors to construct our centers.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse affect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

Delays in the completion of construction projects could affect our success.

An important element in the success of our shopping and entertainment center projects is the short construction time (generally 12 to 18 months from the receipt of building permits, depending on the size of the project), and our ability to open the centers ahead of our competitors, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•	delays in obtaining zoning and other approvals;

•	the unavailability of materials and labor;

•	the abilities of sub-contractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or “acts of god”; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent of the delay and in isolated cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

We are dependent on attracting third parties to enter into lease agreements.

We are dependent on our ability to enter into new leases on favorable terms in order to receive a profitable price for each shopping and entertainment center. We may find it more difficult to engage third parties to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. We seek agreements in principle with anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may adversely affect the relevant specific shopping and entertainment center and the price obtainable for the sale of such shopping and entertainment center.

Our results of operations may be affected by retail climates and tenant bankruptcies.

Bankruptcy filings by our retail tenants are normal in the course of our operations. We are continually re-leasing vacant spaces arising out of tenant terminations as a result of bankruptcy. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find new tenants for property vacancies that result from store closings or bankruptcies.

General economic conditions in a region will affect our tenants.

If an economic recession occurs, the demand and rents for neighborhood and community shopping and entertainment centers could decline and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases as a result of declining consumer spending.

We are dependent on the presence of anchor tenants.

We rely on the presence of “anchor” tenants in our entertainment and commercial centers. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store’s lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the centers. There can be no assurance that if the anchor stores were to close or fail to renew their leases, we would be able to replace such anchor stores in a timely manner or that we could do so without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at an entertainment and commercial center may make refinancing of such center difficult.

Competition is becoming more aggressive in certain Eastern European countries.

The shopping and entertainment centers business in Eastern Europe is rapidly becoming more competitive with a number of developers (particularly from Germany and France) becoming active in our target areas. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Eastern Europe.

RISKS RELATING TO THE HOTEL BUSINESS

The hotels industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotels industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in London, Amsterdam may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotels business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have a material adverse effect on our business and results of operations.

The hotels business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms, such as in London and Amsterdam. Competitive factors within the industry include:

•	convenience of location and accessibility to business centers;

•	room rates;

•	quality of accommodations;

•	name recognition;

•	quality and nature of service and guest facilities provided;

•	reputation;

•	convenience and ease of reservation systems; and

•	the supply and availability of alternative lodging.

We operate, and intend to develop or acquire, most of our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, revenues of our hotels. We believe that competition within the lodging market may increase in the foreseeable future especially for our hotels located in Eastern Europe. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

Acquiring, developing and renovating hotels involves substantial risks, and we cannot be certain of the success of any future projects.

Part of our strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involve substantial risks, including:

•	costs exceeding budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

•	competition for acquisition of suitable development sites from competitors, who may have greater financial resources;

•	the failure to obtain zoning and construction permits;

•	unavailability of financing on favorable terms, if at all;

•	the failure of hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

•	the failure to comply with labor and workers’ union legal requirements;

•	relationships with and quality and timely performance by contractors; and

•	compliance with changes in governmental rules, regulations, planning and interpretations.

We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse affect on our business. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate such hotels into our existing operations. For acquired hotels, we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that newly acquired (or constructed or refurbished) hotels will perform as we expect or that we will be able to realize projected cost savings for acquired hotels.

Continuous delays with respect to renovations of the physical environment near the Astrid Park Plaza Hotel in Belgium may continue to have an adverse effect on its operations.

The Municipality of Antwerp has engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel since 2000. Such construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel and on the performance of the Aquatopia attraction located within the hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel’s patrons may have an adverse effect on our results of operations.

We depend on partners in our joint ventures and collaborative arrangements.

We own interests in five operational hotels in partnership with other entities, including in particular, the Red Sea Group of companies (“Red Sea”). (For further information regarding our partnership with Red Sea, see “Item 4. Information on the Company - B. Business Overview - Hotels” of the 2006 20-F incorporated by reference into this Prospectus). Red Sea is engaged in the initiation and development of residential and commercial real estate projects in Israel and in the operation of chain of hotels and income producing real estate abroad. We may in the future enter into joint ventures or other collaborative arrangements with Red Sea or with other third parties. Our investments in these joint ventures, including in particular our numerous partnerships with Red Sea, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated.

All of the operating hotels in which we have an interest (other than the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under long-term management agreements with Park Plaza Hotels Europe Ltd. (“Park Plaza”). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Golden Wall Investment Ltd., which entitles Park Plaza to use the “Park Plaza” tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, and would suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we would not be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

Our agreements with Park Plaza and the Rezidor Hotel Group impose obligations on us that may force us to incur significant costs.

Our agreements with Park Plaza (for the management of the operational hotels) and the Rezidor Hotel Group (for the future management of the Bucuresti hotel in Bucharest, which is currently under renovation and is intended to be operated under the brand name "Radisson SAS") contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor group may alter their standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with requirements of Park Plaza or The Rezidor Hotel Group and, if our relationship with either of these parties is terminated, to change the franchise affiliation of our affected hotels, as a result.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property, market which may make it difficult to sell a property;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

Our ownership rights in the Bucuresti Hotel have been challenged.

Since we acquired a controlling interest in the Bucuresti Hotel complex in Bucharest, Romania (which includes the Bucuresti Hotel and the Centerville apartment hotel), we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. If any such challenge succeeds, our results of operation and financial position will be materially adversely affected.

RISKS RELATING TO BOTH THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS AND TO THE HOTEL BUSINESS

The failure to comply with government regulation may adversely affect our business and results of operations

Both the shopping and entertainment centers business and the hotel industry are subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

We may be held liable for design or construction defects of third-party contractors.

We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

We may be affected by shortages in raw materials and employees.

The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The inability to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may delay construction and increase the budget of our projects and, as a result, have a material adverse effect on the results of our operations.

We may experience fluctuations in our annual and quarterly results as a result of our opening new centers, entering into new businesses and disposing of other centers, hotels or other businesses.

We periodically review our business to identify properties or other assets that we believe either no longer complement our business, or could be sold at significant premiums. We are focused on restructuring and enhancing real estate returns and realizing investments and from time to time, attempt to sell these assets. There can be no assurance, however, that we will be able to complete dispositions on commercially reasonable terms or at all. We also periodically review our business to identify opportunities for the acquisition or development of new centers and/or hotels. There can be no assurance that we will be able to develop or acquire centers and/or hotels that will become successful. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance.

Factors that affect the value of our real-estate assets and our investments may adversely change and therefore we will need to charge an impairment loss not previously recorded.

Certain specific circumstances may affect the fair value of our real estate assets (operating or under construction) and investments. An impairment loss not previously recorded may be required and/or depreciation may be accelerated, upon the occurrence of one or more of the following circumstances:

(i)
Absence of or modifications to permits or approvals. A construction permit may be revoked as a result of unauthorized delays in commencing construction; a construction permit may be cancelled altogether under certain circumstances, such as where the use of land does not correspond to the permitted usage; a need for a revised construction permit arises by reasons of governmental or other instructions to carry out modifications to our original architectural plans so as to comply, among other things, with environmental and traffic impact plan or obtain archeological clearance; new laws and regulations are enacted which limit the use of our land for structures other than centers or hotels; voluntary modifications to original plans where we encounter opportunities to substantially upgrade our project by acquisitions of adjacent land plots or expansion of original project or otherwise, may trigger the need for a revision to or modification of the issued construction permit if the permit becomes inapplicable; a revised construction permit may be required where changes occur to zoning plans which indirectly affect our proposed commercial center; a new, revised permit, when required, may nevertheless be denied for reasons beyond our control or following our failure to fulfill preconditions or otherwise;

(ii)
Strategy in respect of long term lease commitments. In commercial centers, where a significant part of the rental areas is subject to long term leases with a small group of retailers which is distinguished (from other lessees) by a direct correlation between the rental fees paid by such retailer and the revenues from their respective rental areas, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse affect on the results of operations of these commercial centers as well as on their recoverable amount. Other commercial centers, the rental areas of which have not been fully rented or which we have designated for an interim period as free of charge public areas, may be required to alter their original designation of use so as to serve, in the best optimal manner, our strategy for the center. Should these areas remain vacant or public, for a period longer than originally anticipated, our long-term cash flows may be negatively impacted and, as a result, the value of the center may decrease;

(iii)
External Interruptions. Circumstances having significant impact on our real estate may include extensive and continuous infrastructure works carried out by municipalities or other legal authorities. Delays in completion of such works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; and

(iv)
Legal Issues and Other Uncertainties. Lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. Certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten term of use of real estate, and which may be accompanied with a demand to demolish the construction thereon erected, be that with or without compensation, may significantly affect the value of such real estate asset.

Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real-estate and investment, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (immediately prior to the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids and the sale of research systems for its clinical research.

The ExAblate 2000 is in an early stage of commercialization. InSightec received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 to come from this application and from sales of research systems for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product would have a material adverse effect on its financial condition and results of operations, which would in turn adversely affect the Company’s results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third party payors in order to generate a sufficient amount of sales to support its business.  Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales.  In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third party healthcare payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

Demand for the ExAblate 2000 is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid.  In the United States, the assignment of a Current Procedural Terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. In July 2004, two CPT III codes were implemented allowing tracking of the use of the ExAblate 2000 system to treat uterine fibroids.  However, the assignment of these codes does not require third party payors to provide reimbursement for procedures performed with the ExAblate 2000. InSightec believes that third party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000 unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s success in non-U.S. markets also depends on treatment procedures using the ExAblate 2000 being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions.  Reimbursement practices vary significantly from country to country and within some countries, by region. Many non-U.S. markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other non-U.S. markets have private insurance systems; labor union-sponsored programs and government-managed systems that control reimbursement for new products and procedures. To date, only one third party payor, a health maintenance organization in Israel, has approved reimbursement coverage for treatments using the ExAblate 2000. We cannot assure you that such coverage will be approved by additional payors in other markets in a timely manner, if at all, thereby materially adversely affecting InSightec’s results our operation. In the event that InSightec is unable to timely obtain acceptable levels of reimbursement coverage in its targeted markets outside of the United States, InSightec’s ability to generate sales may be adversely affected.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate 2000.

InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, Singapore and the European Union Economic Area, or EEA, which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, InSightec has received in May 2007 the CE-marking (approval to market in the EEA) for pain palliation of bone metastases. However, clinical experience for this application is still in early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. Furthermore, InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure you that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate 2000 treatment for additional applications, InSightec is required to conduct clinical studies to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate 2000 is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate 2000 for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

The product development and regulatory approval process for each of InSightec’s future applications is subject to a number of application-specific risks and uncertainties. For example, the life expectancy from existing surgical treatment options for breast cancer is long and the survival rate is relatively high. As a result, InSightec will have to conduct extensive clinical trials, which may include several thousand participants and extend over several years of follow-up. This may delay the commercial introduction of InSightec’s applications by several years. In addition, InSightec is still in the process of developing and improving clinical prototypes for its liver, bone metastasis tumors, prostate, and brain treatment applications. If it is unable to surmount these challenges, as well as the challenges relating to its other future applications, its business and results of operations may be adversely affected.

InSightec is dependent on General Electric.

The ExAblate 2000 is compatible only with certain of GE Healthcare, a division of the General Electric Company (“GE”) Healthcare’s Magnetic Resonance Imaging (MRI) systems, which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000.  In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate 2000 may be adversely affected.

InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate 2000 with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate 2000. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate 2000 to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

In addition, InSightec entered into a five year exclusive worldwide (excluding Japan and Russia) sales and marketing agreement with GE with respect to the ExAblate 2000. Although the agreement does not prohibit InSightec from marketing and selling the ExAblate 2000 directly, InSightec expects that a substantial portion of its sales of the ExAblate 2000 will be developed through this agreement with GE. Since InSightec currently has no direct control over GE’s sales and marketing personnel, InSightec must rely on incentives provided by GE to its personnel to encourage effective marketing of the ExAblate 2000, as well as contractual provisions contained in the agreement. In addition, GE has a right of first negotiation with respect to the distribution, of our focused ultrasound products, and the design and supply of imaging devices to be used in connection with our current and future Magnetic Resonance Guided Focused Ultrasound (“MRgFUS”) products. These rights continue until five years after the sale by GE of all of InSightec’s ordinary shares that it holds or, with respect to any distribution agreement, until the earlier of three years after such sale of our ordinary shares or the date on which GE fails to meet minimum thresholds provided in such distribution agreement. We cannot assure you that GE will be successful in efforts to generate sales of the ExAblate 2000 or any other products developed by us as to which it obtains distribution rights. In such event InSightec’s results of operation may be materially adversely affected.

The sales and marketing agreement does not prohibit GE from marketing or manufacturing other focused ultrasound-based products that may compete with the ExAblate 2000. In addition, GE retained the right to use certain focused ultrasound-related patents which it assigned to InSightec at the time of its formation and InSightec has granted to GE a non-exclusive license to certain of our patents derived from technology and patent rights licensed to InSightec by GE. GE may use such patents to develop its own focused ultrasound based products without InSightec’s consent. In the event that GE chooses to distribute or manufacture medical devices that may compete with the ExAblate 2000 or other products based on the MRgFUS technology, InSightec’s sales may be adversely affected.

If InSightec is unable to protect its intellectual property rights, its competitive position could be harmed. Third-party claims of infringement could require InSightec to redesign its products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s future business and financial performance.

InSightec’s success and ability to compete depends in large part upon its ability to protect its proprietary technology. InSightec relies on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect its intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents in the imaging field only without InSightec’s permission. Prior to the transfer, GE had entered into cross-license agreements with respect to these patents with a number of companies, including some that may be potential competitors of InSightec. As a result of these cross license agreements, InSightec may not be able to enforce these patents against one or more of these companies.

The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s existing or future patent applications will result in patents being issued, or that InSightec’s existing patents, or any patents, which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec. Any issued patents may be challenged, invalidated or legally circumvented by third parties. InSightec cannot be certain that its patents will be upheld as valid, proven enforceable, or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with InSightec’s product, which could decrease its sales and diminish its ability to compete.

Claims by competitors and other third parties that InSightec products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s business.  The medical device industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s technical and management personnel. An adverse determination in any such proceeding could subject InSightec to significant liabilities or require InSightec to seek licenses from third parties or pay royalties that may be substantial.

RISKS RELATING TO OUR OTHER ACTIVITIES

Our Mango business is dependent on a single franchise and supplier which could cause delays or disruptions in the delivery of our Mango products, which could harm our business and results of operations.

Mango, an apparel company which we acquired in May 2005, depends on its franchise with and supply of products from Punto Fa, S.L., a contemporary women’s apparel company, and its international brand name MANGO-MNG™ (which supplier we refer to collectively herein as Mango International). If Mango International ends its relationship with Mango or enters into liquidation, Mango’s business in Israel will be terminated. In addition, Mango relies on the supply of its products from Mango International and may face a shortage of inventory if there is a worldwide excess demand for Mango International’s products. If either of these events occurs, our results of operations may be materially adversely affected.

A rise in wage levels in Israel could adversely affect Mango’s financial results.

Mango relies mainly on minimum wage employees. The Israeli government increased the applicable minimum wage effective as of July 2006. If wage levels generally, and particularly the minimum wage in Israel, increase, Mango’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturer of Mango products misjudges fashion trends, or if we fail to choose from the Mango International inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither Mango International nor Mango may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on Mango International’s ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If Mango International is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, or if we fail to choose from the Mango International inventory design products that appeal to our customers’ changing fashion preferences, Mango’s sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our Mango brand image may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offers the latest fashions.

A change in customs rates and custom and harbor strikes could adversely affect Mango’s financial results.

Mango is subject to Israeli customs since all of its products are imported. An increase in customs rates on Mango’s products could adversely affect Mango’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Mango’s products are imported, custom and harbor strikes and delays could adversely affect Mango’s ability to meet customer demands and adversely affect Mango’s financial results.

Mango may be unable to compete favorably in the highly competitive women’s apparel industry, and Mango’s competitors may have greater financial, geographic and other resources.

The sale of fashionable women’s apparel is highly competitive.  Mango competes directly with a number of Israeli and international brands (such as Zara, Castro, Honigman, Renuar and Dan Casidi, some of which have longer operating histories and enjoy greater financial and marketing resources than Mango. For example, as a result of their greater financial and marketing resources, Mango’s competitors may have the ability to obtain better geographic locations for their stores in commercial centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to Mango and adversely affect Mango’s revenues and profitability. There can be no assurance that Mango will be able to compete successfully against existing or new competitors.

Mango has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm Mango’s profitability.

Mango buys its entire inventory from Mango International, which is responsible for the design and manufacturing of all of Mango’s products. The prices of the inventory that Mango purchases from Mango International are dependent on the manufacturing costs of Mango International. Mango International’s manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where its products are manufactured. Therefore, an increase in the manufacturing costs of Mango International will cause an increase in Mango’s cost of goods sold and Mango may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Mango’s profitability, operational results and its financial condition.

A devaluation of the NIS against the Euro could harm Mango’s profitability.

Mango buys its entire inventory from Mango International. The price of this inventory is denominated in Euros. Therefore, a devaluation of the NIS against the Euro will cause an increase in Mango’s cost of goods sold expressed in NIS, and Mango may not be able to pass the increased costs to its customers. This would likely adversely affect Mango’s profitability, operational results and its financial conditions.

Our venture capital investments are made in development stage companies and involve high risks.

Investments in biotechnology development stage companies involve high risks. These companies are subject to various risks generally encountered by new enterprises, including costly, delayed or protracted research and development programs, the need for acceptance of their products in the market place, and the need for additional financing which might not be available. We cannot be certain that the assessments we made at the time of investment in our venture capital investments, as to the quality of the concept or the prototype, will prove correct, or that there will be an adequate return on investment, if at all. If our assessment of the venture capital investments are incorrect, our results of operations may be adversely affected.

Our venture capital investments are speculative in nature and we may never realize any revenues or profits from these investments.

We cannot be certain that our venture capital investments will result in revenues or profits. Economic, governmental, regulatory and industry factors outside our control affect our venture capital investments. If our venture capital investments will not successfully implement its business plan we will not be able to realize any profits from it. Our ability to realize profits from these investments will be dependent upon the management of these companies, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

EMI is incorporated under Israeli law and our principal offices are located in Israel. In addition our operations in our other lines of business, such as Mango and other venture capital investments operating in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

An income tax reform in Israel may adversely affect us.

Effective as of January 2003, the Israeli Parliament has enacted a wide-ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system. The main effect of this new tax reform on us is that we might be subject to additional tax arising from profits from our foreign companies which would be defined as “Controlled Foreign Companies” (CFC) in accordance with the provisions of the law. This may have adverse tax consequences for us.

Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

EMI is incorporated in Israel. None of our directors and officers are residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met: (i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment; (ii) the judgment can no longer be appealed; (iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and (iv) the judgment is executory in the state in which it was rendered or issued.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following: (i) the judgment was obtained by fraud; (ii) there was no due process; (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel; (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Anti-takeover provisions could negatively impact our shareholders.

The Israeli Companies Law of 1999 (the “Companies Law”) provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 45% of the voting rights in the company.

Furthermore, under the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company’s shares or class of shares, unless such person conducts a tender offer for all of the company’s shares or class of shares (a “Full Tender Offer”). In the event that holders of less than 5% of the company’s issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company’s shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company’s shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares.  In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

At the request of an offeree of a Full Tender Offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares.  Such application to the court may be filed as a class action.

The Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

The violation of certain conditions under the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the merger by way of exchange of shares between EMI and its subsidiary, Elscint  may result in the merger not being treated as tax exempt by the Israeli tax authorities and the imposition of capital gains tax on the exchange of shares.

In November 2005, a merger between Elscint Limited (“Elscint”), our subsidiary, and EMI was consummated pursuant to which EMI purchased the entire outstanding share capital of Elscint not already owned by EMI and by or for the benefit of Elscint, in consideration for 0.53 ordinary shares of EMI for each 1 ordinary share of Elscint. If any requirement or condition of the merger under the Israeli Tax Ordinance [New Version] of 1961, the regulations promulgated thereunder or the pre-ruling issued by the Israeli tax authorities in connection with the merger is breached and/or is not met, the merger will not be treated as tax exempt for Israeli tax purposes. As part of the final pre-ruling issued by the Israeli tax authorities, EMI, Elscint and their controlling shareholders were subject to certain restrictions and conditions. In that event, the Israeli tax authorities may impose, in accordance with the Ordinance, Israeli capital gains tax on EMI and on the former Elscint shareholders in respect of the exchange of shares under the merger.

RISKS RELATING TO OPERATIONS IN EASTERN EUROPE AND ASIA

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption.

Many of the Eastern European countries in which we operate are countries which until the last decade, were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, and unpredictability of the civil justice system. Certain Eastern European countries also continue to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of the Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

Certain Eastern European countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

Environmental issues are becoming of increasing significance in Eastern Europe which may result in delays in construction and increased costs.

There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army, where soil pollution may be prevalent. We cannot be certain that all sites acquired will be free of environmental pollution. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

We are subject to various risks related to our operations in Romania including the unpredictability of the civil justice system.

Our Bucuresti Hotel is generally affected by risks of doing business in Romania. Any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any officers or directors under the Romanian legal system. If our ownership rights in the company that owns the Bucuresti Hotel Complex are successfully challenged this may affect our ability to obtain compensation for our original investment. We have faced several challenges to our acquisition under the privatization contract. In addition, the privatization process itself has been challenged as illegal. All of these claims have been dismissed

Acquiring Sites in India And other Countries in Asia

While we believe that the skills and experiences that we have acquired through sourcing sites, and developing and selling shopping and entertainment centres in emerging markets in CEE can be applied successfully to projects in India and other countries in Asia, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India and other countries in Asia, such as differing legal structures, requirements and business cultures and restrictions on foreign ownership and control of real estate projects, may mean that our success in developing and selling shopping and entertainment centres in CEE may not be replicated in India and Asia.

Hostilities in India and other Countries in Asia

India has from time to time experienced instances of hostilities with neighboring countries, including Pakistan and China. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in India are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on our financial condition and results of operations. In addition, India has from time to time experienced social and civil unrest due to religious strife.

Changes in the Policies of the Government of India or Political Instability

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting the civil infrastructure industry, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, as well as our business.

The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties from the coalition could result in political instability. Any such instability could delay the progress of the Indian economy and could have a material adverse effect on us.

GENERAL

If we are characterized as a passive foreign investment company for U.S. federal income tax purpose, holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the our assets are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates and could have an adverse effect on the price and marketability of our shares. See “Item 10. Additional Information - E. Taxation - Tax consequences if we are a Passive Foreign Investment Company” of the 2006 20-F incorporated by reference into this Prospectus.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of EMI and our subsidiary Elscint Ltd. in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, including motions to certify such claims as class actions. For details, see our annual financial statements included in Item 18 of the 2006 20F . A claim has also been made by an individual that a percentage of EMI and certain of our subsidiaries belongs to him. We cannot estimate the results of these proceedings. A determination against us in some or all of these proceedings may materially adversely affect our results of operations.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. In addition, following construction capital expenditures are necessary to maintain the centers in good condition. As part of our growth strategy, we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for our hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Accordingly, we require substantial amounts of cash and construction financing from banks for our operations and require financing for the development, renovation and maintenance of our hotels. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse affect on our results of operations.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all outstanding borrowings immediately due together with accrued and unpaid interest and other fees. Furthermore, in the event of any default under the loan agreements, such loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the assets which were financed by these loans are classified as non-current assets. As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our shopping and entertainment centers, hotels and Mango businesses.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and, therefore, effectively controls our affairs.

As of September 5, 2007, Mordechay Zisser, the Executive Chairman of our board of directors, held, directly or indirectly, approximately 49.64% of our issued share capital (calculated taking into consideration options exercises within sixty days as of July 31, 2007). As a result of such holdings he has the ability, in effect, to elect the members of our board of directors and to effectively control our business.

A loss of the services of members of the senior management of EMI, including in particular that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive Chairman of the board of directors. Any loss of the services of Mr. Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

Our annual and quarterly results may vary which may cause the market price of our ordinary shares to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our ordinary shares to decline. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. During 2005, we changed our business strategy to the entrepreneurship and development of shopping and entertainment centers supported by short term management and operation activities with the principal objective of founding and stabilizing the centers with a view of selling them during their construction or as closely as possible to their completion. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

RISKS RELATED TO THE NOTES

The Series E Notes and Series F Notes will be, unsecured.  As a result, there may be circumstances in which our secured indebtedness will be paid from assets that secure that indebtedness before payment is made on these Notes.

Our obligations under our existing credit facilities are secured by certain first ranking fixed and floating charges over our rights, assets and property.  The Series E Notes and the Series F Notes will be, unsecured.  We may also at any time create additional security interests with respect to our current or future indebtedness, subject to the terms of our credit facilities.  If we default on our secured indebtedness or enter bankruptcy, liquidation or reorganization, then all of our assets that secure our debts will be used to satisfy the obligations under such secured indebtedness before we could make any payments on the Series E Notes or Series F Notes.  Therefore, there may only be limited assets available to make payments on these Notes if one of these events were to occur.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control.  In addition, certain of our existing credit facilities mature prior to the scheduled maturity date of the Series E Notes and/or Series F Notes offered hereby.  If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness.  In addition, cash flows from our operations may be insufficient to repay in full at maturity the Series E Notes and/or the Series F Notes, in which case these Notes may need to be refinanced.  Our ability to refinance our indebtedness, including the Series E Notes and/or the Series F Notes, will depend on, among other things:

•	our financial condition at the time,

•	restrictions in agreements governing our debt and

•	other factors, including market conditions.

We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Series E Notes and/or the Series F Notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

From time to time we consider equity financings, either directly or through our subsidiaries. If we pursue equity financings directly or through our subsidiaries, our interest in those subsidiaries would decrease. In addition, the ability of those subsidiaries to pay dividends to us may be impaired, which in turn, could limit our ability to make the required payment on the Series E Notes and/or the Series F Notes.

See also “Our high leverage could adversely affect our ability to operate our business” above.

Series E Notes and Series F Notes are new public issuances of securities for which there have been no prior public market.  We cannot assure you that a liquid market will develop for these Notes.

We intend to list the Series E Notes and the Series F Notes for trade on the Tel Aviv Stock Exchange. However, there has been no prior public market for either Series E Notes or for the Series F Notes, and we cannot assure you as to the ongoing liquidity of the market for these Notes on the Tel Aviv Stock Exchange.

1.11           Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at June 30, 2007 in accordance with Israeli GAAP on an actual basis and as adjusted to reflect the issuances of up to NIS 440,000,000 Series E Notes and Series F Notes under this Prospectus. For information regarding the Company's ability to amend the amount offered under this Prospectus, see Section 1.13.11 below (Hebrew). This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this Prospectus.

	At June 30, 2007 (unaudited)
	(NIS in thousands)		(US$ in thousands)
	Actual	As Adjusted	Actual	As Adjusted
CURRENT LIABILITIES
SECURED
Short-term credits	769,171	769,171	181,024	181,024
Suppliers and service providers	-	-	-	-
Payables and other credit balances	-	-	-	-
	769,171	769,171	181,024	181,024
UNSECURED
Short-term credits	56,832	56,832	13,375	13,375
Suppliers and service providers	214,005	214,005	50,366	50,366
Payables and other credit balances	309,161	309,161	72,761	72,761

	579,998	579,998	136,502	136,502

TOTAL CURRENT LIABILITIES	1,349,169	1,349,169	317,526	317,526

LONG TERM LIABILITIES
SECURED	1,400,158	1,400,158	329,526	329,526
UNSECURED	2,116,607	2,556,607	498,143	601,696
TOTAL LONG TERM LIABILITIES	3,516,765	3,956,765	827,669	931,222

UNSECURED LIABILITIES RELATED TO DISCONTINUING OPERATION	37,673	37,673	8,866	8,866

OPTIONS ISSUED BY A SUBSIDIARY	60,276	60,276	14,186	14,186

MINORITY INTEREST	695,052	695,052	163,580	163,580

TOTAL SHAREHOLDERS’ EQUITY	1,537,199	1,537,199	361,779	361,779

TOTAL CAPITALIZATION	7,196,134	7,636,134	1,693,606	1,797,159

1.12           Use of Proceeds

The net proceeds that we will receive from the offering of the Series E Notes and Series F Notes are estimated to be $440,000,000 million (for information regarding the Company's ability to amend the amount offered under this Prospectus, see Section 1.13.11 below (Hebrew)) before deducting early commitment fees, coordination and distribution fees, and as applicable, other estimated offering expenses payable by us.

We intend to use the net proceeds from the offering for working capital, general corporate purposes, investments or acquisitions, as we shall determine from time to time.

Management will have significant discretion in applying our net proceeds from this offering. We currently have no agreements or commitments with respect to any acquisitions or investments.

1.13	Public Offering of Series E and Series F Notes

In the absence of express reference in this subsection 1.13 to one of the series of Notes offered under this Prospectus, the contents of this subsection 1.13 shall be applicable with respect to each series of Notes offered.

1.13.1	The Securities Offered to the Public under this Prospectus and the Complementary Notice

1.13.1.1
Registered Series E Notes of NIS 1 par value each, payable in 10 equal annual installments, on July 1 of each of the years 2012 to 2021, inclusive (the first installment to be effected on July 1, 2012 and the last installment to be effected on July 1, 2021), bearing fixed annual interest at the Uniform Interest Rate or the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 below), payable in semi-annual installments on December 31 and July 1 of each of the years 2007 to 2021 (the first installment to be effected on December 31, 2007 and the last installment to be effected on July 1, 2021), linked (principal and interest) to the Consumer Price Index for August, as published on September 16, 2007 (hereinafter: the “Series E Notes”).

1.13.1.2
Registered Series F Notes of NIS 1 par value each, payable in 6 equal annual installments, on October 1 of each of the years 2010 to 2015, inclusive (the first installment to be effected on October 1, 2010 and the last installment to be effected on October 1, 2015), bearing fixed annual interest at the Uniform Interest Rate or the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 below), payable in semi-annual installments on April 1 and October 1 of each of the years 2008 to 2015 (the first installment to be effected on April 1, 2008 and the last installment to be effected on October 1, 2015), linked (principal and interest) to the Consumer Price Index for August, as published on September 16, 2007 (hereinafter: the “Series F Notes”).

The Series E Notes and the Series F Notes will hereinafter be referred to in this subsection 1.13, jointly, as:  the “Notes”.

The total par value of the Series E Notes and the Series F Notes offered under this Prospectus, jointly, is NIS 440,000,000 par value. Within the framework of the Complementary Notice, as set out in subsection 1.13.2 below, the exact number of each of the said series of Notes to be offered to the public shall be specified, provided that the total of all Notes offered to the public under the Complementary Notice, jointly, shall not exceed NIS 440,000,000 par value, as aforesaid, subject to the Company’s option to change the quantity offered as aforesaid within the framework of the Complementary Notice. See subsection 1.13.11 below.

1.13.2	Public Offering Of Securities

The Notes are offered to the public within the framework of two separate tenders, independent of each other, as follows (for details regarding the distribution of the quantity of each series of Notes offered under this Prospectus see subsection 1.13.1 above):

1.13.2.1      Tender A

A uniform offer of the Series E Notes, offered to the public at 100% of their par value by means of units (hereinafter: “Units A”), while the makeup of each unit, the price thereof and the number of units will be specified in the Complementary Notice (see below).

The Series E Notes will be offered to the public by way of tender for the annual interest rate to be borne by

   Series E Notes, while the maximum annual interest rate will range between 5.5% and 6.5% (hereinafter:  the “Maximum Interest Rate for Series E”).

1.13.2.2	Tender B

A uniform offer of the Series F Notes, offered to the public at 100% of their par value by means of units (hereinafter: “Units B”), while the makeup of each unit, the price thereof and the number of units will be specified in the Complementary Notice (see below).

The Series F Notes will be offered to the public by way of tender for the annual interest rate to be borne by Series F Notes, while the maximum annual interest rate will range between 4.9% and 6% (hereinafter:  the “Maximum Interest Rate for Series F”).

Units A and Units B will hereinafter be referred to, jointly, as: the “Units”; Tender A and Tender B will hereinafter be referred to, jointly, as: the “Tender”; the maximum interest rate for Series E and the maximum interest rate for Series F shall hereinafter be referred to, jointly, as: the “Maximum Interest Rate”.

The Tenders for the annual interest rate of the Series E Notes and of the Series F Notes shall commence on such dates and at such times as shall be designated in the Complementary Notice (hereinafter: the “Tender Date”).

Subsequent to the publication of this Prospectus, the Company will publish a Complementary notice (hereinafter: the “Complementary Notice”), pursuant to section 16 (A1)(2) of the Securities Law and the Securities (Complementary Notice and Draft Prospectus) Regulations, 2007 (hereinafter: the “Complementary Notice Regulations”).  Within the framework of the Complementary Notice, the details missing from this

Prospectus will be supplemented and/or the updatable details in this Prospectus will be updated, in accordance with the provisions of the Complementary Notice Regulations. For details regarding the Complementary Notice, see subsection 1.13.11 below.

1.13.3	The Date of the Tenders

Subsequent to receipt of the prior undertakings for the purchase of the securities offered under this Prospectus from the classified investors, the Company will publish a Complementary Notice, designating the date for submission of Orders on behalf of the public for the purchase of the securities offered under this Prospectus. The date for submitting Orders on behalf of the public for the purchase of securities as aforesaid shall in no event occur prior to the lapse of five (5) business days from the date of publication of the Preliminary Prospectus and not later than 45 days from the date of the publication thereof. The period for the submission of Orders for the purchase by the public of the securities offered under this Prospectus shall commence not before the lapse of five (5) trading hours from the time of publication of the Complementary Notice (hereinafter: the “Tender Date” or the “Inception of the Period for Submissionof Orders”).

The issuance of each of the series of the Notes offered under this Prospectus and the Complementary Notice and their listing for trading on the Stock Exchange is made separately and independently of the issue and/or the listing for trading of the other series offered under this Prospectus and the Complementary Notice. For details regarding the distribution of the offered quantity of each of the series of the Notes offered under this Prospectus, see subsection 1.13.1 above.

1.13.4	Submission of Orders for the Purchase of Units A and Units B

1.13.4.1	Unit Purchase Orders will be submitted to the Company via Clal Finance Batucha Investment Management Ltd.

(hereinafter: the "Issue Coordinator") or via bank branches or other Stock Exchange members (hereinafter, jointly: “AuthorizedAgents”), in forms available with the Authorized Agents. For details regarding payment to the Authorized Agents see subsection 1.21 below. A Units Purchase Order shall be deemed to have been submitted if received by the Authorized Agents by 15:00 on the Tender Date, provided that the Agent in receipt thereof transfers such Order to the Issue Coordinator by 16:00 p.m. on the same day of receipt thereof. The Authorized Agents will transfer the Orders in sealed envelopes, which will remain sealed and which will be inserted by the Issue Coordinator into a closed and locked box (including the Orders submitted via the Issue Coordinator) from 08:30 to 16:00 on the Tender Date.

1.13.4.2
Each Subscriber will state in his Order the number of Units he seeks to purchase and the annual interest offered by him, and the interest to be borne by Series E Notes comprising the Units, which shall not exceed the Maximum Interest Rate relevant to each series. The interest rate stated in each Order shall be denominated in percentages, in 0.05% intervals, namely: Orders may be submitted at the maximum annual interest rate relevant to each series and at rates lower therefrom, at 0.05% intervals.

1.13.4.3
Interest rate designated in an Order not stated in intervals as aforesaid shall be rounded upwards to the nearest interval. An Order stating an interest rate exceeding the Maximum Interest Rate shall be cancelled.

1.13.4.4	Each Subscriber may submit up to three (3) Unit Purchase Orders in the Tender with different rates.

“Subscriber” - including a family member residing with him or a classified investor who has given a prior undertaking to purchase units as set out in subsection 1.16 below.

1.13.4.5
Units Purchase Orders are irrevocable. A Subscriber shall be deemed to have undertaken in his Order to purchase the Units allocated to him ensuing from full or partial acceptance of his Order, pursuant to the terms of this Prospectus and the Complementary Notice, and shall be considered as bound to pay the total price of the Units, as the case may be, that he is entitled to receive pursuant to the terms of this Prospectus and the Complementary Notice.

1.13.4.6
Unit Purchase Orders may be submitted for the purchase of whole Units only. An Order submitted with respect to any fraction of a Unit, shall be deemed to be an Order submitted for only the amount of whole Units stated therein, and the fraction of the Unit included in the Order shall be deemed as not having been incorporated therein ab initio.  An Order wherein the number of stated Units is less than one shall not be accepted.

1.13.4.7
Orders stating no interest rate whatsoever, shall be deemed to have stated the Maximum Interest Rate. Orders submitted in the Tender stating an interest rate exceeding the Maximum Interest Rate shall be deemed not to have been submitted at all.

1.13.4.8
The Authorized Agents will be responsible and accountable to the Company and the Issue Coordinator for payment of the full consideration payable to the Company in respect of Orders submitted through them and which are accepted, wholly or partially.

1.13.5	Tender Procedures

1.13.5.1
The Orders will be transferred to the Issue Coordinator by the Authorized Agents on the Tender Date, by 16:00, in sealed envelopes, which will remain sealed up to the lapse of the last date for submission of Orders as aforesaid and will be inserted into a closed box together with the Orders submitted directly to the Issue Coordinator.

1.13.5.2
Immediately after 16:00 on the Tender Date, the box will be unlocked and the envelopes will be opened in the presence of the Company’s auditor, who will supervise due adherence to the Tender procedures, and the Tender results will be summed up and processed.

1.13.5.3	Manner of Determining Interest Rate and Allocation of Units to Subscribers

The Notes comprising all Units for which Orders are granted in the Tender, will bear a uniform interest rate (hereinafter: “Uniform Interest Rate”), and the manner of distribution of the Units shall be implemented as follows:

(a)
Where the total number of Units comprising the Orders submitted in the Tender (including such Units respecting which the Orders for the purchase thereof have been submitted by the Classified Investors as set out in subsection 1.16 below) is less than the total number of the Units offered to the public under this Prospectus and the Complementary Notice, all Orders will be fully accepted.  In such event, the Uniform Interest Rate will be the Maximum Interest Rate.

(b)
Where the total number of the Units comprising the Orders submitted in the Tender (including such Units respecting which the Orders for the purchase thereof have been submitted by the Classified Investors) is equal to or exceeds the total number of the Units offered under this Prospectus and the Complementary Notice, the Uniform Interest Rate will be equal to the lower interest rate at which (and/or at interest rates lower than such rate), Orders have been submitted for the purchase of all Units offered to the public (including Classified Investors) pursuant to this Prospectus and the Complementary Notice.

(c)
The Company will accept Orders for the purchase of Units offered to the public under this Prospectus and the Complementary Notice, with the Notes bearing the Uniform Interest Rate, and each Subscriber shall be deemed to have undertaken in his Order to purchase all the securities to be allocated to him in the wake of accepting his Order, the Notes bearing Uniform Interest Rate, as follows:

(1)	Orders stating an interest rate exceeding the Uniform Interest Rate – will not be accepted;

(2)	Orders stating an interest rate lower than the Uniform Interest Rate – will be fully accepted;

(3)	Orders stating an interest rate that is equal to the rate established as the Uniform Interest Rate (hereinafter: “Uniform Interest Rate

Orders”) – will be accepted proportionately, so that each Subscriber will receive, out of the Units offered to the public remaining for distribution, following the allocation for Orders stating an interest rate that is lower than the rate established as the Uniform Interest Rate, and following the allocation to Classified Investors as set out in subsection 1.16 below, such share as is equal to the ratio between the number of Units comprising the Order submitted by him, stating the Uniform Interest Rate, and the number of Units comprised in all the Orders stating the Uniform Interest Rate, less Orders of Classified Investors stating the Uniform Rate (the manner of allocation to the Classified Investors will be as set out in section 1.16 below).

(d)
If under the allocation set out in subsection (c) above, no minimum spread with respect to the Notes as set out in subsection 1.13.6 below is attained, the allocation will be effected at the Uniform Interest Rate determined pursuant to subsection (b) above, as follows:

(1)	Orders stating an interest rate exceeding the Uniform Interest Rate – will not be accepted;

(2)	Orders stating an interest rate lower than the Uniform Interest Rate – will be fully accepted;

(3)
Orders (submitted either by the public or by Classified Investors) stating the Uniform Interest Rate will be accepted proportionately, so that for each Order, including the Orders received from Classified Investors, such part will be allocated out of the offered Units as is equal to the ratio between the number of Units comprising the Order, bearing the Uniform Interest Rate, including Orders received from Classified Investors, and the total number of Units comprising all Orders stating the Uniform Interest Rate.

(e)
If also under the allocation set out in subsection (d) above, no minimum spread with respect to the Notes as set out in subsection 1.13.6 below is attained, the allocation will be effected at the Uniform Interest Rate determined pursuant to subsection (b) above, as follows:

(1)	Orders stating an interest rate exceeding the Uniform Interest Rate – will not be accepted;

(2)
Orders (submitted either by the public or by Classified Investors) stating the Uniform Interest Rate or a lower rate will be accepted proportionately, so that for each Order (including Orders of Classified Investors), such part will be allocated out of the offered Units as is equal to the ratio between the number of Units comprising the Order, and the total number of Units comprising all Orders (including Orders of

                                    Classified Investors), stating the Uniform Interest Rate and/or a lower rate.

(f)
If also following the allocation of Units as set out in subsection (e) above, no minimum spread requirements are attained with respect to the Notes as set out in subsection 1.13.6 below, the allocation will be re-effected for the purpose of determining a new Uniform Interest Rate which will not exceed the Maximum Interest Rate, and will be the lowest interest rate at which the offered securities may be allocated in an allocation where the minimum spread requirements as set out in section 1.13.6 below are attained, provided that the  number of Units allocated to the Subscriber does not exceed that ordered by him and that the interest rate is not lower than that stated in his Order (hereinafter:   the “New Uniform Interest Rate”). The allocation at the New Uniform Interest Rate will be effected as set out in subsection (e) above, while the “New Uniform Interest Rate” will serve as the “Uniform Interest Rate”.

(g)
If also following an allocation as set out in subsection (f) above, no minimum spread requirements are attained as set out in subsection 1.13.6 below with respect to either of the series offered under this Prospectus and the Complementary Notice, then the issue of such Series under this Prospectus will be cancelled, the Notes of that Series will not be allocated and no funds will be collected from Subscribers in respect of that Series.

(h)
If also following an allocation as set out in subsection (f) above no minimum spread requirements are attained as set out in subsection 1.13.6 below with respect to both Series of the Notes offered under this Prospectus and the Complementary Notice, then the issue under this Prospectus will be cancelled, the Series E Notes and the Series F Notes will not be allocated and no funds will be collected from Subscribers.

(i)
If following an allocation as set out in this subsection 1.13.5.3 above, fractions of Units are created, they will be rounded, as determined by the Issue Coordinator. Surpluses of Units remaining in consequence of such rounding, will be purchased by the Issue Coordinator, at the Uniform Interest Rate to be determined.

1.13.6	Minimum Spread And Minimum Value Of Public Holdings

Pursuant to the guidelines of the Stock Exchange, the following provisions as to “minimum spread” and minimum value of public holding shall apply with respect to each of the Series E Notes and the Series F Notes offered to the public under this Prospectus and the Complementary Notice, separately:

1.13.6.1
Minimum spread will be attained upon fulfillment of the following conditions: The minimum number of holders of the Notes offered of each series as aforesaid, separately, following the public issue, is at least 35 and the minimum holding value per holder is NIS 200,000.

“Holder” is defined under the Stock Exchange guidelines as one holder, the value of whose holdings exceeds the minimum holding value per holder as aforesaid, or a person holding jointly with others whose holding value exceeds the minimum holding value per holder as aforesaid.

1.13.6.2	The value of the public holdings of the Notes offered of each series as aforesaid, separately, following the listing for trading on the Stock Exchange shall not be less than NIS 36 M.

1.13.6.3
If the Stock Exchange requirements as to minimum spread or value of public holding of the Series E Notes or the Series F Notes offered under this Prospectus and the Complementary Notice are not satisfied, then the issue of the Units of that Series will be cancelled, as the case may be, or the issue of both Series will be cancelled where any of the listing requirements is not satisfied with respect to both of them, no funds will be collected from Subscribers and the Notes of the relevant Series will not be listed for trading on the Stock Exchange.

1.13.6.4
In the event that the Company cancels the issue of one or both of the Series offered to the public as set out in subsection 1.13.6.3 above, the Company will give a prompt notice thereof by means of an immediate report, and will publish, within three business days, a respective notice in two leading daily newspapers in Israel in the Hebrew language.

1.13.7
On the first trading day following the tender (hereinafter: (the “Clearing Date”), by 12:30:00 PM, the Issue Coordinator will give the Subscribers, via the Authorized Agents who submitted their Orders, a notice of the extent of granting their Order.  The notice will state the interest rate per Unit determined in each of the Tenders, the number of Units to be allocated to each Subscriber and the consideration therefor.  Upon receipt of the notice and on the same date, by 14:00 PM, the Subscribers will transfer to the Issue Coordinator, via the Authorized Agents, the full consideration payable by them for Units respecting which the Order has been granted, to the Special Account, as set out in subsection 1.13.9 below.

1.13.8
On the first business day after the Tender Date, the Company will notify the results of the Tender by means of an immediate report and within three additional business days will publish a notice on the results of the Tender in two leading daily newspapers circulated in Israel in the Hebrew language.

1.13.9	Special Account

1.13.9.1
Close to the Tender Date, the Issue Coordinator will open a special interest bearing trust account for each of the Series offered to the public under this Prospectus and the Complementary Notice, in the name of the Company (hereinafter: the “Special Account”) and will furnish the details of the Special Account to the Authorized Agents.

The Special Account will be managed exclusively by the Issue Coordinator in the Company’s name and on its behalf, pursuant to the provisions of Section 28 of the Securities Law.

Funds accrued in the Special Account will be invested by the Issue Coordinator in liquid, unlinked interest bearing deposits, on a daily basis.

1.13.9.2
If it turns out at the end of the Tender, that all offered Units have been purchased and that the requirements as to minimum spread and minimum value of public holding with respect to each of the offered Series of Notes set out in subsection 1.13.6 above are fully satisfied, the Issue Coordinator will remit to the Company, within one business day from receipt of the funds paid for the offered securities, all funds received in the Special Account, together with accruals thereon, against the issuance of certificates of the Series E Notes and the Series F Notes comprising the Units.

1.13.10	Note Certificates

On the date of fulfillment of the conditions for transfer of the issue consideration funds deposited in the Special Account as set out in subsection 1.13.9.2 above and against such fund transfer, the Company will allocate to the Subscribers, via the Nominee Co. of Israel Discount Bank Ltd. (hereinafter:  the “Nominee Company”) Series E Note certificates and Series F Note certificates for the Units respecting which the purchase Order has been granted and the consideration for which has been paid in full.

The note certificates may be transferred, divided or waived in favor of others, subject to the completion of deeds of transfer, division or waiver and the delivery thereof, together with the note certificates to the Company, and subject to payment on the part of the Subscriber of all related expenses, taxes and surcharges.

1.13.11	Complementary Notice

Following the publication of this Prospectus, the Company will publish a Complementary Notice, within the framework of which the details missing from this Prospectus will be supplemented and/or the updatable details in this Prospectus will be updated, in accordance with the Complementary Notice Regulations, including the following details:

A.	Designation the Tender Date and the Period for Submission of Orders.

B.
Specification of the Prior Undertakings made, including the names of the Classified Investors as defined in the Securities (Manner of Offering Securities to the Public) Regulations, 2007 (hereinafter: the “Manner of Offering Securities to the PublicRegulations”), the quantity and the interest rate undertaken by the Classified Investors.

C.
Designating the number of the Notes offered to the public of each Series and the Maximum Interest Rate relevant to each Series. The Company may advise, in the Complementary Notice, of a change in the total number of both Series of the Notes offered under this Prospectus (namely, NIS 440,000,000 par value) provided that this quantity will not be changed by more than 20%, and that the product of the quantity multiplied by the average range will not be changed by more than 30% of such product, which is derived from the quantity and the interest range set out in this Prospectus.

D.	Attaching the Stock Exchange’s approval for the listing for trading of the Notes offered to the public under this Prospectus.

E.	Specification of the commissions to be paid by the Company for prior undertakings, coordination and distribution.

The Complementary Notice will be submitted to the Securities Authority via the Magna and will be circulated in such manner and at such places as this Prospectus was published. Upon the publication thereof, the Complementary Notice will become an integral part of this Prospectus.

1.14	Description of the Series E and Series F Notes

1.14.1	General

The Series E Notes and the Series F Notes are offered to the public pursuant to the resolutions of the Company’s board of directors adopted on September 9 and 10, 2007, in accordance with two separate trust deeds between the Company and each of the Union Bank Trust Company Ltd. – with respect to the Series E Notes and Reznik Paz Nevo Trustees Ltd. – with respect to the Series F Notes (hereinafter, in this subsection 1.14: the “Trustees”) dated September 9, 2007 (hereinafter: the “Trust Deeds”).

In the absence of an express reference in this subsection 1.14 to one of the Series of the Notes offered under this Prospectus, the contents of this subsection 1.14 shall apply separately to each of the Series Notes offered.

Below is a breakdown of the principal terms of the Notes:

1.14.2	The Principal

The Series E Notes

Subject to the other terms of the Notes, the Company will settle the original principal of the Series E Notes in 10 equal annual installments, on July 1 of each of the years 2012 to 2021, inclusive (the first installment to be effected on July 1, 2012 and the last installment to be effected on July 1, 2021). Each such installment on account of the principal will be linked to the Consumer Price Index in accordance with the linkage terms as set out in subsection 1.14.4 below.

The Series F Notes

Subject to the other terms of the Notes, the Company will settle the original principal of the Series F Notes in 6 equal annual installments, on October 1 of each of the years 2010 to 2015, inclusive (the first installment to be effected on October 1, 2010 and the last installment to be effected on October 1, 2015). Each such installment on account of the principal will be linked to the Consumer Price Index in accordance with the linkage terms as set out in subsection 1.14.4 below.

1.14.3	Interest

The Series E Notes

The unsettled balance of the principal of the Series E Notes will bear annual interest at the Uniform Interest Rate or at the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 above), as shall be determined in the Tender (hereinafter: the “Interest Rate”). The interest will be linked to the Consumer Price Index in accordance with the linkage terms as set out in subsection 1.14.4 below.

The interest will be paid on December 31 and July 1 from 2007 to 2021 for the six months ending on the date of each such installment (hereinafter: the “Interest Period”) (that is to say: with respect to the installment on December 31 – the period beginning on July 2 (inclusive) and ending on December 31 (inclusive) and with respect to the installment on July 1 – the period beginning on January 1 and ending on July 1 (inclusive) of each year) on the unsettled balance from time to time of the principal amount at such Interest Period, subject to the other terms of the Notes, other than with respect to the first Interest Period, as stated below.

The first installment of the interest shall be effected on December 31, 2007 for the period beginning on the Clearing Date of the Notes and ending on December 31, 2007 (inclusive), while the Interest Rate for the first Interest Period will be computed at 365 days per annum and the Company will advise the first Interest Rate, by means of an immediate report, immediately after the Tender.

The last interest installment will be effected on July 1, 2021, together with the last payment on account of the principal, against the return of the Notes Certificates to the Company. It is hereby clarified that Income Tax to be withheld will be deducted at source from the interest installments.

The Series F Notes

The unsettled balance of the principal of the Series E Notes will bear annual interest at the Uniform Interest Rate or at the New Uniform Interest Rate (as such terms are defined in subsection 1.13.5.3 above), as shall be determined in the Tender (hereinafter: the “Interest Rate”). The interest will be linked to the Consumer Price Index in accordance with the linkage terms as set out in subsection 1.14.4 below.

The interest will be paid on April 1 and October 1 from 2007 to 2015 for the six months ending on the date of each such installment (hereinafter: the “Interest Period”) (that is to say: with respect to the installment on April 1 – the period beginning on October 2 (inclusive) and ending on April 1 (inclusive) and with respect to the installment on October 1 – the period beginning on April 2 and ending on October 1 (inclusive) of each year) on the unsettled balance from time to time of the principal amount at such Interest Period, subject to the other terms of the Notes, other than with respect to the first Interest Period, as stated below.

The first installment of the interest shall be effected on April 1, 2008 for the period beginning on the Clearing Date of the Notes and ending on April 1, 2008 (inclusive), while the Interest Rate for the first Interest Period will be computed at 365 days per annum and the Company will advise the first Interest Rate, by means of an immediate report, immediately after the Tender.

The last interest payment will be effected on October 1, 2015, together with the last payment on account of the principal, against the return of the Note Certificates to the Company. It is hereby clarified that Income Tax to be withheld will be deducted at source from the interest installments.

1.14.4	Linkage Terms Of The Principal And Interest

The balance of the unsettled principal and the interest thereon, as set out above, will be linked to the Consumer Price Index, as follows:

“Consumer Price Index” or “Index” - The price index known as the Consumer Price Index including fruit and vegetables and which is published by the Central Bureau of Statistics, including such index even if published by any other official entity or institution, as well as any other official index superseding the same, whether or not it is based on the same data on which the existing index is based. If another index supersedes it, published by such body or institution, where such body or institution has not prescribed the ratio between it and the index that has been superseded, such ratio shall be prescribed by the Central Bureau of Statistics. In the event of such ratio not being prescribed as aforesaid, then the Trustee, in consultation with such economic experts as it shall select, shall fix the ratio between the other index and the superseded index.

The “Known Index” at any given time – the Index last published before such date.

“Base Index” – the index for August 2007, as published on September 16, 2007.

Should it turn out on the settlement date of any installment on account of the principal and/or interest of the Notes that the payment Index on that date exceeds the Base Index, the Company will effect such installment of principal or interest, being increased pro rata to the rate of increase of such payment Index vis-à-vis the

                   Base Index; however, should it turn out that such payment Index is identical to or lower than the Base Index, then the payment Index will be the Base Index.

1.14.5	Principal And Interest Payments Of The Notes

Each payment on account of the principal of the Series E Notes will be paid to the person appearing in the Register as the Series E Noteholder at the end of the 19th of June immediately prior to the settlement date of such installment.

Each payment on account of the principal of the Series F Notes will be paid to the person appearing in the Register as the Series F Noteholder at the end of the 19th of September immediately prior to the settlement date of such installment.

Any installment on account of the interest of the Series E Notes shall be paid to the person appearing in the Register as the Series E Noteholder at the end of the 19th of December or at the end of the 19th of June, immediately prior to the due date of such payment, with the exception of the last installment which shall be made against the delivery of the Series E Note Certificates to the Company, at the Company's registered offices and/or at any other place in respect of which the Company shall give notice, not later than five Business Days prior to the date designated for the settlement of the last installment.

Any installment on account of the interest of the Series F Notes shall be paid to the person appearing in the Register as the Series F Noteholder at the end of the 20th of March or at the end of the 19th of September, immediately prior to the due date of such payment, with the exception of the last installment which shall be made against the delivery of the Series F Note Certificates to the Company, at the Company's registered offices and/or at any other place in respect of which the Company shall give notice, not later than five Business Days prior to the date designated for the settlement of the last installment.

Each payment due from the Company in respect of the Notes shall be effected subject to a deduction of tax at source, insofar as the Company is required by law to make such deduction.  Payments on account of the Principal and Interest shall be effected subject to the linkage terms as set out in subsection 1.14.4 above.

Wherever the date of making a payment on account of the Principal and/or the interest shall fall on a day which is not a Business Day, the payment date of said payment shall be deferred to the first Business Day thereafter, and no interest shall be borne in respect of the deferment of said payment. Each payment due from the Company in respect of the Notes shall be subject to a deduction of tax at source, insofar as the Company is required by law to make such deduction.

The payment to the entitled Noteholder shall be made by check or by bank transfer in favor of the bank account whose details shall be submitted in writing to the Company beforehand by the entitled Noteholder, in accordance with that stated below. Should the Company be unable, for any reason which is beyond the Company's control, to pay any amount to the Noteholder entitled thereto, it shall deposit this amount with the Trustee as stated in subsection 1.14.6 below.

If the Noteholder entitled to payment did not submit beforehand to the Company, the details of the bank account for the crediting thereof by bank transfer, as stated, the Company shall send a check by registered mail to his last address registered in the Register. The sending of the check to the entitled Noteholder by registered mail, as stated, shall be deemed for all intents and purposes to be payment of the amount specified therein on the date of the dispatch thereof by mail, provided that it was cashed upon due presentation thereof for collection.

A Noteholder wishing to provide notice of the bank account details for the crediting thereof with the payments under the Notes, as stated, or who wishes to change said bank account details or his instructions with regard to the manner of payment, may do so by providing a written notice, which shall be sent to the Company by registered mail; however, the Company shall comply with the instruction only if it reached its registered offices at least ten days prior to the date designated for the remittance of any payment under the Note.  Should the notice be received by the Company in delay, the Company shall act pursuant thereto solely with regard to those payments whose due date shall fall after the due date close to the date of receipt of the notice.

1.14.6	Failure To Pay For A Reason Beyond The Company’s Control

Any sum payable to a Noteholder which is not actually paid on the date designated for payment for any reason beyond the Company’s control, while the Company was willing to pay same, shall cease to bear interest and linkage differentials as of the date designated for payment thereof, while the Noteholder shall be entitled only to such payments as he would have been entitled to on the date designated for payment of such installment on account of the principal, interest and linkage differentials.

The Company shall deposit with the Trustee the sum of the installment not paid in a timely fashion, as set out above, not later than fifteen (15) business days as of the date designated for such installment, and shall give notice of such deposit, and such deposit shall be deemed as settlement of such installment, and, in the event of settlement of everything owing for the Note, also as redemption of the Note.

The Trustee will invest, in trust accounts in its name and to its order, all funds which are transferred to the Trustee as aforesaid, in accounts of one of the six (6) leading banks in Israel, in its name or for its benefit, in such investments as the laws of the State of Israel allow mutual funds to invest, as it finds fit, all subject to the terms of the Trust Deed, provided that any investment in securities shall be in such securities as have been rated by a rating company approved by the Commissioner of the Capital Market with such rating as is identical to that of the Notes on the date of the execution of the Trust Deed. In the event that the Trustee acts as aforesaid, it shall only owe to the Subscribers in respect of such amounts the consideration received from the realization of the investments less the expenses related to the said investment and to the management of the trust accounts, as well as the charges and less the obligatory payments applicable to the trust account. From such funds the Trustee shall transfer to the Noteholders the sums to which they are entitled, as soon as practicable after proof and confirmations are presented to the Trustee of their entitlement to such amounts to the Trustee’s full satisfaction, and less its expenses. The Trustee’s fee shall be at such rate as is then acceptable to it.

The Trustee shall hold such funds and shall invest them in the said manner, up to the end of one year from the final settlement date of the Notes. After such date the Trustee shall transfer to the Company such amounts as are set out above, including profits arising from their investment less its expenses, to the extent remaining in its possession on such date. The Company shall hold such amounts in trust for such Noteholders as are entitled to such sums, and in respect of the sums transferred to it by the Trustee as aforesaid the provisions set out above shall apply to it, mutatis mutandis.

The Company shall confirm to the Trustee in writing the holding of the amounts and the receipt thereof on behalf of the Noteholders, and shall indemnify the Trustee for any claim and/or expense and/or damage of any type whatsoever incurred by it in the wake of and due to the transfer of the funds as aforesaid, unless the Trustee has acted negligently.

The Company shall hold such funds in trust on behalf of the Noteholders entitled thereto for six (6) additional years from the date of the transfer thereof by the Trustee. Funds not demanded from the Company by a Noteholder up to the lapse of seven (7) years from the date of the final settlement date of the Notes, shall be transferred to the Company, and the Company shall be entitled to use the remaining funds for any purpose whatsoever. The foregoing shall not derogate from the Company’s obligation to the Noteholders to settle to them the funds to which they are entitled as aforesaid under any law.

1.14.7	Noteholders’ Register

The Company shall keep and maintain at its registered office a Noteholders’ Register, in which the names of the Noteholders shall be recorded, as well as their addresses, and the number and par value of the Notes registered in their name. Furthermore, any transfer of ownership in the Notes shall be recorded in the Notes. The Trustee and any Noteholder may, at any reasonable time, peruse such Register. The Company may close the Register from time to time for such period or periods as shall not exceed 30 days per annum, cumulatively.

The Company shall not be obligated to record in the Register any notice as to express, implied or estimated trust, or pledge or lien of any nature whatsoever or any equitable right, claim or offset or any other right whatsoever, with respect to the Notes. The Company shall only recognize the ownership of the person in whose name the Notes were registered provided that his legal heirs, administrators of estate or executors of the will of the registered owner and any person entitled to the Notes in the wake of the bankruptcy of any registered owner (and, in the case of a corporation – in the wake of the dissolution thereof) may be registered as their owner, after presenting proof which at the Company’s discretion is sufficient to prove his right to be registered as the owner thereof.

1.14.8	Transfer of Notes

The Notes are transferable with regard to any par value amount, provided that it shall be in whole New Israel Shekels.  Any transfer of the Notes shall be made pursuant to a deed of transfer drawn up as per the standard draft for a share transfer, duly signed by the registered holder or his legal representatives, and also by the transferee or his legal representatives, which shall be submitted to the Company at its registered offices, together with the Certificates of the Notes being transferred pursuant thereto, and any other proof that shall be required by the Company for the purpose of proving the transferor's right to transfer same.

The transfer of Notes shall be made by the signing of a share transfer deed on the part of the transferor and the transferee, as per such draft that is acceptable to the Company, together with a witness to the signature of each one of them.  The Note transfer deed shall be submitted to the Company during normal working hours.

In the event of the transfer of only part of the unpaid specified principal amount of the Notes on the Certificate, the Certificate shall first be split pursuant to the provisions of subsection 1.14.9 below into the number of Note Certificates required as a consequence thereof, in such a manner as the total of all the principal amounts specified therein shall be equal to the specified principal amount of said Note Certificate.

After fulfillment of all these terms, the transfer shall be recorded in the Register.

All of the expenses and commissions entailed in the transfer shall apply to the entity requesting the transfer.

1.14.9	Split Of Notes

Any Note Certificate may be split into a number of Note Certificates, where the total of all the principal amounts specified therein shall be equal to the specified principal amount of the Certificate whose split was requested.

The split of a Note Certificate as stated shall be done upon a requisition for the split, signed by the Noteholder in the Certificate or his legal representatives, which shall be submitted to the Company at its registered offices, together with the Note Certificate whose split was requested.

The splitting shall be effected within 30 days from the end of the month in which the certificate was delivered to the Company’s registered office. The new Note Certificates to be issued in the wake of the splitting shall each be for a par value amount in whole New Shekels.

All expenses relating to the splitting, including Stamp Duty and other levies, if any, shall apply to the holder seeking the splitting.

1.14.10	Early Redemption At The Initiative Of The Stock Exchange

Should it be decided by the Stock Exchange to delist the Notes in circulation, because the value of the public's holdings of the Notes is less than the amount set forth in the guidelines of the Stock Exchange regarding the delisting of notes, the Company shall set the redemption date on which the Noteholder shall be entitled to redeem the Notes, and the Company shall act for this purpose as follows:

1.14.10.1
Within 45 days from the date of the decision of the Stock Exchange regarding such delisting, the Company shall give a notice of an early redemption date on which the Noteholder shall be entitled to redeem the Notes. The Company shall pay to the Noteholder the principal, together with linkage differentials and interest pursuant to the terms of the Note, which had accrued by the date of the actual redemption. The notice of the early redemption date shall be published in two daily newspapers which are widely circulated in Israel in Hebrew and shall be sent in writing, by registered mail, to all of the Noteholders at that time.

1.14.10.2
The early redemption date shall fall due not prior to 17 days from the date of the publication of the notice and not later than 45 days from said date; however, not in the period between the effective date for payment of interest and the date of the actual payment thereof.

1.14.10.3
On the early redemption date, the Company shall redeem the Notes whose holders had requested redemption thereof, according to the par value thereof together with the linkage differentials and interest accrued on the principal up to the actual redemption date (the calculation of the interest for part of a year shall be made on the basis of 365 days per year).

1.14.10.4
The determination of the early redemption date as stated above shall not have an adverse effect on the redemption rights set forth in the Notes for any of the Noteholders who shall not redeem them on the early redemption date as stated above; however, the Notes shall be delisted from trading, and they shall be subject, inter alia, to the tax implications arising therefrom.

1.14.10.5
Early redemption of the Notes as stated above shall not confer on any of the Noteholders who shall redeem the Notes as stated the right to payment of interest in respect of the period after the actual redemption date.

1.14.11	Purchase Of Notes By The Company Or By A Subsidiary of the Company

The Company reserves the right to acquire Notes of the Series Notes at any time at any price it finds fit, without prejudice to the duty to settle the Notes held by others apart from the Company.

The Notes to be purchased by the Company shall be cancelled and delisted from trading on the Stock Exchange, and the Company shall not be entitled to re-issue them.

The Company’s subsidiary may acquire and/or sell Notes of the Series Notes from time to time either on the Stock Exchange or off-market, including by means of an issue by the Company. The Notes to be held as aforesaid by a subsidiary will be deemed as an asset of the subsidiary, they will not be delisted from trading on the Stock Exchange, and will be transferable similar to other Notes. The votes to which such subsidiaries will be entitled by virtue of its holdings in the Notes will not be counted for the purpose of determining the existence of a quorum at general meetings of Noteholders, and the Notes held by the subsidiary will not confer on it voting rights at such general meetings, so long as the Notes are held by such subsidiary.

Nothing in the foregoing in this section 1.14.11, per se, shall bind the Company and/or the Company’s subsidiary and/or the Noteholders, to acquire Notes or sell the Notes in their possession.

1.14.12	Grade of the Notes

The Notes shall be equal, pari passu, inter se, without any preference or priority of one over the other.

1.14.13	Replacement of Note Certificates

Should a Note Certificate be defaced, lost or destroyed, the Company shall be entitled to issue in place thereof a new Note Certificate, upon the same terms with regard to proof, indemnity and cover of the expenses that were caused to the Company for the purpose of clarifying the right of ownership of the Notes, as the Company shall deem fit, provided that in the event of defacement, the defaced Note Certificate shall be returned to the Company prior to the issuance of the new certificate.  Stamp tax and other levies, as well as other expenses entailed in the issuance of the new certificate shall apply to the entity requesting said certificate.

1.14.14	Increase in a Series

The Company may issue at any time and from time to time, without the approval of either the Noteholders or the Trustee, including to the Company’s subsidiary, pursuant to the provisions of any law, additional Notes with identical terms to those of the Notes, at such price and in such manner as the Company shall find fit (for details regarding an increase in a series for which a discount rate will be computed, if any, and the tax implications in respect thereof, see subsection 1.18 below). Subject to the foregoing, the provisions of the Trust Deed will also apply to all additional Notes of each series to be issued by the Company and they shall be deemed, as of the date of issuance thereof, as the Notes that were first issued. Notwithstanding the provisions of the Trust Deed, an additional issue of Notes of each series as aforesaid exceeding the sum of NIS 530 M (while this sum will also be computed taking account of the amount of the other series of the Notes offered under this Prospectus that the Company has issued up to such date), shall be effected provided that an additional issue of the Notes of the same series as aforesaid will not adversely affect the rating of the Notes of the same series first issued under the Trust Deed, as then in effect.  The Company shall obtain the Stock Exchange’s approval for such increase and shall publish an immediate report of any increase of such series.

1.14.15	Issue Of Additional Securities

The Company reserves the right to issue, at any time, without approval of the Trustee and/or the Noteholders, other Notes or Series Notes or other securities of any nature or type whatsoever, at such terms as the Company shall find fit, whether preferable, equal or inferior to the terms of the Notes.

1.14.16	Notices

A notice on behalf of the Company and/or the Trustee to the Noteholders will be given by means of the publication of an immediate report, and any report published as aforesaid will be deemed to have been delivered to the Noteholders on the date of the publication thereof.

At the Trustee’s request, so long as the Company is a company which reports via the Magna, the Company will publish on behalf of the Trustee, such reports as the Trustee seeks to deliver to the Noteholders.

Any notice on behalf of the Company and/or the Trustee to the Noteholders will be given, in addition to the foregoing, also via a notice to be published in two widely circulated daily newspapers in Israel in the Hebrew language, on any of the following issues:

(a)   Convening of a general meeting of the Noteholders;

(b)	Any arrangement or compromise pursuant to section 350(b) of the Companies Law, 1999;

(c)                Merger;

(d)                Any other issue at the Trustee’s request.

Each Noteholder will be deemed to have received the notice on the date of the publication thereof.

Copies of notices and invitations to be given by the Company to the Noteholders shall also be sent by it to the Trustee. It shall be clarified that such notices and invitations do not include ongoing accounts by the Company to the public.

Copies of notices and invitations to be given by the Trustee to the Noteholders shall also be sent by it to the Company.

Any notice or demand on behalf of the Trustee to the Company or on behalf of the Company to the Trustee may be given by means of a letter to be forwarded by registered mail to the address set out in the Trust Deed, or to any other address of which one party gives written notice to the other, a reasonable time beforehand, and any such notice or demand shall be deemed to have been received by its addressee within three business days from the date of dispatch thereof at the post office.

1.14.17	General Provisions

Payments on account of the Principal and the Interest are payable and transferable without taking into consideration any equity rights or any offsetting rights or any right of counterclaim that exists or shall exist between the Company and a former holder, including the original holder of the Notes.

Any holder becoming entitled to the Notes as a consequence of bankruptcy or as a consequence of dissolution proceedings of a Noteholder shall be entitled, as soon as he shall provide such proof as the Company shall demand of him from time to time, to be registered in the Register as the holder of the Notes or, subject to the terms set forth above in such Certificate, to transfer same.

The Noteholders shall be entitled to exercise their rights pursuant to the Notes and the Trust Deed through the Trustee or pursuant to a resolution of the General Meeting of the Noteholders, in such ways as are set forth in the Note and in the Trust Deed.  Notwithstanding the foregoing, should the Trustee fail to act in accordance with the provisions of the Trust Deed and the Note, the Noteholders shall be entitled to exercise their rights pursuant to a resolution of the General Meeting.

1.14.18	Receipts As Proof

Without derogating from any other of these terms, a receipt signed by a holder of the Notes shall constitute proof of the full settlement of any payment specified in the receipt, which was made by the Company or by the Trustee, as the case may be, in respect of the Notes.

1.15	Trust Deeds

On September 10, 2007 the Company entered into a Trust Deed with Union Bank Trust Company Ltd. with respect to the Series E Notes offered under this Prospectus and the Complementary Notice.

The Trustee’s address is 6-8 Achuzat Bayit St., Tel Aviv, Tel.:  03-5191230; Fax: 03-5191208, electronic mail: yakovil@ubi.co.il; contact person: Advocate Yaacov Ilovitch.

On September 10, 2007 the Company entered into a Trust Deed with Reznik Paz Nevo Ltd. with respect to the Series F Notes offered under this Prospectus and the Complementary Notice.

The Trustee’s address is 14, Yad Haruzim St., Tel Aviv, Tel.:  03-6393311; Fax: 03-6393316, electronic mail: yossi@rpn.co.il; contact person: CPA Yossi Reznik, CEO.

Each of the Trustees is a company registered in Israel, which is engaged in trusts and is in compliance with the requirements and eligibility terms provided under the Securities Law and its regulations, to serve as a trustee under the Trust Deed.

The complete text of the Trust Deeds, including the appendixes thereto, are available at the Company’s registered offices and they may be perused on any business day during ordinary working hours, subject to prior coordination.

Unless otherwise expressly stated, the provisions of this subsection 1.15 will apply separately with respect to each of the Series of Notes offered under this Prospectus and the Complementary Notice. The reference in subsection 1.15 to the “Trust Deed” and the “Trustee” will be in respect of each of the Trust Deeds and the Trustees.

Below is a breakdown of the principal provisions laid down in the Trust Deed with respect to the Notes:

1.15.1	Pari Passu

The Notes shall be equal, pari passu, inter se, without any preference or priority of one over the other.

1.15.2	Securities

The Notes are not secured by means of any lien.

The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the Noteholders.

1.15.3	Immediate settlement

1.15.3.1	Subject to the provisions of section 1.15.3.2 below, the Trustee may declare all or any part of the unsettled balance of the Notes immediately due and payable, and shall be compelled to do so if so required by a special resolution adopted by the general meeting of the Noteholders, all upon the occurrence of one or more of the following:

(a)	Should the Company fail to settle any sum payable by it under the Notes up to the end of seven (7) days from the due date thereof.

(b)
If a temporary liquidator has been appointed by a court or if a court has entered a temporary liquidation order for the Company and such appointment or order is not cancelled up to the end of 45 days from its commencement date, or if the Company adopts a valid resolution of the winding up thereof (other than winding up for the purpose of a merger with another company and/or a change in the Company’s structure, provided that the Trustee is satisfied that the Noteholders’ rights are secured), or where a permanent liquidator has been appointed for the Company or if a final winding up order has been entered against it.

(c)
Upon the occurrence of any of the following, where the Trustee or a special resolution adopted at a general meeting of the Noteholders determines that same poses a risk to the rights of the Noteholders:

(1)	Holders of liens on the Company’s property realize their liens on all or a substantial part of the Company’s assets, at the Trustee’s discretion.

(2)	An attachment is imposed on substantial assets of the Company, at the Trustee’s discretion, and such attachment is not removed up to the end of forty five (45) days from the date of the imposition thereof.

(3)
An act of execution is instituted against substantial assets of the Company, at the Trustee’s discretion, and such act is not cancelled up to the end of forty five (45) days from the date of the institution thereof.

(4)
A receiver is appointed to all and/or a substantial part of the Company’s assets, at the Trustee’s discretion, and such appointment is not cancelled up to the end of forty five (45) days from the commencement thereof.

(5)
The Company discontinues its installments and/or gives a notice of its intention to discontinue its installments and/or there is a material concern that it is liable to discontinue its installments and/or terminate its business and/or intends to terminate its business and/or where it is reasonable that it would terminate its business.

(6)
A motion for a stay of proceedings against the Company under Section 350 of the Companies Law, 1999 is submitted to the court by a third party that is not the Company, and such motion is not cancelled within forty five (45) days from the commencement date thereof.

(7)	Should the Company violate or fail to comply with any material condition or obligations incorporated in the Notes and/or in the Trust Deed, and the Trustee will deem same as prejudicial to the rights of the Noteholders, and the Company has not fulfilled such condition within seven (7) days from the Date the Trustee has given it a written warning to that effect.

1.15.3.2	Notwithstanding the contents of subsection 1.15.3.1 above, the Trustee shall not declare the Notes immediately due and payable, unless the following conditions are satisfied:

(a)
The Trustee has given a prior written warning to the Company of his intention to act as aforesaid, and the Company failed to comply with the contents of such warning up to the end of fifteen (15) days from the date of receipt thereof. In the said warning the Company is required to cause the cancellation and/or termination of the occurrence, as set out in subsection 1.15.3.1 above, in connection with which the said warning was given. It shall be clarified that the warning period is counted upon the lapse of the periods set out in subsection 1.15.3.1 (c) above.

(b)	The Trustee, at its reasonable discretion, believes that any delay in declaring the Company’s debt payable puts the rights of the Noteholders at risk.

(c)	Notwithstanding the contents of subsections 1.15.3.1 and 1.15.3.2 (a) above, should the Trustee find that a delay in declaring the

Notes immediately due and payable, as set out in subsections 1.15.3.1 and 1.15.3.2 (a) above, will significantly risk the rights of the Noteholders, the Trustee may bring forward each of the periods set out in subsections 1.15.3.1 and 1.15.3.2 (a) above, as it finds necessary with a view to preventing the said risk to the rights of the Noteholders, provided it gives written notice thereof to the Company and no response is received from the Company to its satisfaction within two (2) business days from the date of such warning.

1.15.3.3
After the Notes are declared immediately due and payable as aforesaid, the Company shall perform from time to time and at any time it is required to do so by the Trustee, all the acts reasonably required to allow the exercise of all powers vested by the Trustee. Inter alia, it shall cause the performance of all acts reasonably required pursuant to the law to validate the Trustee’s powers.

1.15.4	Claims And Proceedings On The Part Of The Trustee

1.15.4.1
The Trustee may, at any time after the Notes are declared due and payable, at its discretion and without giving another notice, adopt all such proceedings, including legal proceedings, as it finds fit, subject to the provisions of any law, to protect the rights of the Noteholders and implement the provisions of the Trust Deed and it may convene a special meeting of the Noteholders to this end. The Trustee shall be compelled to do so at the demand of the meeting of the Noteholders adopted by a special resolution.

Nothing in the foregoing shall prejudice and/or derogate from the Trustee’s right to institute legal and/or other proceedings, either on its own initiative or at the demand of the meeting of the Noteholders adopted by a special resolution, even if the Notes have not been declared immediately due and payable, all with a view to protecting the Noteholders and subject to the provisions of any law.

1.15.4.2
The Trustee may, before resorting to such proceedings, convene a general meeting of the Noteholders, to determine in a special resolution the type of proceedings to be adopted to exercise their rights under the Trust Deed and the Notes. The Trustee may further reconvene general meetings of the Noteholders for the purpose of receiving orders in respect of the conducting of such proceedings.  In such cases, the Trustee shall act without delay and on the first practicable and reasonable date.

1.15.4.3
Subject to the provisions of the Trust Deed, the Trustee may, but shall not be obligated to, convene a general meeting of the Noteholders at any time, with a view to discussing and/or receiving its instructions on any matter pertaining to the Trust Deed, provided that the convening of the meeting shall be performed by the Trustee in such cases without any delay and on the first practicable and reasonable date.

1.15.4.4	The Trustee may, but shall not be obligated to, at its sole discretion, delay the performance of any act on its part under the Trust Deed, for the purpose of an application to the general meeting of the Noteholders and/or the court, until such time as it receives instructions from the general meeting of the Noteholders and/or instructions from the court on how to proceed. The application to the general meeting of the Noteholders and/or to the court will be effected in such cases without delay and on the first practicable and reasonable date.

1.15.4.5
Subject to the provisions of subsection 1.15.4.6 below, the Trustee shall be obligated to act as set out in subsection 1.15.4.1 above should it be so required by a special resolution adopted at the general meeting of the Noteholders, unless it finds that under the circumstances it is not just and/or reasonable to do so and it has applied to the pertinent court for respective instructions on the first reasonable date.

1.15.4.6
The Trustee shall be entitled to indemnification from the Noteholders and/or the Company for reasonable expenses incurred and/or to be incurred by it, as the case may be, with respect to acts performed and/or to be performed by it, by virtue of its duties under the terms of the Trust Deed and/or under law and/or pursuant to instructions of a competent authority and/or any law and/or in accordance with the requirement of any resolution adopted at a general meeting of the Noteholders and/or the Company. Notwithstanding the foregoing, it is hereby clarified and agreed that the Company shall not indemnify the Trustee for expenses incurred and/or to be incurred by it with respect to acts performed and/or to be performed at the demand of the Noteholders for any reason whatsoever and the Noteholders shall not indemnify the Trustee for expenses incurred and/or to be incurred by it with respect to acts performed and/or to be performed by it at the Company’s demand for any reason whatsoever. The right to indemnification set out in this subsection 1.15.4.6 shall apply upon the following conditions:

(a)	The expenses are reasonable.

(b)	The Trustee has acted in good faith, has not been negligent and such act was performed in its capacity as trustee.

(c)	The Trustee may not demand indemnification in advance for its expenses in connection with a pressing matter.

1.15.4.7
Subject to the provisions of subsection 1.15.4.6 above, the Trustee may refrain from adopting any measure as aforesaid in subsection 1.15.4.6 above, until such time as it receives, to its satisfaction, an indemnity letter from all or any of the Noteholders, as the case may be, as per the Trustee’s resolution, in connection with any liability for damages and/or expenses liable to be caused to the Trustee and the Company or to any of them, due to the performance of such act, other than in circumstances where a pressing act is required, and where refraining from the performance thereof up to the receipt of the indemnify letter as aforesaid, shall cause damage and/or loss to the Noteholders.

1.15.4.8
To remove any doubts, it is hereby clarified, that nothing in any of the aforesaid provisions shall prejudice and/or derogate from the Trustee’s right which is hereby vested in it, to apply at its exclusive discretion to legal instances even before the Notes are declared due and payable for the purpose of obtaining any order concerning the trust affairs.

1.15.5	Receipts Held In Trust

All receipts collected by the Trustee in consequence of declaring the Notes immediately due and payable, including receipts arising from proceedings instituted by it, if any, against the Company shall be held by the Trustee in trust and it shall use same for such purposes and according to such priorities as follows:

First, for settlement of all expenses, payments, levies and obligations incurred by the Trustee, imposed on it, or caused in the course or in consequence of acts in implementation of the trust or otherwise with respect to the terms of the Trust Deed, including its fee (but without derogating from the Company’s undertakings to pay the Trustee’s fee as set out in the Trust Deed). Second – to pay to the Noteholders the arrears interest due to them and subject to the linkage terms under the Notes pari passu and pro rata to the sums payable to each of them without preference or priority with respect to any of them, and without any preference as to the time priority of the issuance of the Notes by the Company or otherwise; third – to make to the Noteholders such payments on account of the principal as are owing to them under the Notes held by them pari passu and subject to the linkage terms under the Notes, all whether or not the due date has come for settlement of any installment on account of the principal as aforesaid, pro rata to the sums owing to them, without any preference as to the time priority of the issuance of the Notes by the Company or otherwise. The surplus, if any, shall be paid by the Trustee to the Company or its successors, as the case may be. Tax will be withheld from the payments to the Noteholders to the extent such should be deducted under any law.

1.15.6	Power to withhold distribution of funds

Notwithstanding the provisions of subsection 1.15.5 above, in the event that the monetary sum obtained in consequence of the institution of the proceedings as aforesaid, which at any time is available for distribution, as set out in such section, is less than ten percent of the unsettled principal balance of the Notes plus the interest thereon (subject to the linkage terms) (hereinafter: the “Minimum Sum”) the Trustee shall not be obligated to distribute same, and it may invest such sum, in whole or in part, in such investments as are permitted under the Trust Deed and substitute such investments from time to time by other permitted investments under the Trust Deed, all as it finds fit. Notwithstanding the foregoing, a special resolution at the meeting of the Noteholders may instruct the Trustee to distribute to the Noteholders any such amount even where the cumulative sum as aforesaid is less than the Minimum Sum.

Where such investments, including accruals thereon, together with other funds received by the Trustee for the purpose of the payment thereof to the Noteholders, total, if at all, such amount as is sufficient to pay at least ten (10) percent of the unsettled principal balance of the Notes (subject to the linkage terms), the Trustee shall pay same to the Noteholders as set out in subsection 1.15.5 above. In the event that within a reasonable period of time the Trustee does not have a sufficient sum to pay at least ten percent of the unsettled balance of the principal of such Notes, the Trustee may distribute the funds held by it to the Noteholders.

1.15.7	Settlements and/or changes in the terms of the Notes

Subject to the provisions of the Securities Law and the regulations enacted thereunder, the Trustee may from time to time and at any time, if it is satisfied that same does not amount, at its discretion, to a material injury to the rights of the Noteholders, waive any failure to fulfill any of the terms of the Notes or the Trust Deed on the part of the Company, provided that they do not refer to the terms of payment of the Notes, the grounds for the declaration as immediately due and payable and/or reports that the Company is to deliver to the Trustee pursuant to the provisions of the Trust Deed.

Subject to the provisions of the Law and the regulations enacted thereunder, and with the prior approval by a special resolution to be adopted at the general meeting of the Noteholders, at which the holders were present in person, or by proxy, of at least fifty percent (50%) of the par value of the unsettled balance of the principal of the Notes, or at an adjourned meeting, at which the holders were present in person or by proxy, of at least ten percent (10%) of such balance, the Trustee may, either before or after the principal of all the Notes becomes due, settle with the Company with respect to any right or claim of all or any of the Noteholders and reach any arrangement in respect of their rights with the Company, including waiver of any of its rights or claims and/or those of all or any of the Noteholders vis-à-vis the Company.

Subject to the provisions of the Law, the Company and the Trustee may, either before or after the principal of the Notes becomes due, revise the Trust Deed and/or the Notes, on the occurrence of one of the following:

1.15.7.1
The Trustee has been satisfied that the change does not materially adversely affect the rights of the Noteholders, other than revisions relating to the terms of payment of the Notes, the grounds for declaration as immediately due and payable and/or reports to be submitted by the Company to the Trustee pursuant to the provisions of the Trust Deed.

1.15.7.2
The proposed revision has been approved by a special resolution adopted at the general meeting of the Noteholders, at which the holders were present in person or by proxy of at least fifty percent (50%) of the par value of the unsettled balance of the principal of the Notes, or at an adjourned meeting, at which the holders were present in person or by their attorneys of at least ten percent (10%) of such balance.

In any event of exercise of the Trustee’s right under this section, the Trustee may demand from the Noteholders the delivery of the Notes certificates to it or to the Company, for the purpose of entering a note therein as to any compromise, waiver, revision or amendment as aforesaid, and at the Trustee’s demand, the Company shall enter such a note in the certificates delivered to it. In any event of the use of the Trustee’s right under this section, it shall give a written notice thereof to the Noteholders within a reasonable time. So long as the Company reports via the Magna, the Company shall report the use of such rights via the Magna in lieu of the Trustee.

1.15.8	General Meetings

1.15.8.1
The Trustee or the Company may invite the Noteholders to a Noteholders' meeting.  If the Company convenes such a meeting, it is required to immediately send notice, in writing, to the Trustee of the place, the date and the time at which the meeting will be held and of the matters to be raised for discussion thereat.

The Company shall be required to convene such a meeting, upon the written requisition of the Trustee or of the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed. The Trustee shall be required to convene such a meeting, upon the written requisition of the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed. In the event that the requisitioners of the meeting are the Noteholders, the Company and/or the Trustee, as the case may be, shall be entitled to demand from the requisitioners indemnification for the reasonable expenses entailed therein.

When holding a meeting of Noteholders, the Trustee shall examine the existence of a conflict of interests among the Noteholders under the circumstances. The Company and the Trustee shall act to convene class meetings of Noteholders pursuant to the provisions of any law, case law, the provisions of the Securities Law and the regulations and guidelines to be enacted thereunder.

1.15.8.2
In respect of each Noteholders' meeting, advance notice of at least 14 days shall be given to the Noteholders and to the Trustee, which shall specify the place, the date and the time of the meeting, and which shall also specify, in a general manner, the issues to be discussed at the meeting. Should the meeting be convened for the purpose of passing a special resolution, advance notice of at least 21 days shall be given, and the notice shall specify, in addition to that stated above, the proposed text of the special resolution. In the event of the convening of the meeting by the Trustee, such notice shall also be given to the Company.

The Trustee may shorten the period of time for the provision of advance notices, should the Trustee believe that the deferment of the convening of the meeting could have an adverse effect on the Noteholders' rights.

1.15.8.3
Any notice on behalf of the Company and/or the Trustee to the Noteholders in respect of the convening of a meeting of the Noteholders, shall be given through a notice to be published in two widely-circulated daily newspapers in the Hebrew language, and, at the Company’s discretion, also by means of forwarding the notice by registered mail, to the last address of the Noteholders recorded in the Register. In addition, an immediate report shall be published, and a report so published shall be deemed to have been delivered to the Noteholders on the date of publication thereof.

1.15.8.4
No resolution shall be disqualified which was duly passed at a meeting convened as stated above, if, in error, notice thereof was not given to the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed or if such notice was not received by said holders.

1.15.8.5
The chairman of the meeting shall be the person appointed by the Trustee. Should the Trustee fail to  appoint a chairman as stated, or should the person appointed by the Trustee as stated be absent from the meeting, the Noteholders who are present (or their proxies) shall elect a chairman from among their number. The Noteholders' meeting shall commence after it shall be proven that a quorum exists as required for the commencement of the discussion.

1.15.8.6	(a)
Subject to the quorum required for the dismissal of the Trustee pursuant to law, at the Noteholders' meetings, with the exception of that stated in section 6(e) below, a quorum shall be constituted by the presence of at least two Noteholders who are present, either in person or in proxy, and who hold or represent jointly at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed at that time.

(b)
If, within half an hour from the time designated for the commencement of such a meeting, there shall be no quorum as stated, the meeting shall be adjourned to the same day of the following week, in the same place and at the same time (without any additional notice being necessary) and should this day not be a Business Day – to the next subsequent Business Day (without any additional notice being necessary), or to such other date, place and time as the entity convening the meeting shall determine, provided that the convening entity shall provide notice of at least seven (7) days in advance of the holding of said adjourned meeting, in the same manner in which it gave the notice of the holding of the original meeting, and it shall note that should there be no quorum at the adjourned meeting, as stated above, the quorum shall be two Noteholders who are present, either in person or in proxy, without taking into consideration the par value of the Notes which they hold. Such notice may also be given in the notice pursuant to which the adjourned meeting was called.

(c)
Should there be no quorum at the meeting adjourned as stated above, two Noteholders who are present, either in person or in proxy, and who hold any amount of Notes whatsoever, shall constitute the quorum.

(d)
With the consent of the holders of the majority of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed, who are present at a meeting, either in person or in proxy, at which a quorum exists, the Chairman may, and at the request of the meeting, is obligated to, defer the continuation of the meeting from time to time and from place to place, as the meeting shall decide. Should the continuation of the meeting be deferred by ten days or more, notice shall be given of the continued meeting in the same manner that notice was given of the first meeting. With the exception of the foregoing, the Noteholders shall not be entitled to receive any notice of a continued meeting and/or of the matters to be discussed by the continued meeting. No matters shall be discussed at the continued meeting other than those matters which could have been discussed at the meeting at which the deferment was decided upon.

(e)
At a meeting convened in order to pass any of the resolutions set forth below and also resolutions defined in the Trust Deed, including the appendixes thereto, as special resolutions (hereinafter:  "Special Resolution"), a quorum shall be constituted by the presence at the meeting of the holders of at least fifty percent (50%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed or at an adjourned meeting, at which the holders shall be present, either in person or by proxy, of at least ten percent (10%) of said balance:

(1)
Any material amendment, modification or arrangement of the Noteholders' rights, whether these rights derive from the Notes, from the Trust Deed or otherwise, or any material compromise or waiver in connection with these rights;

(2)
Any amendment to the provisions of the Trust Deed which shall be published by the Company, and the authorization of the Trustee to sign any additional or new trust deed for the purpose of making said amendment;

(3)	The declaration of the Notes as immediately due and payable;

The provisions of this subsection (e) shall apply subject to the provisions of the Trust Deeds. It is hereby clarified that for the purpose of the presence of a quorum, the votes of Noteholders which are subsidiaries of the Company, related companies of the Company and/or controlling shareholders of the Company shall not be taken into account, and Noteholders which are subsidiaries of the Company, related companies of the Company and/or controlling shareholders of the Company as aforesaid shall not be entitled to vote at any General Meeting.

1.15.8.7(a)
Noteholders are entitled to participate in and vote at any General Meeting by proxy. In any vote of Noteholders, the vote shall be held by a poll, so that each Noteholder or his proxy shall be entitled to one vote in respect of each NIS 1.00 par value of the unpaid principal balance of the Notes by virtue of which he is entitled to vote.  In the event of joint holders, the only vote that shall be accepted is that of the holder who wishes to vote, either in person or by proxy, whose name appears first, out of the joint holders, in the Register.

(b)
The Noteholder or his proxy may vote in respect of part of his votes for a particular proposed resolution; and in respect of another part of his votes, he may vote against it; and in respect of another part of his votes, he may abstain; all as he shall deem fit.

(c)	The Trustee who shall take part in a meeting at the Company's invitation shall participate without a voting right.

1.15.8.8(a)
The majority required to pass an ordinary resolution of the General Meeting is a simple majority of the number of votes represented in the vote, voting for or against.  The majority required to pass a Special Resolution at a meeting as stated in subsection 1.15.7.6 (e) above is a majority of not less than 75% of the number of votes represented in said vote, voting for or against.

(b)	A resolution to amend the Trust Deed shall be passed by Special Resolution, subject to the provisions of the Law.

(c)	A declaration by the Chairman of the passing of a resolution or the rejection thereof, and entry to this effect in the minutes of the meeting, shall serve as conclusive evidence of this fact.

1.15.8.9(a)
The instrument appointing a proxy shall be in writing and shall be signed by the appointor or by his proxy, who has due authorization, in writing.  Should the appointor be a corporation, the appointment shall be made by authorization in writing, duly signed by the corporation together with the approval by an attorney of the validity of the signature. A proxy need not be a Noteholder himself.

(b)
The instrument of appointment and the power of attorney or any other certificate pursuant to which the instrument of appointment was signed, or an authenticated copy of such a power of attorney, shall be deposited at the Company's offices not less than 48 hours prior to the time of the meeting in respect of which the power of attorney was given, unless determined otherwise in the notice convening the meeting.

(c)
A vote conducted in accordance with the terms set forth in the instrument appointing a proxy shall be valid even if prior to the meeting, the appointor passed away or was declared to be incapacitated or the instrument of appointment was cancelled or the Note in respect of which the vote was given was transferred, unless notice, in writing, was received at the Company's registered offices prior to the time of the meeting, with regard to said death, declaration of incapacity, or cancellation or transfer, as the case may be.

(d)
Any corporation which is the holder of a Note may, pursuant to a duly signed authorization in writing, empower a person as it shall deem fit to act as its representative at any meeting of the Noteholders, and the person so empowered may act on behalf of the corporation which he represents.

1.15.8.10
The Chairman of the meeting shall attend to the drawing up of minutes of all the discussions and resolutions at any General Meeting of the Noteholders, and to the keeping thereof in the Book of Minutes of the Noteholders' Meetings. All minutes signed by the Chairman of the meeting at which the resolutions were passed and the discussions were conducted, or by a chairman of the meeting held subsequent thereto, shall serve as proof of the matters entered therein, and until such time as the contrary is proven, any resolution passed at such a meeting shall be deemed to have been duly passed.

1.15.8.11
A person or persons appointed by the Trustee, the Company secretary and any other person or persons authorized to this end by the Company, may attend meetings of the Noteholders. None of such persons shall have a vote at the General Meeting.

1.15.8.12	All meetings of the Noteholders shall take place at the Company’s registered office or at such other address of which the convener of the meeting gives notice.

1.15.9	Trustee’s Indemnification

Without prejudice to the rights to indemnification vested in the Trustee under the Law and/or the Company’s obligations under the Trust Deed, and subject to the contents of section 1.15.4.6 above, the Trustee, its attorney, manager, agent or other person appointed by the Trustee pursuant to the Trust Deed, shall be entitled to indemnification out of the funds received by the Trustee for the Noteholders arising from the proceedings instituted by it and/or otherwise pursuant to the Trust Deed, with respect to reasonable obligations assumed by them, with respect to reasonable expenses incurred in the course of implementing the Trust under the Trust Deed or with respect to such acts, which in their opinion were required for such implementation and/or with respect to the exercise of powers and authorizations vested in the Trustee pursuant to the Trust Deed and with respect to all sorts of legal proceedings, opinions of attorneys and other specialists, negotiations, discussions, expenses, claims and demands in connection with any law and/or matter made and/or omitted in any manner with respect to the above, and the Trustee may withhold the funds in its possession and pay out of such funds such amounts as are required for settlement of the indemnification, all provided that the Trustee has acted in good faith and in compliance with the obligations imposed on it under any law and pursuant to the Trust Deed.  Notwithstanding the foregoing, the Trustee shall not be entitled to indemnification for such acts performed by it if it is held in a conclusive judgment that the Trustee acted negligently.

1.15.10	Expiry of the Trustee’s office

The provisions of the Law shall apply to the office of the Trustee and the expiry thereof and to the appointment of a new trustee.

The Trustee may resign from its office at any time it wishes to do so after giving a written notice to the Company three (3) months in advance, specifying the reasons for the resignation. The Trustee’s resignation shall have no force unless approved by a court, and only from the date designated therefor in the court’s approval as aforesaid.

The Securities Authority may apply to the court to terminate the office of the Trustee, pursuant to Section 35.N. of the Securities Law.

The Trustee’s office shall terminate where it turns out that it is prevented from continuing in its office, in the wake of a change in the provisions of the Law or the applicable law in respect of its capacity to serve as trustee. In such event a new Trustee shall be appointed as proposed by the Company, in accordance with a resolution of the meeting of the Noteholders to be adopted with the required majority as set forth below.

The Company shall publish an immediate report of any such event with respect to the office of the Trustee and/or the termination thereof as aforesaid.

Holders of ten percent (10%) of the par value of the unsettled balance of the principal of the Notes may convene a general meeting of the Noteholders and it may decide, in accordance with the vote of holders of at least fifty percent (50%) of such balance, or their proxies, on the dismissal of the Trustee from its office.

In the event of expiry of the Trustee’s office, the court may appoint another Trustee, for such period and at such terms as it finds fit. The Trustee whose office has expired shall continue to serve in its office up to the appointment of another Trustee.

Each new Trustee shall have such powers, authorizations and other authorities as the Trustee whose office has expired, and it may act, in all respects, as if it has been appointed as Trustee from the outset.

If the Trustee’s office has expired and/or the Trustee has been dismissed from office, the Trustee shall not be entitled to payment of its fee as of the date of expiry of its office and/or dismissal from office. In the event of payment of an annual fee, the Trustee shall refund the fee paid for the months in which it has not served as Trustee for the Company.

1.15.11	Reporting To The Trustee

The Company shall submit to the Trustee, so long as not all the Notes have been settled (including the linkage differentials related thereto):

(a)	Audited financial statements of the Company for the fiscal year ended on December 31 of the previous year, immediately after the publication thereof by the Company.

(b)	Any report with respect to interim financial results of the Company, immediately after the publication thereof by the Company.

(c)
Any immediate report of the Company immediately after the publication thereof by the Company or any other report submitted by the Company to another stock exchange if the Company’s securities are traded on such stock exchange in the future.

(d)
Approval of the Company’s auditor and/or the Company’s controller of effecting the Interest payment and/or payment on account of the Principal and the dates thereof to the Noteholders and the balance of the par value of the Notes in circulation, upon the Trustee’s written demand for such confirmation.

(e)
To give the Trustee a notice of the occurrence of any of the events constituting a ground for declaration as immediately due and payable, as set out in subsection 1.15.3.1 above. The Trustee undertakes to give a notice to the Noteholders of any notice by the Company as aforesaid.

(f)
In the event that the Company stops reporting to the public, the Company undertakes to submit to the Trustee the reports set out in this subsection 1.15.11 above, in such form and on such dates as applied to the Company prior to the termination of the Company’s reporting duties, so long as the Notes have not been settled.

For the purpose of this subsection 1.15.11 the publication of the said reports in this subsection 1.15.11 above on the Magna shall be deemed as submission of the report to the Trustee.

1.15.12	Reporting by the Trustee

The Trustee will prepare at the end of each calendar year as from the date of the Trust Deed an annual report of the matters of the Trust (hereinafter: the “AnnualReport”). The Annual Report will consist of a breakdown of the following matters:

A.	Ongoing breakdown of the course of the Trust affairs in the previous year.

B.	Report of exceptional events with respect to the Trust that occurred in the course of the previous year.

The Noteholders will be entitled to peruse the Annual Report at the Trustee’s offices during normal working hours and will be entitled to receive a copy of the Report upon demand. The Trustee will give the Noteholders a notice of the date of the

Annual Report and the place where such report can be perused by means of publication of notices in newspapers and will also forward a notice in this context to the Company, which will publish a report in this context via the Magna, so long as the Company is a public company. Should the Trustee learn of a fundamental breach of the Trust Deed on the part of the Company, the Trustee shall give notice to the Noteholders of such breach and of the measures adopted by it for the prevention thereof or for the fulfillment of the Company’s obligations, as the case may be.

1.16	Classified Investors

In the course of the period up to the publication of the Complementary Notice, the Company will apply to Classified Investors with a view to obtaining prior undertakings from them for the purchase of the Units offered under this Prospectus. All the Classified Investors’ undertakings will be submitted to the Company on order forms, via the Issue Coordinator and will specify the number of Units sought as well as the interest rate.

“Classified Investor” is, as defined in Section 1 of the Manner of Offering Securities to the Public Regulations. As of the date of the Prospectus, a “Classified Investor” is one that has undertaken in advance to purchase securities from a public offering at a monetary value of at least NIS 800,000, provided that it is one of the entities included in the Addendum under Section 15A(b)(1) of the Securities Law, or is a corporation as stated in Section 15A(b)(2) of the Securities Law.

Orders from the Classified Investors will be submitted as part of the Tender for the Interest Rate, and shall be deemed as Orders submitted by the public for the purpose of determining the Interest Rate.

Subsequent to the receipt of the prior undertakings for the purchase of the Units offered under this Prospectus from the Classified Investors, the

Company will publish a Complementary Notice. For details see subsection 1.13.11 of the above.

In this subsection 1.16 “oversubscription” – is the ratio between the number of Units ordered at the Uniform Interest Rate and the number of Units offered to the public, less the number of the Units ordered at such interest rate as is lower than the Uniform Interest Rate.

Under the Manner of Offering Securities to the Public Regulations, in the event of oversubscription, the allocation to the Classified Investors shall be as follows:

A.	In the event that the oversubscription does not exceed 5 times, 100% of the number of Units which the Classified Investor undertook to purchase will be allocated to each Classified Investor.

B.	In the event that the oversubscription exceeds 5 times, 50% of the number of Units which the Classified Investor undertook to purchase will be allocated to each Classified Investor.

In the event that the number of Units remaining for distribution is insufficient for allocation as aforesaid, then the number to be allocated to the Classified Investors will be made on a pro rata basis, proportionate to the Orders from the Classified Investors at such interest rate as has been determined.

In the event that there is no oversubscription, the orders of the Classified Investors under the issue will be deemed as orders submitted by the public for the purpose of distribution of the Units to the subscribers.

Receipt of prior undertakings from the Classified Investors prior to the publication of the Complementary Notice and the allocation to the Classified Investors will be made pursuant to the principles provided in the Manner of Public Offering Regulations and in Chapter C of the Stock Exchange guidelines.

The Units will be allocated to the Classified Investors at the Uniform Interest Rate or at the New Uniform Interest Rate.

A Classified Investor may, on the date of the Tender, up to the closing of the list of subscriptions in the Tender, by written notice to be delivered to the Issue Coordinator, revise the Interest Rate stated by him in his undertaking, provided that the revised Interest Rate is lower than that stated in his order as set out in section 1.13.3 above.

Classified Investors may submit an Order for a number of units that exceeds that stated in their prior undertaking on the Tender Date; however, surplus units ordered will not be deemed as orders of Classified Investors in respect of the Prospectus, but as Orders submitted by the public.

Orders submitted by Classified Investors shall be deemed as Orders submitted by the public for the purpose of determining the Interest rate.

The consideration to be paid by the Classified Investors will be transferred to the Issue Coordinator via members of the Stock Exchange, on the first business day after the Tender Date, by 02:00:00 PM, and will be deposited by the Issue Coordinator in the Special Account.

The Classified Investors may sell the securities comprising the Units to be allocated to them starting on the date of the listing thereof for trading on the Stock Exchange and no lockup provisions will apply thereto. The Company shall pay to the Classified Investors a prior undertaking commission at such rate as shall be published in the Complementary Notice, for the Units respecting which the Classified Investors undertook to submit Orders. The Company shall further pay to the Classified Investors a distribution commission at such rate as shall be published in the Complementary Notice for the Units actually allocated to the Classified Investors. The Complementary Notice shall specify the Classified Investors, the number of Units that each of them undertook to subscribe for within the framework of the Tender and the Interest rate stated in his Order.

1.17	Refraining From Entering Into Arrangements

1.17.1
The Company and the directors undertake, by executing this Prospectus, to refrain from entering into any arrangements that are not stated in the Prospectus with respect to the offering of the securities, the distribution and spread thereof to the public, and undertake to refrain from giving purchasers of securities under the Prospectus, the right to sell the securities they purchased beyond that specified in the Prospectus.

1.17.2
The Company and the directors undertake, by executing this Prospectus, to give notice to the Securities Authority of any arrangement with a third party of which they are aware, which is in conflict with the undertaking as stated in subsection 1.17.1 above.

1.17.3
The Company and the directors undertake, by executing this Prospectus, to refrain from engaging with any third party who, to the best of their knowledge, has entered into arrangements in conflict with the provisions of subsection 1.17.1 above, with respect to the securities offered under this Prospectus.

1.17.4
By executing this Prospectus, the Company’s indirect controlling shareholder, Mr. Mordechai Zieser, who also serves as Acting Chairman of the Board of Directors, undertakes to refrain from entering into arrangements as stated in this subsection 1.17 above, pursuant to the provisions of subsection 1.17.1 above.

1.17.5
The Company and the directors shall not receive Orders for securities under the present issue from an Authorized Agent who does not undertake in writing to act pursuant to the provisions of this section.  The Company will transfer to the Securities Authority copies of letters of undertakings of such Authorized Agents.

1.18	Taxation of the Notes

On July 2005 the Knesset passed a law amending the Income Tax Ordinance (No. 147), 2005 (hereinafter:  the “Amendment”). The Amendment was published in the Official Gazette on August 10, 2005 and took effect on January 1, 2006. The Amendment significantly alters the provisions of Income Tax Ordinance [New Version], 1961 (hereinafter: the “Ordinance”), relating to taxation of securities traded on the Stock Exchange. Furthermore, on the Prospectus publication date not all the regulations scheduled to be published in the wake of the Amendment have yet been published. Further, as of the Prospectus publication date there is no customary practice with respect to some of the provisions of the Amendment and there is also no case law interpreting the new tax provisions in the Amendment.

As is the practice in investment decisions, the tax implications relating to the investment in the offered Securities should be taken into consideration. The provisions set out in the Prospectus concerning the taxation of the Securities are not purported to constitute an agreed interpretation of the provisions of the law referred to in the Prospectus, nor do they form a substitute for professional advice, on the basis of the special data and the unique circumstances of each investor.

Under the present applicable law in Israel the Securities offered to the public are subject to the tax arrangements, which are described in summary below:

1.18.1	Capital Gain From The Sale Of the Offered Securities

Pursuant to Section 91 of the Ordinance, a real capital gain from the sale of securities (including redemption) by an Israeli resident individual is subject to tax at the individual’s marginal tax rate pursuant to Section 121 of the Ordinance, but at a rate that shall not exceed 20%, and the capital gain shall be deemed as the highest rate on the scale of his chargeable income. The above shall not apply to the sale of securities by an individual who is a

“significant shareholder” in the Company, namely: an individual holding, directly or indirectly, alone or together with another, at least 10% of one or more of the means of control in the Company, either on the date of the sale of the Securities or on any other date during the 12 months preceding such sale, where the tax rate chargeable on the real capital gain derived by him shall be at such a rate as shall not exceed 25%. Furthermore, in the event of an individual who has claimed expenses relating to real interest and linkage differentials with respect to the Securities, the real capital gain from the sale of the securities shall be chargeable at a rate of 25%, pending the issuance of provisions and terms concerning deduction of real interest expenses pursuant to Section 101A(a)(9) of the Ordinance. The reduced tax rate as aforesaid shall not apply to an individual whose income from the sale of securities falls within an income from “business” pursuant to the provisions of Section 2(1) of the Ordinance.

A group of persons will be charged tax on a real capital gain from the sale of securities at the rate of corporate tax, which shall be gradually reduced to the rate of 25% in the 2010 tax year onward (29% in 2007, 27% in 2008 and 26% in the 2009 tax year). However, a group of persons to which the provisions of Chapter B of the Income Tax (Adjustments for Inflation) Law, 1985 or Section 130A of the Ordinance have not applied, prior to the date of publication of the Amendment, will be charged tax at a rate of 25% for such real capital as of January 1, 2006 onward.

A foreign resident, within the meaning of the Income Tax Ordinance, is exempt from tax on capital gains on sale of securities traded on a stock exchange in Israel, where the capital gain does not arise from his permanent establishment in Israel. The aforesaid shall not apply to a foreign resident company held by Israeli residents, pursuant to the provisions of Section 68A of the Ordinance.

An exempt mutual fund as well as provident funds and tax exempt entities under Section 9(2) of the Ordinance, are exempt from tax on capital gains from the sale of such securities. The revenues of a taxable mutual fund from the sale of securities shall be chargeable at the rate applicable to the income of an individual whose income does not fall within income from “business”.

Offsetting of Losses

With respect to offset of losses from the sale of the offered Securities, as of the 2006 tax year, in general, an offset will be allowed of a capital loss that occurred in the tax year from the sale of a security against capital gains and land betterment and also against profit from the sale of a security, either negotiable or otherwise, Israeli or foreign, and, furthermore, against interest and dividend paid for such security or for other securities (provided that the tax rate applicable to such interest or dividend does not exceed 25% under certain circumstances) in that tax year. The loss offsetting will be effected by means of offsetting the capital loss against capital gains or income from interest or from such dividend.

Deduction of tax at source from capital gains

With regard to the tax withholding from a real capital gain on sale of the offered Securities, pursuant to the Income Tax (Deduction from Proceeds, Payment or Capital Gain on Sale of Securities, Sale of A Mutual Fund Units or Future Transaction) Regulations,   2002, where a payer owes proceeds to the seller on the sale of the securities, he shall withhold tax at a rate of 20% from the real capital gain in the event of an individual seller, and at a rate of 25% in the event that the seller is a group of persons. The aforesaid is subject to confirmations concerning exemption from tax withholding and further subject to setting off losses that the tax withholder may effect. Furthermore, there shall be no tax withholding from provident funds, mutual funds and other entities that are exempt from tax withholding under law. It should be noted that if on the date of the sale not all the tax withholding from the real capital gain has been withheld, the provisions of Section 91(d) of the Ordinance shall apply as well as the provisions by virtue thereof concerning reporting and payment of an advance on such sale. Furthermore, no tax will be withheld by a financial institution from a foreign resident under certain circumstances.

1.18.2	The Tax Rate Applicable To Income From Interest from Notes

Pursuant to Section 125.C.(b) of the Ordinance, an individual will be charged tax at a rate of 20% on interest, including discounting charges, that accrued as of January 1, 2006, arising from wholly index linked notes, and such income will be treated as the highest grade on the scale of his chargeable income.  The said tax rate will not apply on the fulfillment of one of the following conditions: (1) The income constitutes income from “business” pursuant to section 2(1) of the Ordinance, or is registered in the individual’s books of account or should be so recorded; (2) The individual has claimed interest and linkage differentials expenses with respect to the Notes; (3) The individual is a material shareholder in the company paying the interest; (4) The individual is an employee of the group of persons paying the interest, or provides services or sells products to it, or has another special relationship with it, unless he has substantiated, to the satisfaction of the assessing officer, that the rate of the interest has been determined in good faith, and has not been affected by the existence of such relationship as aforesaid between the individual and the group of persons. In such cases, the individual will be charged tax on interest or discounting charges at the individual’s marginal tax rate pursuant to Section 121 of the Ordinance.

The tax rate applicable to income from interest or discounting charges of an Israeli resident group of persons which is not a group of persons subject to the provisions of section 9(2) of the Ordinance for determination of its income, other than in respect of section 3(8) of the Ordinance in respect of accrued interest, arising from securities traded on the stock exchange, is the corporate tax rate, which shall be gradually decreased to a rate of 25% in the 2010 tax year onward (29% in the 2007 tax year, 27% in 2008, and 26% in 2009).

An exempt mutual fund and well as provident funds and tax exempt entities under Section 9(2) of the Ordinance, are exempt from tax on income from interest or discounting charges as aforesaid, subject to the provisions of section 3(8) of the Ordinance in respect of interest accrued during the period of another’s holding. The revenues of a taxable mutual fund from interest or discounting charges shall be chargeable at the rate applicable to the income of an individual whose income does not fall within income from “business”.

In the event of redemption of an index-linked Note, the linkage differentials shall be treated as part of the proceeds and the provisions of the Ordinance relating to calculation of the capital gain, as aforesaid, shall apply.

As aforesaid, as of the 2006 tax year, a capital loss in the tax year from the sale of securities may also be offset against income from interest (including discounting charges) for the same security or for other securities (provided that the tax rate applicable to such interest or dividend does not exceed 25%).

Deduction of tax at source from interest

Pursuant to the Income Tax (Withholding from Interest, Dividends and Certain Profits), Regulations, 2005 (hereinafter:  the “Withholding Regulations”), the tax rate to be withheld on interest (as defined in the said regulations) payable on notes traded on the stock exchange, wholly linked to the CPI or to foreign currency, is 20% with respect to an individual who is not a material shareholder in the company paying the interest, at the maximum marginal tax rate under section 121 of the Ordinance with respect to an individual who is a material shareholder or an individual who works for a group of persons or provides services or sells products thereto, in the company paying the interest and at the corporate tax rate applicable to a group of persons.

The rate of the tax withholding in the event of foreign residents (individual or group of persons) subject to the treaties for prevention of double taxation entered into between the State of Israel and the state of residency of the foreign resident.

Provident funds, mutual funds and additional entities listed in the addendum to the Withholding Regulations are exempt from tax withholding.

1.18.3	Taxation of Discounting Charges in respect of the Notes

Regulation 4 of the Income Tax (Calculation of Capital Gain from Sale of a Security Traded on the Stock Exchange, Government Loan or Unit in a Mutual Fund) Regulations, 2002, provides that in redemption of notes traded on the Stock Exchange where discounting charges are also paid, the proceeds plus the discounting charges shall be treated as the redemption proceeds, upon satisfaction of all the following: (1) The capital gain on the sale of the note is not tax exempt; (2) on the redemption date a capital loss is created; and (3) the redemption is not in the possession of a controlling shareholder or in the possession of the person who held the note as of the date of the allocation or issuance thereof, all up to the amount of the capital loss. The discounting charges treated as proceeds under these provisions, shall not be treated as income under section 2(4) of the Ordinance.

In the event that the Company issues additional Notes in the future, as part of an increase of a series, at such discount rate as is different from the discount rate to be determined in the issue of the offered securities, the Company will apply, prior to the increase in the series, to the Tax Authority, for its approval (hereinafter: the “Tax Arrangement”) that for the purpose of tax withholding from the discounting charges in respect of Notes, a uniform discounting rate shall be determined for the Notes, in accordance with a formula weighting the various discounting rates in that series, if any (hereinafter:  the “Weighted Discounting Rate”). In the event of obtaining the Tax Arrangement, the Company will compute, on the date of the increase in the series, the Weighted Discounting Rate for the Notes and will publish by means of an immediate report, immediately upon the increase in the series subject to the Tax Arrangement, the Weighted Uniform Discounting Rate for the entire series and will withhold tax on the redemption dates of the Notes at the Weighted Discounting Rate as aforesaid, pursuant to the provisions of any law. In such event all the other provisions of the law pertaining to taxation of discounting charges shall apply. In the event that no such Tax Arrangement is approved by the Tax Authority, the Company shall withhold tax from the discounting charges in respect of the entire series of the Notes at the higher discounting rate created in respect of such series. In such event the Company shall publish in an immediate report the discounting rate determined in respect of the entire series as aforesaid, prior to the expansion of the series, and all the other provisions of the law pertaining to taxation of discounting charges shall apply. The Company shall withhold tax upon redemption of the Notes, at the discounting rate to be reported as aforesaid.

In any event of an increase in the Notes, on whatever grounds, where the discounting rate to be determined within the framework of the issue of the Notes, is higher than the discounting rate of the series prior to the increase in the series, there may be cases where the Company withholds tax from the discounting charges at such rate as exceeds the discounting charges determined for the person who held the Notes of that series prior to the increase in the series (hereinafter:  the “Surplus Discounting Charges”), irrespective of whether or not the Tax Arrangement has been obtained from the Tax Authority as to setting a uniform discounting rate for the relevant series. An assessee who held the Notes prior to the increase in the series up to the settlement of the Notes held by him, will be entitled to submit a tax return to the Tax Authority and to receive a refund of the tax at the rate of the tax withheld from the Surplus Discounting Charges, to the extent he is entitled to such refund under law.

1.19	Rating of the Notes by Midroog

In September 2007, the rating committee of Midroog Ltd. (hereinafter: “Midroog”) rated A1 the raising of the Series E Notes and the Series F Notes in a total sum of up to about NIS 530 M.1

Below is the rating report provided by Midroog in September 2007. For details concerning Midroog’s original rating report of February 2006 and the addenda thereto, see Midroog’s website at: www.midroog.co.il.

_______________________________

[1]	On the same date, Midroog raised the rating of the Company’s Series A, Series B, Series C and Series D Notes in circulation, to A1.

The rating scale and its meaning:

The rating scales which Midroog uses are the same scales and grade as are applied by Moody’s.  The rating scale is basically divided into two investment levels.  This division and the rating itself have significance with regard to the investment regulations of institutional bodies that have been laid down by the Ministry of Finance.

Investment grade: all the companies that have been rated, either themselves or their liabilities, with an investment grade are at a low or moderate level of investment risk.  The investment grade relates to ratings: Aaa-Baa.  Speculative investment grade: the level of risk in investing in the bonds of companies rated with a speculative grade is significantly higher than the average.  The speculative investment grade relates to ratings Ba-C.

The rating symbols which Midroog uses for the rating of issuers is identical to those used to indicate the credit quality of specific bonds.  This simple rating system, which is available to creditors, makes it possible to measure the capability of an entity to meet its financial obligations.

The rating scale

Investment grade	Aaa	Obligations rated with an Aaa rating, are in Midroog’s judgment, of the highest quality and involve a minimal credit risk.
	Aa	Obligations rated with an Aa rating, are in Midroog’s judgment, of high quality and a very low credit risk attached to them.
	A	Obligations rated with an A rating, are regarded by Midroog as being in the upper section of the middle grade, and involve a low credit risk.
	Baa	Obligations rated with Baa rating involve a moderate credit risk. They are considered to be liabilities of a medium grade and as such are likely to have certain speculative features.
Speculative investment grade	Ba	Obligations rated with a Ba rating are, in Midroog’s judgment, liabilities possessing speculative elements, and a significant credit risk attaches to them.
	B	Obligations rated with a B rating are regarded by Midroog as speculative, and involve a high credit risk.
	Caa	Obligations rated with a Caa rating are, in Midroog’s judgment, obligations having a weak status and involve a very high credit risk.
	Ca	Obligations rated with a Ca rating are very speculative and are likely to be in a state of insolvency or close to that, with poor prospects of repayment of principal and interest.
	C	Liabilities rated with a C rating are on the lowest rating rung and generally in a state of insolvency, with very poor prospects of repayment of principal or interest.

Midroog uses numerical variables 1, 2 and 3 in each of the rating categories from Aa to Caa.  The variable “1” indicates that the bond is at the highest end of the rating category to which it belongs, which is indicated by letters.  The variable “2” shows that it is in the middle of the rating category; and the variable “3” indicates that the bond is in the lower section of its rating category which is indicated by letters.

All rights are reserved to Midroog.  It is forbidden to copy, photocopy, distribute or make any commercial use without Midroog’s consent, except for professional purposes coupled with an indication of the source and/or for purposes of an investment decision.

All the information set forth in this document and on which Midroog has relied has been given to it by sources which Midroog regards as reliable and accurate.  Midroog does not independently investigate the correctness, completeness, suitability, accuracy or genuineness of the information (hereinafter:  “the Information”) given to it and it relies on the Information given to it by the company being rated for purposes of assigning the rating.  The rating is likely to change as a result of changes in the Information received or for any other reason.  Accordingly it is recommended to keep track of the updating of the rating or the alteration thereof on Midroog’s Internet website the address of which is: www.midroog.co.il.  The ratings made by Midroog are in the nature of being a subjective opinion and they do not constitute a recommendation to buy, or to refrain from buying, bonds or other rated paper, and they must not be treated as the expression of an opinion as to the viability of the price or the yield of bonds or of other rated securities.  Midroog’s ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will go down as a consequence of changes in interest rates or due to other factors that affect the capital market.  Any rating or other opinion which Midroog accords must be viewed as a single component in any investment decision made by the user of the Information contained in this document, or by anyone acting on his behalf, and accordingly any user of the Information contained in this document must study and perform an evaluation of the feasibility of an investment by him in respect of each issuer, guarantor, bond, or other rated paper he intends to hold, buy or sell.  Midroog hereby declares that the issuers of bonds, or of other rated paper, or in connection the issue of which a rating is made, have undertaken to pay Midroog prior to making of the rating a payment in respect of the evaluation and rating services provided by Midroog.

Set forth below are the main factors and considerations for the rating as particularized in Midroog’s notice to the Company:

Midroog rates the issue of bonds in an amount of up to approximately NIS 620 million with a A1 rating.  The raising of the debt has been done by way of the issue of Series D Notes.  The Series D Notes are repayable in eight equal payments between the years 2013-2020, linked to the index and bearing annual nominal interest at a rate of 5%.

In light of the improvement in the Company’s business and financial operations, Midroog has upgraded the rating assigned to all the series of notes of Elbit Imaging that are in circulation to an A1 rating.

LATEST DEVELOPMENTS1
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The public offering of Plaza Centers on the main exchange in London on the basis of a value of approximately 1.0 billion dollars.  This issue to the public contributes to an increase of liquidity, enhancing value of activities of the shopping malls, boosting the financial flexibility by virtue of the holding of shares in a traded company and an increase in transparency.

On October 27, 2006 the Company made a public flotation on the main London Stock Exchange of the commercial centers company Plaza Centers (hereinafter:  “PC”).  The net proceeds received for PC (after the costs of the issue and underwriting) amounted to approximately 253 million euros reflecting a value for the Company of about 1 billion dollars.  Following the issue, the holdings of Elbit Imaging, as a percentage of the holdings in PC, went down to about 68.4%.

Elbit Imaging undertook in the scope of the PC prospectus that all future activity of the Company in the realm of shopping malls in Eastern Europe would be effected through PC and that any other activity would be conducted in Elbit Imaging.  Elbit Imaging intends to transfer any future project in the sphere of shopping malls to PC.

PC’s clear and avowed dividend policy is to distribute an annual dividend of about 25% of the net profit up to a net profit of 30 million euros, and in excess of this between 20-25% of the net profit in excess of 30 million euros will be distributed.

Midroog assesses that the issue of PC led to an enhancement of the value in the activities of the shopping malls, and significantly contributes towards Elbit Imaging’s financial flexibility both by virtue an increase in the cash balances and also by virtue of the holding of shares of a traded company, as well as increasing the transparency of the Company to its shareholders and noteholders.  Currently PC’s shares are not pledged – a situation which also contributes towards the financial flexibility.

Acquisition of land in Romania, Casa Radio on which a mega project will be constructed that will have a total area of approximately 360 thousand sq.m. and continued activity of the purchase of land for the construction of shopping malls in Eastern Europe.

In November 2006, PC purchased 75% of the rights in a company which owns the land Casa Radio measuring some 90 dunams in the center of Bucharest.  An additional partner in the project is the Romanian Government which holds 15% of the rights.  PC plans to

-------------------------------------------------
[1]	Since publication of the rating report in February 2006

build a complex on this area containing a commercial center covering about 132 thousand sq.m., residences, a hotel, casino, hypermarket, convention center and two office towers having an area of 53 thousand sq.m. each.  The extent of the built areas is expected to be approximately 360 thousand sq.m.  Start of construction is planned for 2007 and all the stages are planned to be built at the same time.

The acquisition of the mega project Casa Radio is in pursuance of the Company’s aims of purchasing and building mega projects such as the Obuda Island in Budapest and the Hippodrome shopping mall in Budapest.

In addition, the Company has continued to buy land for the construction of shopping malls in Romania, the Czech Republic and Poland.

Start of operations in India – initial investment in a number of projects in India

The Company has begun entrepreneurial activity in India by way of acquiring a number of projects as described below:

1.
Two projects in Poona – the Koregaon project – a shopping and entertainment center containing offices in an overall area of approximately 110 thousand sq.m. and the Kharadi project – containing a shopping and entertainment center, offices and an apartment hotel having an aggregate area of approximately 240 thousand sq.m.

2.	The Kochi project in the city of Cochin – containing a residential tower, hotel and marina in a total area of some 800 thousand sq.m.

3.
The signing of a cooperation agreement with a large local company for the construction of a chain of hotels in India.  The first project will be in Calcutta at an investment of about 230 million dollars (1,000 beds, approximately 250 thousand sq.m.).

All the Company’s projects in India are carried out through local partners.

Up until December 31, 2006 the Company had invested a sum of approximately 13 million dollars in the projects in India.

Additional revenues from the Calpierre transactions, stages A and B, in respect of adjustments of prices and adjustments of rates of return.

During the period under review, the Company succeeded in increasing the consideration from Calpierre transactions.  The increase in the consideration was achieved both by way of adjustments of prices following a growth in revenues from the shopping malls that were purchased and also by way of altering conditions of the contract with Calpierre which included a reduction of the rate of return pursuant to which the shopping malls under construction will be purchased.

Sale of the Arena shopping mall in Herzliya for a sum of about 130 million dollars

The Company has signed an agreement for the sale of the Arena shopping and entertainment center in Herzliya for a price of about 130 million dollars (approximately NIS 546 million) to the Manofim company.  The Company is not expected to record a capital gain in respect of this sale.  The anticipated net cash flows following the sale will stand at approximately 80 million dollars.

PRINCIPAL FINANCIAL DEVELOPMENTS

The public offering of PC has a significant impact on the Company’s liquidity and on its financial stability ratios

The liquidity of the Company on a consolidated basis is currently very high, by virtue of the fact that the Company’s liquid balances, which include the cash balances and short-term deposits and investments stood at an aggregate amount of approximately NIS 2.5 billion (according to the September 30, 2006 balance sheet subsequent to the public offering).  Elbit Imaging’s liquidity is also high at the expanded solo level pursuant to which PC is presented as an investment in a subsidiary.  The total of Elbit Imaging’s liquid balances solo expanded as at September 30, 2006 on a pro forma basis subsequent to the public offering of PC (hereinafter:  “the September 30, 2006 Pro Forma”) stood at about NIS 1.2 billion.  The issue to the public of PC also significantly contributed to Elbit Imaging’s financial flexibility, because the Company holds marketable shares to a value of about NIS 3.4 billion (at the date of writing of this report), which are not pledged or encumbered.

Midroog assesses that the Company’s liquidity and financial flexibility following the public offering is extremely good and is even expected to improve in the short term upon completion of the sale of the Hippodrome in Hungary and the Arena shopping mall in Herzliya.  However, Midroog evaluates that in the long term, the Company will not maintain such a high level of liquidity, since it is the Company’s intention to make use of portion of the cash balances for the making of investments.  The Company has a policy for maintaining reasonable cash balances which will allow it flexibility in the making of investments.

Substantial improvement in financial stability ratios on a consolidated basis following the public offering of PC

The Company’s financial stability ratios on a consolidated basis after the public offering of PC improved significantly.  The ratio of equity capital to total assets on a consolidated basis rose in relation to the data of March 31, 2006 (on the basis of which the last rating was made) from about 22% to approximately 36% according to the data of the September 30, 2006 Pro Forma.  The ratio of debt to book value CAP declined from about 77% as at March 31, 2006 to approximately 61%.  These ratios do not take account of the surplus value in respect of PC or the surplus value inherent in the other activities of Elbit

Imaging.  Taking cognizance of the surplus value improves the financial stability ratios to a considerable extent.

Financial stability ratios - consolidated

Thousands NIS	Proforma including additional debt *	September 30, 2006 after public offering of PC	March 31, 2006
Total financial debt	4,423,212	3,415,212	3,170,116
Cash balances and short-term deposits	2,520,034	2,520,034	1,120,630
Net debt	1,903,178	895,178	2,049,486
CAP	6,598,118	5,590,118	4,134,753
Equity capital and minority rights to total assets	31%	36%	22%
Equity capital and minority rights to total assets adjusted for surplus value of properties	43%	48%	36%
Debt to CAP	67%	61%	77%
Net debt to CAP	29%	16%	50%
Debt to economic CAP	55%	49%	62%

*
Pro forma made by Midroog and including the issue of notes in an amount of approximately NIS 500 million and the leverage thereof, in Midroog’s assessment, by means of non-recourse loans to a scale of a further NIS 500 million approximately.

An analysis of the solo expanded data in which PC is presented as an investment in a subsidiary are indicative of good financial stability.  The ratio of the equity capital to the total accounting assets amounted as at the September 30, 2006 Pro Forma to approximately 30% and the debt to CAP ratio stood at about 66%.  An examination of the stability ratios includes an examination of the ratio of the debt to the value of investments which is a ratio that is tested by the rating of holding companies.  After the public offering of PC the ratio of the debt to the adjusted value of investments (value of non-marketable holdings in the books and market value of marketable holdings) is relatively low and stands at about 45%.  The pro forma stability ratios, after increase of debt, are expected to become slightly worse in Midroog’s estimation, but will remain at a level which conforms with the Company’s rating.  If one takes into account the value of the PC shares according to market value, these ratios improve significantly so that they are still in conformity with the rating.

THE RATING OUTLOOK

Factors likely to improve the rating

●	A significant improvement in main financial parameters which include the economic value inherent in the projects, the cover ratios and the stability ratios.

●	An improvement in the financial flexibility, including by way of a public offering of subsidiaries and affiliates, and the release of material properties from encumbrance.

Factors likely to have a detrimental effect on the rating2

●	An increase in the weight of activities in countries having high levels of risk.

●
A rise in the leverage ratios so that the debt to CAP ratio on a consolidated basis will exceed 66%-68% (the ratio will be reviewed after the Company moves over to financial reporting according to IFRS standards).

●	An increase in the leverage ratios according to expanded solo data.

●	Significant withdrawals of dividends that will adversely affect the Company’s financial stability.

(2847)

-------------------------------------------

[2]	Nothing contained below obliges the Company to maintain any financial ratios or to refrain from the withdrawal of a dividend or from operating in countries that have high levels of risk.

1.20	Rating of the Notes by Maalot

In September 2007 the rating committee of Maalot Israel Securities Rating Co. Ltd. (hereinafter: “Maalot”) rated A+/Stable the raising of the Series E Notes and the Series F Notes in a total sum of up to about NIS 530 M.1

Below is a summary of the rating report provided by Maalot in September 2007. For details regarding Maalot’s complete report of September 2007, see Maalot’s website at: www.magna.isa.gov.il.

[1]	On the same date, Maalot also raised the rating of the Company’s Series A, Series B, Series C and Series D Notes in circulation, to A+/Stable.

Preliminary Rating Document

On September 6, 2007 the rating committee of Maalot Israel Securities Rating Co. Ltd. (hereinafter: “Maalot”), a strategic partner of Standard & Poor’s, rated (A+/Stable) the securities offered under this Prospectus.
Maalot commenced operations at the end of 1991 and in 1994, Maalot was recognized as a securities rating company in Israel under the Income Tax Regulations (Rules on Authorization & Management of Pension Funds – Amendment), 5755 – 1995.
Rating a specific liability (issue) is an assessment of the probability that the Company will pay the principal and interest of the security issued by it, under such terms and on such dates as are stated in the security.
The rating symbols are identical to those of Standard & Poor’s; however, the rating of the two companies refers to a different comparison environment. Maalot’s rating expresses an assessment of credit risk of entities and specific liabilities in Israel. That is to say, Maalot’s rating is an assessment of the credit risk of a specific liability (issue) or the overall capability of an issuer to settle all its liabilities (issuer), vis-à-vis other issuers in Israel, not taking account of the state’s risk. Accordingly, the most robust companies / entities in Israel are rated at the highest grade – AAA. It should be stated that liabilities rated A, AA, AAA and BBB are included in “investment grade”. Namely, their risk is sufficiently low for investment purposes. Liabilities rated BB and lower are considered “speculative investment”. Below are the definitions of the rating grade for Notes falling within “investment grade”.
AAA - Liability with the lowest risk level. The issuer has excellent capability to settle the payments in connection with the liability compared with other Israeli issuers.
AA - The issuer’s capability to settle the payments in connection with the liability is far above the average compared with other Israeli issuers.
A - The issuer’s capability to settle the payments in connection with the liability is above the average compared with other Israeli issuers.
BBB - The issuer’s capability to settle the payments in connection with the liability is average compared with other Israeli issuers.
Intermediate grades: (+) or (-) signs may be added to ratings from AA to CCC, so as to indicate the internal rating in each category.

In the course of November 2006 Maalot commenced publishing a rating outlook for each of Maalot’s ratings of the series of notes (issue rating) and the long-term issuer ratings (issuer rating). The above is in accordance with the methodology and publication procedures practiced by Standard & Poor’s, Maalot’s strategic partner.
The rating outlook is comprised of three levels: positive, stable and negative.
Maalot treats the addition of the rating outlook as additional information for the investors and for companies in respect of the anticipated developments in the rating as well as a tool enhancing transparency in the market and the perfection thereof.
Credit rating refers to the Company’s capability to settle its liabilities in such scope and on such dates as were scheduled. Accordingly, the rating outlook refers to the range of events and parameters relating to the evolution of the Company’s rating within the range of the upcoming two years, both in commercial and in financial terms.
It transpires from the foregoing that the developments presented in the rating outlook do not indicate an anticipated change in the rating of the Company / the specific series and that they neither testify to the Company’s financial or commercial performance in the future. Furthermore, Maalot states that rating changes are possible in view of new developments that have not been foreseen in the rating outlook.

Primary Considerations Concerning The Rating

Elbit Medical Imaging Ltd.

September 2007

Ofer Amir
Amiram Dahan

Rating:

Series	Rating
Series A	A+/Stable
Series B	A+/Stable
Series C	A+/Stable
Series D	A+/Stable
Series E (New) *	A+/Stable
Series F (New) *	A+/Stable
*           The total amount to be raised in respect of both series, jointly, will not exceed NIS 530 M.

Maalot’s ratings are based on information received from the Company and from other sources, which Maalot believes to be reliable. Maalot does not check the information received nor does it verify the accuracy or completeness thereof.
It is hereby clarified that Maalot’s rating does not reflect risks relating to and/or arising from violations, by means of either acts or omissions, of any of the liabilities included in the Note documents and/or incorrectness or inaccuracy in any of the representations included in the documents relating to the issue of the Notes forming the subject of this rating, Maalot’s report or the facts underpinning the opinions submitted to Maalot as a condition for receipt of the rating, acts or omissions performed deceitfully or fraudulently or any other act in contravention of the law.

The ratings are likely to vary in consequence of changes in the information received, or on other grounds.
The rating should not be deemed as an expression of an opinion with respect to the price of the securities on either the primary market or the secondary market.
The rating should not be viewed as an expression of opinion on the advisability of the purchase, sale or holding of any security whatsoever.

©All rights reserved to Maalot. Any copying, photographing, circulation or any other commercial use of this extract without Maalot’s consent is prohibited, apart from providing a copy of the complete report, with an indication of the source to potential investors in the Notes forming the subject of this rating report, for the purpose of making a decision as to the purchase of the said Notes and/or the inclusion of the complete report on the principal considerations for the rating in the Company’s prospectus relating to the said Notes.

1.           Notes

1.1            Notes In Circulation

Name of Series	Issue Date	Balance sheet value as at		Linkage Base	Interest Rate	Due Date – Balance of Principal	Notes
		31/12/06	8/2008
Series A	2/2006	567.6	581.5	Index	6%	As of Aug. 2009	Semi-annual installment
Series B	3/2006	69.5	0. 61	USD	L+2.65%	As of Aug. 2009	Semi-annual installment
Series C	8/2006	458.6	460.2	Index	5.3%	As of Sept. 2009
Series D	4-6/2007	0	650.3	Index	5.0	As of Apr. 2013

1.2           Issue Of A New Note

Elbit Medical Imaging Ltd. is considering the issue of a debt in the sum of up to NIS 530 M by means of an issue of two new Notes, Series E and Series F. Series E Notes will be settled in 10 annual installments following a grace period of 4 years on the principal, while Series F Notes will be settled in six annual installments following a grace period of two years on the principal. The Company has not yet reached a resolution as to the manner of the division of the distribution amounts between the Notes. The issue proceeds will serve for the continued business development of the Company pursuant to its business plan and as set out in the Company’s prospectus of the present issue.
It should be noted that the A+/Stable rating also applies to the Series A to D in circulation.

The rating of the Company’s liabilities relies, inter alia, on Maalot’s assessment, that the Company’s net financial debt to net balance sheet CAP ratio, in the short term, will not exceed a rate of 70%.1 Furthermore, Maalot anticipates that in the medium term (as of the end of 2008), the Company will continue to reduce the financial leverage, to a net rate not exceeding some 65%. At the same time, insignificant deviations of a periodic nature will not constitute a ground for a change in the rating.
It should be stressed that as of the date of the Report, Maalot has been advised that according to the Company’s policy, the net financial debt to net balance sheet CAP ratio, in the short term, will not exceed a rate of 70% and in the medium term (as of the end of 2008) will not exceed 65%, subject to insignificant deviations of a periodic nature. At the same time, the Company may change this policy at any time, at its exclusive discretion, even if the rating of the Notes will change thereby. It should be noted that should such a change occur in the Company’s policy, the Company will give a notice to this effect to Maalot in due time.

2.
It should be stated that when measuring the net financial debt, Maalot will consider offsetting from the debt balance under the financial statement, debts covered by bank guarantees, provided by purchasers as part of transactions of sale of the Company’s assets. It should be stressed that this debt will be offset under several suspending conditions:

A.	The Company complies with the marketing rate as stated in the guarantee letter.
B.
The Company complies with the financial performance rate of the projects (pursuant to the Company’s reports, taking account of the balance for investment and the actual investment, under the budget submitted to Maalot).

1.	60% performance – Maalot will recognize 40% of the guarantee or the total investment performed (whichever is lower).
2.	80% performance – Maalot will recognize 60% of the guarantee or the total investment (whichever is lower).

2.           General

Elbit Medical Imaging Ltd. (hereinafter: “Elbit”, the “Company”) and the companies under its control, are directly and indirectly engaged in the promotion, construction and management of entertainment and commercial centers in Western and Eastern Europe, under the brand Plaza Centers, and Arena Mall in Israel, following the purchase thereof by Europe Israel in 1999. Further, the Company is engaged in the promotion, construction and management of 8 hotels in four countries in Europe under the brands Park Plaza and Radisson (England, Belgium, Holland, Romania and Hungary). The Company’s securities are traded on the Nasdaq and on the Tel Aviv Stock Exchange.
Further, the Company has holdings in several start-up companies, the most significant of which are: InSightec, which is active in the field of non-invasive surgery and Gamida Cell, which is engaged in the duplication of stem cells for cancer treatment.
The Company, via Elsint, its wholly-owned (100%) subsidiary, purchased in 2005 100% of the shares of Mango Co. (clothing), in consideration of some € 2.9 M. Mango is the distributor and retailer of the brand Mango, operating 13 stores throughout Israel.
As of the date of the report, the Company has 28 projects at various stages of construction, an active commercial center which has recently been sold (Arena Israel), apart from the hotels, high tech and clothing operations.

Below is a chart, summarizing the Company’s structure:

The Company’s operations in the field of hotels is carried out via the subsidiary Elsint. In August 2005 Elbit Imaging and Elsint entered into a merger agreement which was concluded in the course of November 2005 and Elsint was delisted from trading on the Nasdaq and became a wholly-owned (100%) company of Elbit Imaging.
At present the group holds 8 hotels throughout Europe with holding rates ranging between 50% and 100%. The hotels in Western Europe are actually managed by the Park Plaza Chain, in consideration of a management fee based on the volume of activity and the profitability thereof. The hotels in Eastern Europe operate under the brand Radisson. This form of activity, where the Company, which does not have sufficient experience and know how for ongoing management of hotels, outsources the ongoing management to an external managementcompany, thereby significantly reducing the operational risk of the Company in this field. It should be noted that this manner of activity does not relieve the Company from the overall risk of the operation of hotels or from exposure to the global and domestic tourism market in the countries of activity.
In 2005 the Group completed the construction of the Riverbank Hotel in London. The hotel opened in the course of 2005 (one of the largest hotels in London). The Group is also in the process of renovating a hotel in Bucharest, Romania, and the expansion of the Victoria Hotel Amsterdam by some 100 additional rooms. The Group has further recently concluded the sale of the Ballet Building in Budapest, in consideration of some € 30 M. These are the major projects in the Company’s present operations and are intended to be the Group’s flagship in the field of hotels. The finishing level and the service level of most of the Group’s presently active hotels are high, corresponding to 4 stars de luxe, although the price level corresponds to that of 4 star hotels.

In the field of promotion of profit-generating assets (primarily commercial centers), the Group is active in developing markets with no specific geographic boundaries. The Group has been active in the field of promotion of commercial real estate in Eastern European countries for some 10 years. The Group has recently expanded its activity to the developing Indian market as well.
The Group is active at all stages of the chain of value of promotion of profit-generating real estate businesses, starting with the identification and purchase of the areas, through the issuance of all required approvals (whether commercial centers or any other construction) and ending with the marketing of the commercial areas and the sale of the property. The Company has extensive contacts in the various countries of activity. The extensive goodwill which the Company has acquired in this field is of considerable importance, particularly in countries such as Czech, where there are no laws governing the construction of commercial centers, and where part of the disputes are settled following examination and comparison with the Company’s previous projects which are taken as an example.
The primary competition in Central and Eastern European countries is on the part of other promoter groups, such as: Africa Properties and GTC, on the part of groups representing investment funds from Western European countries as well as other smaller-scale promoters. Maalot estimates that the level of competition, particularly in the more developed countries in the CEE bloc, is very high and that the primacy at each destination of activity is of primary importance. Furthermore, considerable importance is attributed to the Company’s financial robustness, the Company’s liquidity and its capability to make fast decisions (efficiency in the process of examining the land).
The countries of activity are mostly characterized by more complicated regulation than western countries and therefore it is very important to have a familiarity with the countries of activity and to use key people with local experience. In the countries of activity, besides competition over land, there is also competition for such human capital.
At present the Company has 28 projects at various stages of promotion and establishment (plus others at stages of negotiation), with wide geographic spread.  The total cost of the projects is anticipated to total over € 3.0 B (100%). Of these, the significant investment is in three principal projects: Casa Radio in Romania (a cost of some € 600 M with the Company’s stake being 75%) and the Obuda Island in Hungary (where the Company’s stake is 30% only and the total cost of the project is approx. € 1.1 B, part of which is scheduled to be performed by other promoters while the Company will only derive promoter profit from it) and Varthur_Road in India (the purchase cost of 100% of the land (the Company’s stake – 50%) is approx. USD 330 M and the scope of revenues is anticipated to exceed USD 3 B).

3.           Significant Events Since The Last Rating Report (June 2007)

*
On August 28, 2007 the Company reported that the subsidiary, Plaza Centers, had been awarded the tender on behalf of the Serbia Government to develop a commercial center and a business compound in Belgrade. The total built-up area of the project is 100,000 m2 (including over 2,000 parking spaces). The cost of the project is expected to total approx. € 150 M, of which the cost of the land is approx. € 29.3 M. Plaza Centers will collaborate with a local partner for the development of the project, whose stake in the project will be 15%, subject to certain conditions, while the project will be exclusively managed by Plaza Centers.

*
On August 7, 2007 the Company advised that a subsidiary (Plaza Centers) had entered into an agreement for the sale of Arena Plaza (a commercial center in Hungary). The consideration amount in connection with the sale is anticipated to total some USD 550 M (approx. € 400 M). The final price will be determined in accordance with adjustment mechanisms, on the basis of the occupancy rates up to one year subsequent to the opening. The subsidiary’s management estimates that the final amount will not fall below the sum of approx. USD 525 M. It should be noted that pursuant to the agreement and present occupancy rates, by November 2007 the Company will have received the major part of the consideration while the balance, as aforesaid, will be paid in accordance with the mechanism provided in the agreement. Upon conclusion of the transaction, the Company anticipates a growth of some NIS 900 M in the shareholders’ equity.

*
On July 19, 200, the Company advised that the subsidiary, Plaza Centers, in collaboration with a leading local partner, had purchased land covering a total area of some 10.8 acres (approx. 43.60 dunam) in the city of Trivandrum (the capital city of Kerala in India).  Plaza and the local partner intend to construct on the land a combined project covering a total built up area of some 195 K m2, consisting of: Commercial and entertainment center (approx. 67 K m2), an office compound (approx. 90.5 K m2), a hotel and an apartment hotel (approx. 37.5 K m2). The total cost of the land amounts to approx. USD 26.5 M. An anticipated total cost of approx. € 110 M.

*
On June 7, 2007 the Company advised that it had entered into a memorandum of understanding for the establishment of a partnership with a leading local partner. The partnership to be established will be held in equal shares by the Elbit Group and the local partner. Pursuant to the agreement, subject to the satisfaction of several conditions, the partnership will acquire title and development rights in a total area of some 190 acres in Bangalore. For details regarding this transaction see the Varthur Road project in the business risk section (section 5 below).

4.           Sector Risk

The Company’s operations are divided into two primary sectors: hotels and commercial centers while the primary administrative and operating activity is in the area of promotion, improvement, marketing and sale of commercial centers in Western and Eastern Europe. As part of weighting the sector risk, no weight was given to the Company’s activity in the fields of hi-tech, in view of the fact that the Company does not invest significant funds or managerial resources in this activity.
Maalot estimates that the weighted risk inherent in the Company’s core activities is higher than average in construction and promotion of commercial centers, since: the time for construction, planning and approvals of the commercial centers is liable to expose the Company to possible increase in prices of inputs and change of preferences, exposure to activity in East European countries that are partly characterized by economic and political instability, regulatory difficulties in obtaining approvals, high interest for finance (primarily during the setup periods).
In the field of hotels: a need for significant investments in construction and maintenance of hotels, sensitivity of the demand for hotels to economic cycles of highs and lows, and low operational flexibility in the hotel business sector (high maintenance and wages costs also during depressions).

These risk factors are offset to some extent by the wide geographic spread of the Company’s operations, hotel business in Western Europe and the location of the commercial centers and of the hotels in markets characterized by high surpluses in demand. Further, Maalot estimates that the hotel business sector in Europe is characterized by lower risk levels than the hotel business sector in Israel, in view of relatively low exposure to security events and economic crises. Furthermore, the hotels in Europe are not characterized by seasonality, and therefore have relatively higher occupancy rates throughout the year. At the same time, the risk threshold in the sector is higher than average.

Maalot estimates that the Company’s extensive experience in its areas of activity, the Company’s strategy relating to activity in partnerships for the purpose of reducing the risk and the contingent sale of some of the centers in a timely fashion to strong entities, also reduce the overall sector risk.

For further details regarding the sector risk arising from the Group’s activity in the field of commercial centers see the report on the principal considerations published as part of the rating of the PC company. (See Maalot’s website: http://www.maalot.co.il).

5.           Business Risk

As of June 2007 the Company has a number of projects of commercial centers under construction at various stages, spread throughout several counties in Eastern and Central Europe.
Below is a summary of the data on the Company’s properties by countries:
Country	S&P Rating of the country	Total assets	Initiated and under construction (including hotels)	Profit-generating	Hotels
UK	AAA/Stable	3	-		3
Poland	BBB+/Stable	4	4		-
Czech	A/-Positive	5	5		-
Latvia	NR – Termination of the Note	1	1		-
Hungary	BBB+/Negative	5	4	1	-
Belgium	AA+/Stable	1	-		1
Romania	BBB-/Stable	7	6		1
Greece	A/Stable	1	1		-
India	BBB-/Stable	5	5		-
Holland	AAA/Stable	3	1		2
Serbia	BB-/Stable	1	1
Total		36	28	1	7

The commercial centers are characterized by lease to leading anchors and a combination of commercial and entertainment areas. The Company’s aforesaid activity is selling these commercial centers after the marketing thereof, sometimes even before their operation.

The Company holds (with holding rates ranging between 50% to 100%) hotels, spread throughout Europe, in Holland, Belgium, England and Romania. The level of finish and the level of service of most of the Group’s hotels is 4 star de luxe.  The Company’s activity in the field of the hotel business is primarily performed with partners (the Red Sea Group), who are responsible for the actual management of the hotels. The Company intends to realize projects under promotion, subject to exploitation of business opportunities. The Company has a significant number of projects at stages of planning and promotion, primarily in Romania, Czech, Poland and India. Maalot estimates that these projects also guarantee reserves to the Company for the Company’s continued promotion activities in the upcoming years.
The Group has several key projects under promotion:

The Obuda Island Project, which is held by the Company and is scheduled to consist of several hotels and a casino, stores, restaurants, conference halls, a variety of entertainment facilities, a marina and a covered all year round beach. The commencement of the work in the project is expected to begin during the second half of 2008, and the estimated cost of the entire project exceeds € 1 B. Maalot estimates that a high risk is inherent in this project in view of its significant scope. The Company estimates that it will bring in partners at the promotion stage and will not have to bear the total finance of shareholders’ equity.

Dâmboviţa Center, Casa Radio Project, Bucharest, Romania. The total area of the land is 101,947 m2 with cover area of 35,597 m2 for construction. The center constitutes a site of national importance for the Romanian nation and is situated near the parliament.  The Company holds 75% of the project in partnership with the Romanian Government (15%) and a Turkish group (10%) which owns a leading construction company in Turkey. The Company has leasing rights for 49 years in this project.
The Company intends to build a combined project on the area, consisting of: a mall, hotel, apartment hotel, convention center, office areas (in two 32-floor towers), residential areas, entertainment facilities, parking lot, gardening and landscape areas, the mall constituting the principal part of the project.
The timeframe for completion of the entire project is about 5.5 years. The Company estimates that the project will be completed before the deadline. In the context of the terms of the awarding of the project, a predefined schedule for each stage of the project is to be complied with in advance (including an internal timeframe). According to the Company, as part of the contract terms, the Company will be rewarded for meeting a shorter timetable than the predefined one.
Maalot estimates that the risk level associated with this project is higher than that characterizing the Company’s present project portfolio.

Varthur Road, Bangalore– This project consists of the construction and establishment of a neighborhood of mansions and multi-story buildings in the Varthur compound, in collaboration with a local partner, a longstanding construction company, considered to be one of the most established, leading promoter and construction companies, in the state of Karnataka (Bangalore). Furthermore, the Company intends to build a hotel and a shopping center on the land. It should be noted that this is only an initial contract and that the transaction is subject to certain terms. The purchase cost (100%) of the land (the Company’s stake – 50%) is approx. USD 330 M and the scope of proceeds is expected to exceed USD 3 B. The anticipated timeframe for construction of the project is about 5 years. The Company effected the first installment on account of its stake in the land in the sum of USD 50 M; the balance of the payment for the land, approx. USD 115 M, will be paid after the final execution and the completion of all suspending conditions.
The sector of land covers a total area of some 300 acres (approx. 1,210 dunam), situated about

10 Km. away east of the center of the city of Bangalore. On the west, the sector of land borders on a natural lake covering hundreds of acres.
The region is highly accessible to vehicle traffic and is situated on the road between the center of the city and Whitefield, which is a central hi-tech region and a rapidly developing residential area. The area is highly accessible to the new peripheral ring road which is currently under construction, and which surrounds the entire city, as well as to the outer ring road.
Maalot estimates that this project, if implemented, will significantly enhance the Group’s exposure in India. Furthermore, in view of the fact that the rates of the bank financing provided (to back the project) are low compared with the Group’s other countries of activity and the absence of finance in connection with land in India, raise the Group’s financial exposure and in view of the high amounts of shareholders’ equity which are expected, as per Maalot’s estimate, to prevail in the project. Maalot further estimates that notwithstanding the very high demand in the Indian market among the medium-high population sector, the scope of the residential units in the project and the duration of their construction are liable to create exposure in consequence of a drop in demand and the construction of competing projects in the region. At the same time, the Company intends to finance the cost of the construction via an early sale of apartments, which modus operandi is widely spread in India.

Maalot estimates that the Company’s business positioning is higher than average and is influenced, inter alia, by the following positive factors:
*	The scope of activities and the scope of transactions in process, position the Company at a higher level than before.
*             The Company’s operations are extensively geographically spread.
*
The Group has accumulated extensive goodwill in the field of promotion of commercial properties, creating a wide demand for the purchase of these centers even before the commencement of the construction thereof.

*	The Group enjoys considerable goodwill and brand awareness in Eastern and Central Europe, and is a key player in its areas of activity.
*	The Group enjoys personal and business contacts with decision makers and financial entities in the countries of activity.
*	The Company’s policy is to defer the sale of assets until after the achievement of a marketing rate of at least 70% of the project areas, with a view to raising the value of the property.
*	Most of the tenants in the Company’s properties are anchor tenants from the leading chains in Europe.
*	Maalot estimates that the Group has strategic buyers committed to purchase part of the Group’s promoter projects, thus reducing the marketing risk.
*	The Group has a history of performance of successful sale transactions with high yield, which is also reflected in high IRR rates.
*	The Group’s hotels enjoy a considerably high level of goodwill and high occupancy rates.
*	Significant scopes of value surpluses are inherent in the Company’s fixed assets (primarily its hotels), against which the Company may perform, as it has done previously, refinance at updated value.

Below are the points with a negative impact on the Company’s business positioning:
*
Policy of entering into developing countries, where the market is at fledgling stages, such as Eastern Europe and East Asia. Maalot estimates that the entering into these markets entails higher than average business risks due to the economic instability characterizing these countries.

*
Maalot estimates that the Group is highly dependent on its revenues from the sale of profit-generating properties under promotion. In view of the prolonged construction time of these projects and the limited scope of transactions enabled by this activity, the flow of income from this field fluctuates, and there can be a relatively long period without new transactions that is likely to affect activity. This risk is partially offset in view of the Company’s hotel business activity, its revenues from the operation of commercial centers and the Company’s capability to perform refinancing of its assets as a temporary alternative to the sale of the assets.

*
Entering into promotion of mega projects requires high managerial attention, significant investment scopes and long construction times (about 5 years per project), which, Maalot estimates increases the Company’s business risk.

Management and Business Strategy
Maalot estimates that the quality of the management in the Company is significantly higher than average, as primarily reflected by the constant increase in revenues, the longstanding goodwill, the experience and seniority of the owner and the management headed by Mr. Motti Zeisser.
The process of identification of land, promotion and sale, in general, is carried out by the local management (there is a country head for each project in each country, who is mostly an Israeli, and his own management team which reports to the Company’s management in Tel Aviv on an ongoing basis).
Maalot estimates that the quality of the management stems, inter alia, from the professionalism of the local teams and the considerable goodwill, good familiarity with city leaders and companies and their ability to identify business opportunities.
Below is a breakdown of the highlights of the Company’s business strategy:
*
The Company considers itself as a holding company with a focus on diverse fields of real estate, commencing with commercial centers, through hotels and ending with residential construction, with a wide geographic spread.

*	Expansion of the Company’s circle of “products and areas of activity”, to reduce risks and enhance the basis of business alternatives for generating profits.
*
Exploitation of the value inherent in the Company’s assets, either by holding and operating (such as the hotels) or by sale (such as the commercial centers). Within this framework, the Company realizes its assets sometimes even during the setup period and/or immediately thereafter and/or by issues of business units.

*	The Company intends to expand the variety of the countries of activity in order to become an investment company with a focus on global real estate businesses.
*	“Outsourcing the activity” which is not at the Company’s core activity (such as the casino in the Obuda Island) to third parties, with a view to minimizing risks and enhancing the business focus.
*
Purchase of additional business platforms with an emphasis on the field of residential real estate and/or profit-generating real estate, as part of the Company’s wish to diversify its business, all as a derivative of realization of opportunites.

*	Duplicating in India the activity of establishing commercial centers, such as the activity in Europe. At present the Group has 4 projects in India at various stages of promotion.
*
Development of the Group’s activity in India beyond promotion for commerce and entertainment purposes. The Group has several projects in India in the field of hospitals, residential construction, and more.

*
The Company constantly examines its mode of activity in the destination countries, looking into demand in each and every area and attending to adjusting the nature of its activity to the then current needs.

6.           Financial Risk

Maalot estimates that the financial risk inherent in the Company’s activity is lower than average, primarily in view of the Company’s constantly declining financial leverage and the Group’s very high liquidity level.
The analysis below is based on the Company’s financial statements which are prepared under Israeli accounting standards.
See summary of financial data further to the financial analysis below.

Income and Profitability
The scope of the Company’s revenues has a constant growth tendency, primarily arising from a change in the nature of the Company’s activity and a shift from being a company that promotes and manages properties to one that sells the properties. The guideline for the Company’s activity at present is improving the property and the sale thereof at returns that are higher than average on the market. Maalot estimates, in view of the nature of the Company’s activities as a promoter, and in view of the timing of the registration of the sale of assets, that the high level of the Company’s revenues is not permanent and its profitability is likely to be adversely affected in the short term up to the performance of additional sales.
Maalot estimates that the profitability rates exhibited by the Company in recent years, as reflected in the gross profitability (30%-50%) and in the EBITDA rate (40%-49%) are considerably higher than average in promoter companies rated by Maalot and primarily arise from the sale of assets at the end of the promotion stage. The profitability data pursuant to the quarterly statements are influenced by the timing of the recognition of the revenues from the sale of profit-generating properties and accordingly will generally be lower in terms of the annual data. It should be stated that in view of the sale of Plaza Arena in Hungary, it can be estimated that the Company’s profitability rates will be considerably higher in 2007 compared with 2006.
The Company has substantial R&D expenses for its activity in the hi-tech field. These expenses are primarily covered by the ongoing cash flow of the companies InSightec and Gamida Cell as well from the introduction of additional investors, and not through significant owners’ injection.
In the first half of 2007 the Company recorded net profits of NIS 20 M, compared with a loss of approx. NIS 54 M in the respective period in 2006.

Financial Robustness
Maalot estimates that the level of the Company’s financial leverage, as reflected in the debt to CAP ratio, and in the debt to net CAP ratio, is significantly better than average in the sector (66% and 44.8%, respectively, as of June 2007). As part of the examination of the Company, Maalot also prepared a proforma, looking into the Company’s financial robustness as of June 2007. Maalot estimates that the levels of leverage indicate financial robustness exceeding the average for the promoter real estate companies rated by Maalot.
Maalot estimates that the Company’s financial leverage level is likely to increase with the continued promotion, primarily with regard to the three major projects (as stated above), up to the implementation of another realization of the assets under promotion in accordance with the Company’s business plan. As aforesaid, the rating of the Company’s liabilities relies, inter alia, on Maalot’s estimate, that the Company’s net debt to net CAP ratio, in the short term, will not exceed a rate of 70%. Furthermore, Maalot anticipates that in the medium term (as of the end of 2008), the Company will continue to reduce its financial leverage, to a net rate not exceeding some 65%. At the same time, insignificant deviations of a periodic nature will not constitute an immediate ground for a change in the rating.

It should be stressed that as of the date of the Report, Maalot has been advised that according to the Company’s policy, the net financial debt to net balance sheet CAP ratio, in the short term, will not exceed a rate of 70% and in the medium term (as of the end of 2008) will not exceed 65%, subject to insignificant deviations of a periodic nature. At the same time, the Company may change this policy at any time, at its exclusive discretion, even if the rating of the Notes will change thereby. It should be stated that should such a change occur in the Company’s policy, the Company will give a notice to this effect to Maalot beforehand.

Liquidity and Accessibility to Sources of Finance
Maalot estimates that the Company’s liquidity is significantly higher than average, as reflected in the high balances of the liquid portfolio. Maalot estimates that maintaining a level of liquidity is essential in order to maintain flexibility in the Company’s operations, in view of the fact that most of the Company’s assets cannot be realized expeditiously and their lion’s share is still at various stages of construction.
Maalot estimates that the Company has good access to the banking system and very good access to the capital market, in view of the issue of the subsidiary, PC, unused credit facilities within the framework of PC in significant amounts and the fact that the Company also intends to continue with issues of additional business units.

Cash Flow and Coverage Ratios
The Company prepares its statements of operations in the format customary at holding companies (all inclusive). The consideration from sale of the commercial assets is recorded in the cash flow from investment activity. At Elbit, the sale of assets is at the core of the business, constituting the Company’s primary income source. The entering of this activity as investment activity, significantly tilts down the Company’s cash flow from current operations. It should be stated that this activity of selling assets commenced in 2003 as a sector of operations in itself, as aforesaid, in view of the shift to activity as a promoter company, which constructs, markets and sells the assets.
The Company’s activity is divided into two periods: The first up to 2003, when the Company operated the commercial centers which it constructed, and the second from 2004, when the Company shifted to selling the commercial centers as early as at the advanced construction stages of the project. Accordingly, the Company’s cash flow from current operations is positively affected by the present manner of activity and the Company shows a high level of current cash flow.
Maalot estimates that the debt coverage ratios and the finance expenses coverage ratios which the Company is expected to exhibit are better than the average in the sector. From 2007 to 2010 Maalot estimates that the anticipated debt coverage ratio is  by means of EBITDA flow which will fluctuate for 3 to 10 years, in view of the timing of the sales of the projects under construction. Moreover, Maalot estimates that there may be periods where the cash flow will be adversely affected due to a delay up to the successful completion of the promotion of the properties and the realization thereof at a profit.

7.           The Rating Outlook

The rating outlook for Elbit Imaging is stable. The stable rating outlook arises from Maalot’s estimate that the Company will continue to maintain a balanced business and financial policy, inter alia, by maintaining the aforesaid financial ratios.

Summarized Financial Data

Income and Profitability	June 2007	June 2006	2006	2005	2004	2003	2002
Total Income	874,808	576,234	1,670,553	816,755	735,881	594,885	512,674
Total Gross Profit	186,066	73,853	826,366	302,655	227,643	136,070	78,959
Gross Profit Rate	21.3%	12.8%	49.5%	37.1%	30.9%	22.9%	15.4%
Consisting of: Sale of commercial centers, net			281,661	131,921
Sector revenues to total revenues ratio			34.5%	17.9%
Sector gross profit			281,661	131,921
gross sector profit to revenues from operations ratio			100.0%	100.0%
Sector gross profit to total gross profit ratio			93.1%	58.0%
Consisting of: Operation of commercial centers	630,306	314,670	477,726	142,957	311,893	347,056	279,776
Sector revenues to total revenues ratio	72.1%	54.6%	28.6%	17.5%	42.4%	58.3%	54.6%
Sector gross profit	173,746	27,562	82,689	(14,683)	40,501	89,143	61,103
gross sector profit to revenues from operations ratio	27.6%	8.8%	17.3%	-10.3%	13.0%	25.7%	21.8%
Sector gross profit to total gross profit ratio	93.4%	37.3%	10.0%	-4.9%	17.8%	65.5%	77.4%
Consisting of: Operation and management of hotels	189,249	167,471	351,610	270,057	218,365	189,205	206,679
Sector revenues to total revenues ratio	21.6%	29.1%	21.0%	33.1%	29.7%	31.8%	40.3%
Sector gross profit	25,864	16,897	45,226	10,764	11,213	533	1,044
Sector gross profit to revenues from operations ratio	13.7%	10.1%	12.9%	4.0%	5.1%	0.3%	0.5%
Sector gross profit to total gross profit ratio	13.9%	22.9%	5.5%	3.6%	4.9%	0.4%	1.3%
Administrative and General Expenses	34,533	32,049	67,161	36,939	43,627	42,144	44,070
R&D Expenses	28,958	28,839	62,566	59,796	38,158	43,719	28,454
EBITDA	122,575	12,965	821,179	335,276	337,610	225,553	169,446
Ebitda to revenues ratio	14.0%	2.2%	49.2%	41.0%	45.9%	37.9%	33.1%
EBITDA to CAP ratio	3.4%	0.4%	14.5%	9.9%	8.2%	4.5%	3.3%
EBITDA to discounted CAP ratio	8.1%	0.6%	25.5%	12.6%	9.7%	4.9%	3.9%
Operating profit	122,575	12,965	696,639	205,920	145,858	50,207	6,435
Operating profit rate	14.0%	2.2%	41.7%	25.2%	19.8%	8.4%	1.3%
Financial expenses, net	44,786	79,353	129,127	122,321	53,569	211,821	5,440
Net finance expenses from revenues	5.1%	13.8%	7.7%	15.0%	7.3%	35.6%	1.1%
Other revenues (expenses), net	(17,192)	(6,291)	(36,836)	(57,106)	(51,428)	(10,477)	(15,205)
Profit (loss) before Income Tax	60,597	(72,679)	530,676	26,493	40,861	(172,091)	(14,210)
Pretax profit (loss) rate	6.9%	-12.6%	31.8%	3.2%	5.6%	-28.9%	-2.8%
Profit (loss), net	20,052	(53,667)	561,144	85,757	43,347	(112,081)	40,415
Net profit (loss) rate	2.3%	-9.3%	33.6%	10.5%	5.9%	-18.8%	7.9%
Return to equity	2.6%	-11.3%	35.1%	8.0%	3.5%	-7.9%	2.6%

Financial Robustness	June 2007	2006	2005	2004	2003	2002
Balance sheet scope	7,196,134	6,157,261	3,786,117	4,520,279	5,527,795	5,736,020
Equity including minority interests	2,232,251	2,230,134	1,066,859	1,234,655	1,425,252	1,548,206
Equity and minority interests to balance sheet	31.0%	36.2%	28.2%	27.3%	25.8%	27.0%
Financial debt	4,342,768	3,416,740	2,319,905	2,859,010	3,622,524	3,657,720
Debt to balance sheet	60.3%	55.5%	61.3%	63.2%	65.5%	63.8%
Consisting of: Short term debt	826,003	480,771	460,270	536,937	917,809	1,632,699
Short term debt to balance sheet	11.5%	7.8%	12.2%	11.9%	16.6%	28.5%
Short term debt to total debt	19.0%	14.1%	19.8%	18.8%	25.3%	44.6%
Discounted debt	1,812,966	986,757	1,590,489	2,235,244	3,168,017	2,767,633
Discounted financial debt to balance sheet	25.2%	16.0%	42.0%	49.4%	57.3%	48.3%
Financial debt to CAP	66.0%	60.5%	68.5%	69.8%	71.8%	70.3%
Discounted debt to discounted CAP	44.8%	30.7%	59.9%	64.4%	69.0%	64.1%
Financial expenses, net	44,786	129,127	122,321	53,569	211,821	5,440
Financial expenses to financial debt	1.0%	3.8%	5.3%	1.9%	5.8%	0.1%

Item	June 2007	2006	2005	2004	2003	2002
Liquid portfolio	2,529,802	2,429,983	729,416	623,766	454,507	890,087
Liquid portfolio to balance sheet	35.2%	39.5%	19.3%	13.8%	8.2%	15.5%
Liquid portfolio to short term debt	306.3%	505.4%	158.5%	116.2%	49.5%	54.5%
Liquid balance to current liabilities	187.5%	297.5%	105.4%	78.5%	38.6%	46.8%
Current ratio	3.46	4.33	1.25	0.93	0.49	0.53
Quick ratio	3.44	4.30	1.22	0.92	0.49	0.53
Working capital	3,323,834	2,721,780	173,354	(58,402)	(600,728)	(895,269)

Cash flow and coverage ratios	2006	2005	2004	2003	2002
Cash flow from current operations	(56,490)	(99,108)	(21,562)	(8,333)	(22,781)
Cash flow from current operations to revenues	-3.38%	-11.69%	-2.98%	-2.42%	-5.22%
Cash flow from current operations – reconciled	72,967	74,805	271,147	(105,503)	(22,781)
Cash flow from current operations reconciled with revenues	4.37%	9.16%	36.85%	-17.74%	-4.44%
Cash flow from investment activity	(835,375)	5,496	128,481	131,443	(497,736)
Cash flow from investment activity – reconciled	(964,832)	(168,417)	(164,228)	228,613	(497,736)
Cash flow from finance activity	2,518,004	243,727	75,872	(174,995)	350,100
EBITDA	822,516	335,276	337,610	225,553	169,446
Debt to EBITDA	4.2	6.9	8.5	16.1	21.6
Discounted financial debt to EBITDA	1.2	4.7	6.6	14.0	16.3
Finance / EBITDA	6.4	2.7	6.3	1.1	31.1
Permanent cash flow (FFO), reconciled	29,619	96,962	268,214	(118,138)	(1,077)
Financial debt / FFO	115.4	23.9	10.7	Negative FFO	Negative FFO
Discounted financial debt to FFO	33.3	16.4	8.3	Negative FFO	Negative FFO
FFO + finance to finance	1.2	1.8	6.0	Negative FFO	Negative FFO

8.           Appendix 1 - Definitions

Net debt to net CAP ratio not exceeding 70% in the short term:

Net financial debt = Including short term debt from banks (including current maturities) plus long term debt from banks, plus Notes less liquid portfolio balances (as defined above). Further, the financial debt includes other interest bearing liabilities as well as financial guarantees.

Liquid portfolio = cash balance + short term deposits + negotiable securities.

Net CAP = equity + debt less balance of liquid portfolio.

Shareholder’s Equity  = Shareholder’s equity according to balance sheet values, plus minority interests.

The calculation will be made on the basis of the financial statements published by the Company, according to generally accepted accounting standards.

It should be stated that when measuring the net financial debt, Maalot will consider offsetting from the debt balance under the financial statement, debts covered by bank guarantees, provided by purchasers as part of transactions of sale of the Company’s assets.  It should be stressed that this debt will be offset under several suspending conditions:
A.           The Company complies with the marketing rate as stated in the guarantee letter.
B.
The Company complies with the financial performance rate of the projects (pursuant to the Company’s reports, taking account of the balance for investment and the actual investment, under the budget submitted to Maalot).

1.	60% performance – Maalot will recognize 40% of the guarantee or the total investment performed (whichever is lower).
2.	80% performance – Maalot will recognize 60% of the guarantee or the total investment (whichever is lower).

1.21	Coordination And Distribution

Clal Finance Underwriting Ltd., Analyst Underwriting And Issuing Ltd. and Menora Mivtachim Underwriters & Management Ltd. (hereinafter: the “Authorized Agents”) will receive in connection with this issue distribution commissions at a rate of the gross issue proceeds, plus applicable VAT, as published in the Complementary Notice. This commission will be distributed among the Authorized Agents at the exclusive discretion of the Company. Furthermore, the Company will pay to Clal Finance Batucha Investment Management Ltd. a distribution commission in such sum as shall be published by the Company in the Complementary Notice. For details regarding the prior undertaking commission to which the Classified Investors are entitled, see subsection 1.16 above.

1.22           Expenses of the Offering

The aggregate amount that we expect to pay for early commitment fees, coordination and distribution fees in connection with the offerings of the Series E Notes and the Series F Notes and our other expenses will be published on the Complementary Notice.

1.23           Incorporation of Certain Documents by Reference

(A)
We are allowed to “incorporate by reference” the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:  Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the ISA on the Magna system on July 3, 2007.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on May 30, 2007, July 5, 2007, July 30, 2007, July 31, 2007, August 6, 2007, August 7, 2007, August 22, 2007, August 27, 2007, August 28, 2007, August 29, 2007, August 30, 2007, September 5, 2007, September 6, 2007 and September 11, 2007.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Elbit Medical Imaging Ltd.
2 Weitzman Street
Tel-Aviv 64239
Israel

Tel: (972) 3-608-6000
Fax: (972) 3-608-6054

Attn: Shimon Yitzhaki, President
Tel: (972) 3-608-6000
Fax: (972) 3-608-6055

Our ordinary shares are listed on the Nasdaq Global Market and on the Tel Aviv Stock Exchange. Since our shares are also listed on the Nasdaq Global Market, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on the Tel Aviv Stock Exchange, provided that a copy of each report submitted in accordance with applicable United States law or Nasdaq rules is filed with the Israel Securities Authority and the Tel Aviv Stock Exchange within the time specified under Israeli law.

1.24           Indemnification, Exemption and Insurance of Directors and Officers

General. EMI’s Articles of Association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any director and/or officer of EMI, all subject to the provisions of the Israeli Companies Law:

Exemption - EMI may prospectively exempt any director and officer of EMI from liability, in whole or in part, for damages sustained due to a breach by the director and/or officer of such director’s and/or officer’s duty of care to the EMI. A recent amendment to the Israeli Companies Law prohibits a company to exempt any of its directors and officers in advance from its liability towards such company for the breach of its duty of care in distribution as defined in the Israeli Companies Law (including distribution of dividend and purchase of such company’s shares).

Insurance - EMI may subscribe for insurance of liability of any director and officer of EMI imposed on such director and/or officer due to an act performed by such director and/or officer in such director’s and/or officer’s capacity as a director and/or officer of EMI, in any of the following:

(i)	Breach by the director and/or officer of such director’s and/or officer’s duty of care to EMI or to any other person;

(ii)
Breach of the director’s and/or officer’s fiduciary duty to EMI, provided that the director and/or officer acted in good faith and had reasonable grounds to believe that the act would not prejudice the interest of EMI;

(iii)	Monetary liability imposed upon a director and/or officer in favor of a third party;

(iv)	Any other event in respect of which an insurance of a director and/or officer is and/or may be permitted.

Indemnification - EMI may prospectively undertake to indemnify a director and/or officer of EMI, with respect to liability or expense set forth hereunder, incurred by such director and/or officer for an act performed by such director and/or officer in such director’s and/or officer’s capacity as a director and/or officer of EMI, provided that the prospective indemnification undertaking shall be limited to certain events that in the opinion of the EMI board of directors are foreseeable at the time of issuance of the prospective indemnification undertaking and to an amount that the EMI board of directors has determined that is a reasonable amount under the circumstances.

EMI may retroactively indemnify a director and/or officer of EMI with respect to liability or expense set forth hereunder, imposed on such director and/or officer for an act performed by such director and/or officer in such director’s and/or officer’s capacity as an director and/or officer of EMI. EMI’s Articles of Association also provide that, subject to the Israeli Companies Law, a prospective indemnification undertaking or a retroactive indemnification, as referred to above, may be issued or granted, as the case may be, with respect to the following matters:

(i)	Monetary liability imposed upon an officer in favor of a third party by a judgment, including a settlement judgment approved by court or an arbitrator’s award approved by court;

(ii)
Reasonable litigation expenses, including attorney’s fees, incurred by or charged to a director and/or officer by court, in proceedings brought against the director and/or officer by EMI or on its behalf or by a third party, or a criminal charge from which the director and/or officer was acquitted or for a criminal charge in which such officer was convicted of an offense not requiring proof of criminal intent;

(iii)	Other liability or expense for which it is or may be permissible to indemnify a director and/or officer.

The aggregate indemnification amount paid to directors and officers of EMI pursuant to prospective undertake to indemnify a director and an officer of EMI as described above, or a Director of the Other Company, as described below, shall not exceed the lower of (i) 25% of the shareholders’ equity of EMI as of the date of actual payment by EMI of the indemnification amount (as set forth in EMI’s most recent consolidated financial statements prior to such payment); and (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EMI, with respect to matters covered by such indemnification.

EMI is also authorized to grant indemnification, either prospectively or retroactively, to any person, including a director and an officer of EMI who officiates or officiated on behalf of or at the request of EMI as a director of another company of which EMI is either directly or indirectly a shareholder or in which it has any other interest whatsoever (“Director of the Other Company”), subject to certain limitations.

Prohibition on the grant of exemption, insurance and indemnification - The Israeli Companies Law provides that a company may not give insurance, indemnification nor exempt its directors and/or officers from their liability in the following events:

(i)
a breach of the fiduciary duty vis-a-vis the company, except in relation to indemnification and insurance due to a breach of fiduciary duty towards the Company if  the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(ii)	an intentional or reckless breach of the duty of care, except if such breach of duty of care was made in negligence only;

(iii)	an act done with the intention of unduly deriving a personal profit; or

(iv)	a fine imposed on the officer or director.

Insurance of directors and officers. EMI purchased an insurance policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, for a one-year period beginning on October 31, 2006 and ending on October 31, 2007.  Such policy covers a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million). The premium paid by the Company with respect to this insurance policy was approximately $256,000 representing its share out of a total premium of $285,000$ paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2006 and ending on October 31, 2007 without any retroactive limitation and subject to the terms of the policy.

Exemption of directors and officers. EMI shareholders approved on February 21, 2001 to prospectively exempt directors and officers of EMI (other than the controlling shareholder of EMI at that time) from their liability for damages sustained due to a breach by them of their duty of care to EMI, all in accordance with the Israeli Companies Law.

Indemnification of directors and officers. In accordance with EMI shareholders resolution adopted on February 21, 2001, EMI has undertaken to indemnify its directors and officers to the fullest extent permitted by the Israeli Companies Law and EMI Articles of Association. The following principles shall apply to the prospective indemnification undertaking with respect to EMI directors and officers:

1.           The aggregate indemnification amount, paid to directors and officers of EMI pursuant to prospective undertake to indemnify a director and an officer of EMI, or a Director of the Other Company, shall not exceed the lower of (i) 25% of the shareholders’ equity of EMI as of the date of actual payment by EMI of the indemnification amount (as set forth in EMI’s most recent consolidated financial statements prior to such payment); and (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EMI, with respect to matters covered by such indemnification.

2.           The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under law) to the following events that, in the opinion of EMI board of directors, are foreseeable at the date of the board of directors’ resolution on the grant of prospective undertaking to indemnify:

(i)           Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

(ii)           A "Transaction" within the meaning of Section 1 of the Companies Law, including without limitation a transfer, sale or purchase of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, and any act directly or indirectly involved in such "Transaction";

(iii)           Report or notice filed in accordance with the Companies Law or the Israeli Securities Law of 1968, including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

(iv)           Amendment to EMI’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in EMI’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

(v)                      The making of any statement, including a bona fide statement or opinion made by an officer of EMI in such capacity, including during meetings of the Board of Directors or any committee thereof;

(vi)           An act in contradiction to the articles or memorandum of association of EMI; and

(vii)           Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by EMI or otherwise affiliated therewith.

1.25           Directors and Senior Management

Below is a list of our directors and senior management as of the date of this prospectus:

NAME	POSITION
Mordechay Zisser	Executive Chairman of the Board of Directors
Abraham (Rami) Goren	Executive Vice Chairman of the Board of Directors
Shimon Yitzhaki	President and Director
Rachel Lavine	Director
Yehoshua (Shuki) Forer	Director
David Rubner	Director
Yosef Apter	External Director
Zvi Tropp	External Director
Moshe Lion	Director
Shmuel Peretz	Director
Marc Lavine	Corporate Secretary and General Counsel
Dudi Machluf	Chief Financial Officer

The business address of the directors and senior management is 2 Weitzman Street, Tel-Aviv 64239, Israel.

1.26           Where Can You Find More Information

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis with 60 days from the end of each quarter. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. Reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our internet address is http://www.emitf.co.il. You may also find our reports filed with the ISA on the Magna site whose address is www.magna.isa.gov.il.

1.27           Legal Matters

Certain legal matters with respect to the Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Berkman & Co. See Chapter 2.

1.28     Experts

    The audited consolidated financial statements incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Brightman Almagor & Co., an independent registered public accounting firm in Israel and a member firm of Deloitte Touche Tohmatsu, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.  The address of Brightman Almagor & Co. is 1 Azrieli Center, Tel-Aviv 67021.  Brightman Almagor & Co. has consented to the incorporated by reference of their report dated June 25, 2007 with respect to the consolidated financial statements of the Company in the Company’s 2006 20-F.

            The Company has also engaged the services of (i) KPMG Hungaria Kft., with an address of 1139 Budapest Vaci ut 99, Budapest, Hungary to audit the financial statements of the Company’s subsidiary, Plaza Centers (Europe) N.V. and its subsidiaries; (ii) Mazars Paardekooper Hoffman N.V., with an address of Mazars Tower, Delflandlaan 1 - P.O. Box 7266 - 1007 JG Amsterdam, to audit the financial statements of the Company’s subsidiary, B.E.A. Hotels N.V.; and (iii) Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, with an address of  3 Aminadav St, Tel Aviv 67067, Israel, to audit the financial statements of the Company’s subsidiary, Gamida Cell Ltd.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not, and the consultants have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since such date.

1.29         Sales of Unregistered Securities

During the past three years, the Company sold securities that were not registered under the Securities Act, as follows:

(A)
On November 2, 2004, our subsidiary, Elscint, sold 357,953 shares of EMI to an institutional investor in consideration for 576,923 ordinary shares of Elscint through a private transaction under Regulation S. Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were held by a subsidiary of EMI. Following the transaction the shares sold enjoyed full equity and voting rights.

(B)
On February 27, 2005, we issued an aggregate of 350,000 ordinary shares of EMI under Regulation S to Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, pursuant to an exercise by him of options, for an aggregate price of approximately NIS 16 million.

(C)
During March 2006, we issued 27,964 ordinary shares of EMI to two former directors of Elscint, our subsidiary, pursuant to an exercise of options of Elscint, which were converted into options of EMI upon a merger by way of exchange of shares between EMI and Elscint effective as of November 23, 2005. The options and the ordinary shares issued upon the exercise of such options were issued to the two former directors of Elscint under Regulation S. The aggregate consideration received by us in connection with the exercise of such options was approximately NIS 1.1 million.

(D)
On May 17, 2006, our subsidiary, Elscint, sold 524,187 shares of EMI through a private transaction under Regulation S to Clal Finance Batucha Investments Management Ltd. The aggregate consideration with respect to such sale was approximately NIS 60.2 million (approximately $13.1 million). Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were held by a subsidiary of EMI. Following the transaction the shares sold enjoyed full equity and voting rights.

(E)
On June 8, 2006, we granted options to purchase an aggregate of 350,000 ordinary shares to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors at an exercise price of NIS 137.44 per share under Regulation S. The options expire on June 7, 2009.

(F)
On July 2, 2006, we granted 353,500 options to purchase an aggregate of up to 140,548 ordinary shares of EMI, to nine directors of the Company (excluding Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors) at an exercise price of NIS 100 per share pursuant to our 2006 Employees Directors and Officers' Incentive Plan under Regulation S. The options expire on July 1, 2011.  On January 31, 2007, our Audit committee and Board of Directors approved an amendment to the terms of grant pursuant to which the maximum number of ordinary shares that may be issued in connection with such options was increased to 176,750. Such amendment is subject to the approval of our shareholders.

(G)
On July 12, 2006, we granted 484,250 options to purchase an aggregate of  up to 192,533 ordinary shares to sixty one of our employees and officers at an exercise price of NIS 100 per share pursuant to our 2006 Employees Directors and Officers Incentive Plan under Regulation S. The options expire on July 11, 2011.  On January 31, 2007, our Audit committee and Board of Directors approved an amendment to the terms of grant pursuant to which the maximum number of ordinary shares that may be issued in connection with such options was increased to 242,125.

Chapter 2

2.1	Legal Opinion

The Company has received the following legal opinion:

Tel Aviv, September 11, 2007

To
Elbit Medical Imaging Ltd.
2 Weizman Street
Tel Aviv 64239

Dear Sir or Madam;

Re: Prospectus of Elbit Medical Imaging Ltd. (the “Prospectus”)

Concerning Public Offering of Series E Notes and Series F Notes under this Prospectus (hereinafter, jointly: the “Securities”) of Elbit Medical Imaging Ltd. (hereinafter: the “Company”) and at your request, we hereby confirm as follows:

1.	The rights attached to the Securities were described accurately in the Prospectus.

2.	The Company is authorized to issue the Securities under a prospectus in the manner described in the Prospectus.

3.	The Company’s Directors were duly appointed and their names are referred to in the Prospectus.

We agree that this opinion will be included in the Prospectus.

Sincerely,

David Hodak,
Advocate
Adva Bitan, Advocate
Gross, Kleinhendler, Hodak, Berkman & Co.

2.2	Auditor’s Consents

Date: September 10, 2007

To
The Board of Directors of Elbit Medical Imaging Ltd.

    Re:              Confirmation Of A Registered And Independent Accounting Firm

Dear Sir or Madam,

We hereby agree to the inclusion by way of reference in the Prospectus (hereinafter: the “Prospectus”) of Elbit Medical Imaging Ltd. (hereinafter: the “Company”), concerning the public issue of the Series E Notes and Series F Notes of the Company, of our auditor’s opinion that was signed by us on June 25, 2007, pertaining to the consolidated financial statements of Elbit Medical Imaging Ltd. and its subsidiaries as at December 31, 2006 and the year then ended, which were submitted by Elbit Medical Imaging Ltd. to the U.S. Securities and Exchange Commission and to the Securities Authority on July 2, 2007 and on July 3, 2007, respectively, in Form F-20.

This letter is issued at the request of Elbit Medical Imaging Ltd., and is only intended for inclusion in the Prospectus to be submitted to the Securities Authority in Israel, in September 2007.

Sincerely,

Brightman Almagor & Co.
CPAs (Isr.)
Member of Deloitte Touche Tohmatsu

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Prospectus of Elbit Medical Imaging Ltd. (the “Company”) for the offering of Series E Notes and Series F Notes of the Company of our report dated March 14, 2007, with respect to the consolidated financial statements of Gamida Cell Ltd. as of December 31, 2006, included in the Annual Report (Form 20-F) for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on July 2, 2007 and with the Israel Securities Authority on July 3, 2007.

Tel Aviv Israel                                    KOST, FORER GABBAY & KASIERER
September 9, 2007                              A Member of Ernst & Young Global

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Elbit Medical Imaging Ltd.:

We consent to the incorporation by reference in this prospectus of Elbit Medical Imaging Ltd. of our report dated March 23, 2007, with respect to the consolidated balance sheets of Plaza Centers N.V. (formerly Plaza Centers (Europe) B.V.) as of December 31, 2006 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended prepared in accordance with International Financial Reporting Standards as adopted in the European Union ("IFRS-EU financial statements"), and our report dated April 5, 2006, except as to note 1.c., which is as of March 23, 2007, with respect to the consolidated balance sheet of Plaza Centers (Europe) B.V. as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2005 prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP financial statements"), which reports appear in the December 31, 2006 Annual Report on Form 20-F of Elbit Medical Imaging Ltd., as filed with the Securities and Exchange Commission on July 2, 2007 and with the Israel Securities Authority on July 3, 2007. Our report on the IFRS-EU financial statements refers to a change in the basis of accounting from accounting principles generally accepted in Israel to International Financial Reporting Standards adopted by the European Union. Our reports on the Israeli GAAP financial statements refer to a change in the classification of real estate properties under development to be sold and related bank loans from long-term to current.

KPMG Hungaria Kft.

Budapest, Hungary
September 7, 2007

2.3       Perusal Of Documents

A copy of this Prospectus, the authorization to publish it, the Trust Deeds, as well as a copy of any statement, opinion or approval contained or referred to therein, may be perused at the Company’s registered offices at 2 Weizman St., Tel Aviv, during normal working hours, as well as on the website of the Securities Authority: www.magna.isa.gov.il.

Chapter 3 - Signatures

Company:

Elbit Medical Imaging Ltd.
Directors:
Mordechai Zieser
Abraham (Rami) Goren
Shimon Yitzchaki
Rachel Levin
Joshua (Shuki) Furer
David Robner
Zvi Trop
Joseph After
Moshe Leon
Shmuel Peretz